As filed with the Securities and Exchange Commission on September 22, 2005

Registration No. 333-126457

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hercules Offshore, LLC

to be converted as described herein to

a corporation to be renamed

HERCULES OFFSHORE, INC.

(Exact name of registrant as specified in its charter)

Delaware	1381	83-0402575
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2929 Briarpark Drive, Suite 435 Houston, Texas 77042 (713) 952-4176 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	Steven A. Manz Chief Financial Officer Hercules Offshore, LLC 2929 Briarpark Drive, Suite 435 Houston, Texas 77042 (713) 952-4176
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David L. Emmons Tull R. Florey Baker Botts L.L.P. 910 Louisiana Street One Shell Plaza Houston, Texas 77002-4995 (713) 229-1234	T. Mark Kelly Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin Street 2300 First City Tower Houston, Texas 77002-6760 (713) 758-2222

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$172,500,000	$20,304(3)
Rights to Purchase Series A Junior Participating Preferred Stock(4)	—	—

(1)	Includes shares of common stock subject to an over-allotment option granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act.
(3)	The registration fee was paid at the time of the initial filing of the registration statement on July 8, 2005.
(4)	The rights to purchase Series A Junior Participating Preferred Stock initially will be attached to and trade with the shares of common stock being registered hereby. The value attributed to such rights, if any, is reflected in the offering price of the common stock. Accordingly, no separate registration fee is payable with respect thereto.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 2005

                     Shares

Hercules Offshore, Inc.

Common Stock

We are selling              shares of our common stock and the selling stockholders are selling              shares of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to list our common stock on the NASDAQ National Market under the symbol “HERO.” We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of              additional shares from the selling stockholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Hercules	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Citigroup

Simmons & Company International

Deutsche Bank Securities

Howard Weil Incorporated

The date of this prospectus is                     , 2005.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

Industry and Market Data

In this prospectus, we rely on and refer to information regarding our industry from the U.S. Energy Information Administration, the U.S. Minerals Management Service, the American Petroleum Institute, Bloomberg L.P., John S. Herold, Inc. and ODS-Petrodata, Inc. These organizations are not affiliated with us and are not aware of and have not consented to being named in this prospectus. We believe this information is reliable. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own evaluation of market conditions.

Non-GAAP Financial Measures

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose Adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is calculated as net income before interest expense, taxes, depreciation and amortization and loss on early retirement of debt. Adjusted EBITDA is not a substitute for the GAAP measures of earnings and cash flow.

Financial Statements

We were formed in July 2004 to provide drilling and liftboat services to the oil and natural gas exploration and production industry. Since our formation, we have acquired our fleet of jackup rigs and liftboats in a number of separate asset acquisitions, including:

•	in August 2004, we acquired five jackup rigs from Parker Drilling Company and assumed the management of another jackup rig from an unrelated party;

•	in October 2004, we acquired 22 liftboats from Global Industries, Ltd.;

•	in January 2005, we acquired an additional jackup rig from Parker Drilling;

•	in January 2005, we acquired a jackup rig, which we had been managing since August 2004, from Porterhouse Offshore L.P.;

•	in June 2005, we acquired 17 liftboats, one of which we have sold, from Superior Energy Services, Inc.;

•	in June 2005, we acquired a jackup rig from Transocean Inc.;

•	in August 2005, we acquired a newly constructed liftboat from CS Liftboats, Inc.; and

•	in September 2005, we acquired a jackup rig from Hydrocarbon Capital II LLC.

As a result of our recent formation, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects. This prospectus includes audited financial statements only as of December 31, 2004 and for the period from inception (July 27, 2004) to December 31, 2004 and unaudited financial information as of and for the three-month period ended March 31, 2005 and the three- and six-month periods ended June 30, 2005. In this prospectus, we refer to the period from inception (July 27, 2004) to December 31, 2004 as the five-month period ended December 31, 2004. We have not completed or provided in this prospectus any stand-alone pre-acquisition financial statements for the assets we acquired in the transactions described above. As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition History and Financial Statement Presentation,” we have concluded that we are not required to include such pre-acquisition financial statements in this prospectus, and we believe that separate audited financial statements for the assets we acquired as of any date or for any period prior to our acquisition of those assets would not be meaningful to investors. As a result, and given our recent date of formation, we have not provided in this prospectus three years of audited financial statements that normally would be included in a prospectus forming part of an SEC registration statement.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that is important to you or that you should consider before investing in our common stock. You should read carefully the entire prospectus, including the risk factors, financial data and financial statements included herein, before making a decision about whether to invest in our common stock. Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option, the information in this prospectus relating to us assumes the completion of the conversion of our company from a Delaware limited liability company to a Delaware corporation, which we refer to as the “Conversion,” as described under the caption “The Conversion” below, and the terms “Hercules,” “our company,” “we,” “our,” “ours” and “us” refer to Hercules Offshore, Inc. and its subsidiaries after giving effect to the Conversion.

Our Company

We provide shallow-water drilling and liftboat services to the oil and natural gas exploration and production industry in the U.S. Gulf of Mexico. We currently own a fleet of eight jackup rigs that can drill in maximum water depths ranging from 85 to 250 feet and a fleet of 39 liftboats with leg lengths ranging from 105 to 260 feet. In the U.S. Gulf of Mexico, we have the fourth-largest fleet of jackup rigs operating in water depths of 250 feet and less and the largest fleet of liftboats with leg lengths greater than 100 feet, with a market share of approximately 35% in this class of liftboats. We contract our jackup rigs and liftboats to major integrated energy companies and independent oil and natural gas operators.

Our jackup rigs are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Our rigs are used primarily for exploration and development drilling in the shallow waters of the U.S. Gulf of Mexico. Five of our eight jackup rigs have a cantilever design that permits the drilling platform to be extended out from the hull to perform drilling or workover operations over certain types of preexisting platforms or structures. Our other three jackup rigs have a slot-type design, which requires drilling operations to take place through a slot in the hull. Historically, rigs with a cantilever design have maintained higher levels of utilization than rigs with a slot-type design, which are primarily used for exploratory drilling. However, one of our slot-type rigs has a competitive advantage in very shallow water as it is one of the few jackup rigs in the world that can drill in water depths as shallow as nine feet.

The following table contains information regarding our jackup rig fleet as of September 21, 2005.

Rig Name(1)	Type	Maximum/Minimum Water Depth Rating (feet)	Rated Drilling Depth(2) (feet)
11	Mat-supported, cantilever	175/21	20,000	(3)
15	Independent leg, slot	85/9	20,000
16	Independent leg, cantilever	170/16	16,000
20	Mat-supported, cantilever	85/20	25,000
21	Mat-supported, cantilever	120/22	20,000
22	Mat-supported, cantilever	173/22	15,000
30	Mat-supported, slot	250/25	20,000
31	Mat-supported, slot	250/25	20,000

(1)	As of September 21, 2005, two of our rigs, Rig 16 and Rig 31, were undergoing refurbishment and one rig, Rig 21, was awaiting mobilization to a shipyard for repairs of damage sustained during Hurricane Katrina. The table does not include Rig 25, which was severely damaged in connection with the storm and which we believe is likely to be declared a constructive total loss under our insurance policies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Hurricane Katrina.”
(2)	Rated drilling depth means drilling depth stated by the manufacturer of the rig. Depending on deck space and other factors, a rig may not have the actual capacity to drill at the rated drilling depth.
(3)	Rated workover depth. Rig 11 is currently configured for workover activity, which includes maintenance and repair or modification of wells that have already been drilled and completed to enhance or resume the well’s production.

Our liftboats are self-propelled, self-elevating vessels with a large open deck space, which provides a versatile, mobile and stable platform to support a broad range of offshore maintenance and construction services throughout the life of an oil or natural gas well. Once a liftboat is in position, typically adjacent to an offshore production platform or well, third-party service providers perform inspection, maintenance or construction service on the platform or well. Unlike larger and more costly alternatives, such as jackup rigs or construction barges, our liftboats are self-propelled and can quickly reposition at a worksite or move to another location without third-party assistance. The following table contains information regarding our liftboat fleet as of September 21, 2005.

Leg Length/ Liftboat Class (feet)	Number of Liftboats(1)	Average Deck Area (square feet)	Average Maximum Deck Load (pounds)
260	1	8,170	715,000
229	2	5,000	500,000
190-215	3	4,108	567,000
140-150	5	2,463	200,000
120-130	14	1,697	132,929
105	14	1,346	107,143

(1)	The table does not include the eight liftboats we have agreed to acquire from Danos & Curole Marine Contractors, LLC. See “—Recent Developments.”

We generally contract our jackup rigs and liftboats under daily rental agreements that provide for a fixed rental rate while operating, which we refer to as a “dayrate.” To date, most of our contracts have been on a short-term basis.

Our Industry and Recent Trends

The drilling and liftboat service industry is cyclical and typically driven by general economic activity and changes in actual or anticipated oil and natural gas prices. In general, demand for our rigs is correlated to our customers’ expectations of energy prices, particularly natural gas prices. As a result, we expect that sustained high energy prices generally would have a positive impact on our earnings, whereas sustained low energy prices generally would have a negative impact on our earnings. Demand for liftboats historically has been less cyclical than demand for jackup rigs, although demand for liftboats and for jackup rigs generally is affected by the same factors. We believe that recent trends in the industry, including the following, should benefit our operations:

•	strong commodity price environment;

•	growing U.S. demand for natural gas and maturing natural gas fields;

•	increasing capital budgets of oil and natural gas producers;

•	reduced supply of jackup rigs in the U.S. Gulf of Mexico; and

•	aging production infrastructure in the U.S. Gulf of Mexico.

For further information on our industry and recent trends, please read “Industry Overview.”

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

•	Favorable Niche Position in the U.S. Gulf of Mexico Shallow-Water Jackup Rig Market. We believe that our fleet of jackup rigs fills an important niche in the shallow-water drilling market of the U.S. Gulf of Mexico. Three of our eight rigs have design features making them capable of working in special drilling situations encountered in the U.S. Gulf of Mexico.

•	Leading Provider of Liftboat Services in the U.S. Gulf of Mexico. We operate the largest fleet of liftboats in the U.S. Gulf of Mexico with leg lengths greater than 100 feet. Our liftboat fleet comprises a broad range of liftboat sizes and capabilities and is deployed across the major producing areas of the U.S. Gulf of Mexico continental shelf.

•	Operation of Jackup Rigs and Liftboats Provides Balance to Our Business. Utilization and dayrates for jackup rigs, which are used primarily for exploration and development drilling, tend to be more closely correlated with oil and natural gas price expectations and drilling activity levels than utilization and dayrates for liftboats, which are used throughout the life of an oil and natural gas field. We believe that our liftboats help us balance our exposure to commodity prices and drilling activity levels that we experience with our jackup rigs.

•	Strong Relationships with a Diversified Customer Base. Our customer base provides exposure to the spending patterns of major integrated energy companies, which are more stable, and of smaller independent exploration and production companies, which are more commodity-driven and subject to wider fluctuations. We benefit from our management’s long-standing relationships with many of our customers, and in some instances, we have developed preferred service provider relationships with our clients.

•	Experienced and Incentivized Management Team. Our senior and operating level management team has extensive industry experience in the U.S. Gulf of Mexico and internationally, with an average of approximately 25 years of experience in the oil service industry. We believe that their considerable knowledge of and experience in our industry enhances our ability to operate effectively throughout industry cycles. Our management also has substantial experience in identifying and completing asset acquisitions. Our incentive compensation plans are designed to align our management’s interests with our operating, financial and safety performance.

For further information on our strengths, please read “Business—Our Strengths.”

Our Strategies

Our goal is to be a leading provider of drilling and liftboat services, primarily in shallow water markets, to the oil and natural gas exploration and production industry. We intend to employ the following strategies to achieve our goal:

•	Focus on Drilling and Liftboat Services. As one of the largest operators of shallow-water jackup rigs and liftboats in the U.S. Gulf of Mexico, we believe we are well-positioned to benefit from any increased levels of drilling and production maintenance activity. We also intend to selectively pursue expansion opportunities in international markets with characteristics similar to the shallow-water U.S. Gulf of Mexico, such as West Africa, the Middle East and the Asia-Pacific region.

•	Maintain Our Status as an Efficient, Low-Cost Service Provider. We strive to maintain an organizational structure and asset base that allow us to be an efficient, low-cost service provider in the industry. Because of the smaller rig and crew sizes required to operate our jackup fleet as compared to higher specification assets, we believe our rigs have an operating and capital cost advantage. In addition, our liftboat operations are organized to allow for the integration of future liftboat acquisitions without significant incremental overhead.

•	Pursue Strategic Growth Opportunities. We believe that opportunities remain to acquire shallow-water rigs from service providers that are more focused on higher specification assets needed to service customers operating in the deepwater market segment or drilling complex ultra-deep wells. We also believe that opportunities exist to acquire liftboats from smaller-scale operators as those operators may opt for consolidation given the economic and operational advantages associated with operating a larger fleet.

•	Remain Financially Disciplined and Conservative. We use return on capital employed in evaluating new investments and intend to pursue only those investments that we believe will produce strong returns on capital employed throughout an entire industry cycle. Furthermore, we intend to maintain a conservative capital structure and sufficient liquidity to operate throughout the industry cycle.

For further information on our strategies, please read “Business—Our Strategies.”

Risks Related to Our Business and Our Strategy

Prospective investors should carefully consider the matters described under “Risk Factors,” including that our business depends on the level of activity in the oil and natural gas industry; our business is concentrated in the shallow-water U.S. Gulf of Mexico, where market conditions are highly cyclical and subject to rapid change; our industry is highly competitive, with intense price competition; our business involves numerous operating hazards, including loss or damage from severe weather; and our acquisition strategy may be unsuccessful. One or more of these matters could negatively impact our business and our ability to implement successfully our business strategy.

Recent Developments

Liftboat Acquisition from Superior Energy. In June 2005, we acquired 17 liftboats from Superior Energy Services, Inc. for an aggregate purchase price of $20.0 million, one of which we sold in August 2005. The liftboats we acquired have leg lengths ranging from 105 to 130 feet.

Acquisition of Rig 16. In June 2005, we acquired our jackup rig Rig 16 from Transocean Inc. for a purchase price of $20.0 million. This rig is capable of drilling in water depths of up to 170 feet. We are currently refurbishing Rig 16 in the United Arab Emirates and expect to spend approximately $7.5 million on that refurbishment. We expect the rig to be available in the first quarter of 2006. We intend to seek work for the rig in a suitable international location.

Liftboat Acquisition from CS Liftboats. In August 2005, we acquired the newly constructed liftboat Whale Shark from CS Liftboats, Inc. for $12.5 million. The liftboat has a leg length of 260 feet, and we intend to seek work for it in the U.S. Gulf of Mexico and suitable international locations. We funded the purchase price of the liftboat with available cash. We expect to spend an additional $0.5 million to complete the commissioning of the liftboat. We expect the liftboat to be available in the fourth quarter of 2005.

Acquisition of Rig 31. In September 2005, we acquired Rig 31, a 250-foot mat-supported, slot jackup rig, from Hydrocarbon Capital II LLC for $12.6 million. The rig is currently located in Singapore, and we expect to spend approximately $15 million to refurbish the rig and to seek work for it in a suitable international location. We expect the rig to be available in the third quarter of 2006.

Liftboat Acquisition from Danos & Curole. In September 2005, we entered into a definitive agreement to purchase eight liftboats and related assets from Danos & Curole Marine Contractors, LLC for a purchase price of $44.0 million. We expect to complete the acquisition in the fourth quarter of 2005.

Four of the liftboats, which have leg lengths ranging from 130 to 230 feet, are located in the U.S. Gulf of Mexico. These vessels are currently operating under short-term contracts. We intend to integrate them into our existing liftboat operation and seek work for them in the U.S. Gulf of Mexico and suitable international locations. It is our intention to hire most of the vessel-based Danos personnel to operate the liftboats, but we will manage the operation and marketing of the vessels with our own personnel. One of these vessels, which has a leg length of 150 feet, sustained damage during Hurricane Katrina. We have agreed to pay Danos up to $0.5 million to salvage the vessel and to reimburse Danos for up to $1.5 million of any deductible amounts Danos is responsible for under its insurance policies covering the vessel. Danos has not yet been able to determine whether the vessel is a constructive total loss. If it is, the purchase price under the purchase agreement with Danos would be reduced by the amount of insurance proceeds Danos recovers in respect of such loss. We believe this amount would be approximately $3.3 million. If the vessel can be repaired, Danos will repair the vessel and deliver it to us upon completion of repairs. We would be responsible for the cost of repairs that exceed Danos’ available insurance coverage and for any deductible amount, as noted above.

The remaining four liftboats, which have leg lengths ranging from 130 to 170 feet, are currently operated in Nigeria. We have agreed with Danos that, upon our acquisition of the vessels, we will provide these vessels to Danos under an operating agreement. Danos is currently using these liftboats to provide services to customers in Nigeria. Under the operating agreement, Danos will deliver to us the contract revenues earned by the vessels. We will pay to Danos all of Danos’ expenses incurred to operate the vessels in Nigeria plus a management fee. The term of the operating agreement expires in September 2006, one year after the execution of the definitive agreement with Danos, subject to our right to terminate the agreement on 30 days’ notice to Danos. Danos will operate these vessels in Nigeria until we are able to establish our own operations in that country.

We intend to use a portion of the net proceeds to us from this offering to pay the purchase price of the assets. This offering is not conditioned on the closing of the acquisition. The acquisition is subject to various closing conditions that may not be satisfied, and we may not complete the acquisition in the fourth quarter or at all.

Senior Secured Credit Agreement. In June 2005, we entered into a senior secured credit agreement with a syndicate of financial institutions. This agreement provides for a $140.0 million term loan and a $25.0 million revolving credit facility. The term loan matures in June 2010 and has quarterly principal payments in an amount equal to 1% per annum. We used $54.6 million of the $140.0 million of proceeds from the term loan to repay all outstanding amounts under the credit facility of our drilling company subsidiary and $47.5 million of the proceeds to repay all outstanding amounts under the credit facility of our liftboat company subsidiary, in each case including accrued interest, fees and applicable prepayment premiums. We terminated both of those credit facilities in connection with the repayment. In addition, we used $20.0 million of the proceeds from the term loan to fund the purchase price of Rig 16.

In accordance with the credit agreement, in July 2005, we entered into hedge transactions with the purpose and effect of fixing the interest rate on $70.0 million of the outstanding principal amount of the term loan at 7.54% for three years. In addition, we entered into hedge transactions with the purpose and effect of capping the interest rate on an additional $20.0 million of such principal amount at 8.25% for three years.

Hurricane Damage. In August 2005, two of our jackup rigs, Rig 21 and Rig 25, sustained damage during Hurricane Katrina. We believe that Rig 25 is likely to be declared a constructive total loss under our insurance policies. If the rig is not declared a constructive total loss, the rig would require substantial repairs before returning to work. We do not believe that we could complete such repairs prior to 2007. Rig 21 suffered extensive damage to its mat as a result of the storm. The rig will be moved onto a drydock in a shipyard in the fourth quarter for a detailed survey, and we expect that the rig will not be available for service until the second quarter of 2006. See “Management’s Analysis of Financial Condition and Results of Operations—Hurricane Katrina.”

The Conversion

We were formed in July 2004 as a Delaware limited liability company. Prior to the completion of this offering, we will convert to a Delaware corporation and change our name to Hercules Offshore, Inc. In the Conversion, each of our limited liability company interests will be converted into 350 shares of common stock. Upon completion of the Conversion, we will have outstanding 23,922,850 shares of common stock, 57.5% of which will be owned by LR-Hercules Holdings, L.P. (“Lime Rock”) and 28.8% of which will be owned by Greenhill Capital Partners, L.P. and its affiliates (“Greenhill”). Following this offering, Lime Rock will hold         % of the outstanding common stock (or         % if the underwriters exercise the over-allotment option in full), and Greenhill will hold         % of the outstanding common stock (or         % if the underwriters exercise the over-allotment option in full).

Given our status as a limited liability company, our owners elected to be taxed at the member unitholder level rather than at the company level. Following the Conversion, we will be taxed at the company level. As a result, for periods following the Conversion, our financial statements will include a tax provision on our income. On a pro forma basis after giving effect to the Conversion, as if we had been subject to income taxes, we would have recorded a tax provision of approximately $2.9 million for the five-month period ended December 31, 2004 and approximately $7.0 million for the six-month period ended June 30, 2005. In addition, upon completion of the Conversion, we will record a tax provision related to the recognition of deferred taxes equal to the tax effect of the difference between the book and tax basis of our assets and liabilities as of the effective date of the Conversion. Assuming we had completed the Conversion as of June 30, 2005, the amount of the provision would have been approximately $6.9 million.

For additional information about the Conversion, please read “Certain Relationships and Related Party Transactions—Conversion.”

Principal Executive Offices

Our principal executive offices are located at 2929 Briarpark Drive, Suite 435, Houston, Texas 77042, and our telephone number is (713) 952-4176. Our corporate website address is www.herculesoffshore.com. The information contained in or accessible from our corporate website is not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Common stock held by the selling stockholders after the offering	shares ( shares if the underwriters exercise the over-allotment option in full).

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriter discounts and commissions and our estimated offering expenses, will be approximately $             million. We intend to use the net proceeds from this offering to repay a portion of the amounts outstanding under our new term loan, to pay the purchase price of the eight liftboats from Danos & Curole and for other corporate purposes, which may include the refurbishment of Rig 16 and Rig 31 and the acquisition of additional rigs and liftboats. We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase a maximum of additional shares of our common stock at the initial public offering price to cover over-allotments.

Risk factors

You should consider carefully all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” below, before deciding whether to invest in our common stock.

Dividend policy	We do not intend to declare or pay regular dividends on our common stock in the foreseeable future.

NASDAQ National Market symbol for our common stock	HERO

The number of shares of our common stock to be outstanding after this offering excludes 2,450,000 shares of common stock reserved for issuance under our 2004 long-term incentive plan, of which options to purchase 945,000 shares at a weighted average exercise price of $3.23 per share have been issued as of June 30, 2005, after giving effect to the Conversion. Effective upon and subject to the completion of this offering, we plan to grant options to purchase an aggregate of 884,500 shares of our common stock to employees with an exercise price equal to the public offering price per share indicated on the cover of this prospectus. The number of shares of common stock to be outstanding after the offering set forth in this prospectus does not take these awards into account.

Summary Consolidated Financial Data

We have derived the following consolidated financial information as of and for the five-month period ended December 31, 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated financial information as of and for the six-month period ended June 30, 2005 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated financial information as of March 31, 2005 and for the three-month periods ended March 31, 2005 and June 30, 2005 from our unaudited consolidated financial statements not included in this prospectus. The consolidated financial information as of and for the three-month period ended March 31, 2005 and the three- and six-month periods ended June 30, 2005 includes, in management’s opinion, all adjustments necessary for the fair presentation of our financial position as of such date and our results of operations for such period.

We were formed in July 2004 and commenced operations in August 2004. From our formation to June 30, 2005, we completed several significant asset acquisitions that impact the comparability of our historical financial results. Our financial results reflect the impact of the assets only after the date of their acquisition. This prospectus does not include any financial information relating to the assets for periods prior to their acquisition date. As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition History and Financial Statement Presentation,” we have concluded that we are not required to include such pre-acquisition financial statements in this prospectus, and we believe that separate audited financial statements for the assets we acquired as of any date or for any period prior to our acquisition of those assets would not be meaningful to investors. In addition, prior to the completion of this offering, we will convert from a Delaware limited liability company to a Delaware corporation to be renamed Hercules Offshore, Inc. Please read “—The Conversion” above. Moreover, the financial and operating data as of March 31, 2005 and June 30, 2005 and for the three-month period ended March 31, 2005 and the three- and six-month periods ended June 30, 2005 include Rig 25, which was severely damaged during Hurricane Katrina and which we believe is likely to be declared a constructive total loss under our insurance policies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Hurricane Katrina.”

As a result of the foregoing, our historical financial statements included in this prospectus do not reflect the results of operations of all of our existing assets or our capital structure upon completion of this offering. Accordingly, those historical financial statements may not be representative of our future financial performance or capital structure. In addition, our results of operations for the five-month period ended December 31, 2004, the three-month period ended March 31, 2005 and the three- and six-month periods ended June 30, 2005 are not necessarily indicative of the results of operations that may be achieved for an entire year.

You should read the following information in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Five Months Ended December 31, 2004	Three Months Ended March 31, 2005	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
	(dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Revenues:
Drilling services	$24,006	$24,891	$26,288	$51,179
Marine services	7,722	9,164	10,787	19,951

Total revenues	31,728	34,055	37,075	71,130

Costs and Expenses:
Operating expenses for drilling services, excluding depreciation and amortization shown separately	12,799	11,241	12,095	23,336
Operating expenses for marine services, excluding depreciation and amortization shown separately	4,198	4,580	5,847	10,427
Depreciation and amortization	2,016	2,462	2,860	5,322
General and administrative, excluding depreciation and amortization shown separately	2,808	2,201	2,904	5,105

Total costs and expenses	21,821	20,484	23,706	44,190

Operating Income	9,907	13,571	13,369	26,940

Other Income (Expense):
Interest expense	(2,070)	(2,303)	(2,534)	(4,837)
Loss on early retirement of debt(a)	—	—	(2,786)	(2,786)
Other, net	228	134	101	235

Total other income (expense)	(1,842)	(2,169)	(5,219)	(7,388)

Net Income(b)	$8,065	$11,402	$8,150	$19,552

Net Income Per Share(b)(c):
Basic	$0.55	$0.48	$0.34	$0.82
Diluted	$0.55	$0.48	$0.34	$0.81

Weighted Average Shares Outstanding(c):
Basic	14,690	23,718	23,923	23,821
Diluted	14,690	23,718	24,243	24,021

BALANCE SHEET DATA (as of end of period):
Cash and cash equivalents	$14,460	$8,547	$35,384
Working capital	30,283	30,972	55,714
Total assets	132,156	173,859	244,699
Long-term debt, net of current portion	53,000	77,000	138,950
Total members’ equity	71,087	86,818	94,968

OTHER FINANCIAL DATA:
Adjusted EBITDA(d)	$12,151	$16,167	$16,330	$32,497
Net cash (used in) provided by:
Operating activities	(6,495)	6,548	19,537	26,085
Investing activities	(96,274)	(40,949)	(46,905)	(87,854)
Financing activities	117,229	28,488	54,205	82,693
Capital expenditures	94,443	42,326	45,048	87,374
Deferred drydocking expenditures	601	623	1,607	2,230

	Five Months Ended December 31, 2004	Three Months Ended March 31, 2005	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
OPERATING DATA:
Rigs:
Number of rigs (as of end of period)	5	7	8	8
Average revenue per rig per day(e)	$32,098	$40,833	$43,653	$42,234
Rig utilization(f)	99.6%	99.3%	94.5%	96.9%
Liftboats:
Number of liftboats (as of end of period)	22	22	39	39
Average revenue per liftboat per day(e)	$5,720	$6,311	$6,109	$6,200
Liftboat utilization(f)	68.9%	73.3%	73.8%	73.6%

(a)	In connection with the repayment of a portion of our new term loan with proceeds from this offering as described under “Use of Proceeds,” we expect to recognize pretax charges of $ million, consisting of the write-off of deferred financing costs related to the portion of the debt that will be retired.
(b)	On a pro forma basis after giving effect to the Conversion, as if we had been subject to income taxes, for the five-month period ended December 31, 2004, the three-month period ended March 31, 2005, and the three- and six-month periods ended June 30, 2005, net income would have been $5.2 million, $7.3 million, $5.2 million and $12.5 million, respectively, and diluted net income per share would have been $0.35, $0.31, $0.22 and $0.52, respectively.
(c)	The weighted average shares outstanding reflects the conversion of each outstanding membership interest into a total of 350 shares of common stock. The calculation of diluted weighted average shares outstanding includes weighted average outstanding options to purchase 320,168 and 199,603 shares of common stock for the three- and six-month periods ended June 30, 2005, respectively.
(d)	Adjusted EBITDA consists of net income before interest expense, taxes, depreciation and amortization and loss on early retirement of debt. See “Non-GAAP Financial Measures.” Adjusted EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA and Adjusted EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using Adjusted EBITDA. In addition, we utilize Adjusted EBITDA in evaluating acquisition targets. Management also believes that Adjusted EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and Adjusted EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. Adjusted EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA and Adjusted EBITDA differently and, therefore, Adjusted EBITDA as presented for us may not be comparable to EBITDA and Adjusted EBITDA reported by other companies. Adjusted EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, depreciation and amortization and loss on early retirement of debt. The following tables reconcile Adjusted EBITDA with our net income and with our net cash provided by (used in) operating activities.

Reconciliation of Adjusted EBITDA

	Five Months Ended December 31, 2004	Three Months Ended March 31, 2005	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
	(dollars in thousands)
Net income	$8,065	$11,402	$8,150	$19,552
Plus: interest expense	2,070	2,303	2,534	4,837
Plus: depreciation and amortization	2,016	2,462	2,860	5,322
Plus: loss on early retirement of debt	—	—	2,786	2,786

Adjusted EBITDA	12,151	16,167	16,330	32,497

Less: interest expense	(2,070)	(2,303)	(2,534)	(4,837)
Plus: amortization of deferred financing fees	215	246	246	492
Plus: allowance for doubtful accounts	519	—	319	319
Less: increase in current assets	(22,379)	(8,534)	1,485	(7,049)
Plus: increase in current liabilities	5,069	972	3,691	4,663

Net cash (used in) provided by operating activities	$(6,495)	$6,548	$19,537	$26,085

(e)	Average revenue per rig or liftboat per day in the table above and elsewhere in this prospectus is defined as revenue earned by our rigs or liftboats, as applicable, in the period divided by the total number of days our rigs or liftboats, as applicable, were under contract, known as operating days, in the period.
(f)	Utilization for our fleet shown in the table above and elsewhere in this prospectus is defined as the total number of operating days for our rigs or liftboats, as applicable, in the period as a percentage of the total number of calendar days in the period.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described below. See “Forward-Looking Information.”

Risks Related to Our Business

Our business depends on the level of activity in the oil and natural gas industry, which is significantly affected by volatile oil and natural gas prices.

Our business depends on the level of activity in oil and natural gas exploration, development and production primarily in the U.S. Gulf of Mexico, and in particular, the level of exploration, development and production expenditures of our customers. Oil and natural gas prices and our customers’ expectations of potential changes in these prices significantly affect this level of activity. In particular, changes in the price of natural gas materially affect our operations because drilling in the shallow-water U.S. Gulf of Mexico is primarily focused on developing and producing natural gas reserves. Oil and natural gas prices are extremely volatile and are affected by numerous factors, including the following:

•	the demand for oil and natural gas in the United States and elsewhere;

•	the cost of exploring for, producing and delivering oil and natural gas;

•	economic and weather conditions in the United States and elsewhere;

•	expectations regarding future prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, commonly called “OPEC,” to set and maintain production levels and pricing;

•	the level of production in non-OPEC countries;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves; and

•	the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or further acts of terrorism in the United States, or elsewhere.

Depending on the market prices of oil and natural gas, companies exploring for oil and natural gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. Any reduction in the demand for drilling and liftboat services may materially erode dayrates and utilization rates for our units, which would adversely affect our financial condition and results of operations.

Our business is concentrated in the shallow-water U.S. Gulf of Mexico, where market conditions are highly cyclical and subject to rapid change. The mature nature of this region could result in less drilling activity in the area, thereby reducing demand for our services.

Historically, the offshore service industry has been highly cyclical, with periods of high demand and high dayrates often followed by periods of low demand and low dayrates. Periods of low demand intensify the competition in the industry and often result in rigs or liftboats being idle for long periods of time. We may be required to idle rigs or liftboats or enter into lower dayrate contracts in response to market conditions in the future. In the U.S. Gulf of Mexico, contracts are generally short term, and oil and natural gas companies tend to respond quickly to upward or downward changes in prices. Due to the short-term nature of most of our contracts, changes in market conditions can quickly affect our business. In addition, customers generally have the right to terminate our contracts with little or no notice, and without penalty. As a result of the cyclicality of our industry, we expect our results of operations to be volatile.

In addition, the U.S. Gulf of Mexico, and in particular the shallow-water region of the U.S. Gulf of Mexico, is a mature oil and natural gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. According to the EIA, the average size of the U.S. Gulf of Mexico discoveries has declined significantly since the early 1990s. In addition, the amount of natural gas production in the shallow-water U.S. Gulf of Mexico has declined over the last decade. Moreover, oil and natural gas companies may be unable to obtain financing necessary to drill prospects in this region. The decrease in the size of oil and natural gas prospects, the decrease in production or the failure to obtain such financing may result in reduced drilling activity in the U.S. Gulf of Mexico and reduced demand for our services.

Our industry is highly competitive, with intense price competition. Our inability to compete successfully may reduce our profitability.

Our industry is highly competitive. Our contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job. Dayrates also depend on the supply of vessels. Generally, excess marine service capacity puts downward pressure on dayrates. Excess capacity can occur when newly constructed vessels enter the market, when vessels are mobilized between market areas and when non-marketed vessels are re-activated. Many other companies in the drilling industry are larger than we are and have more diverse fleets, or fleets with generally higher specifications, and greater resources than we have. In addition, the competitive environment has intensified as recent mergers among oil and natural gas companies have reduced the number of available customers. Finally, competition among shallow-water drilling and marine service providers is also affected by each provider’s reputation for safety and quality. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the foreseeable future. Our inability to compete successfully may reduce our profitability.

A single customer accounts for a significant portion of our revenues, the loss of which could adversely affect our financial condition and results of operations.

We derive a significant amount of our revenue from a single major integrated energy company. Chevron Corporation represented approximately 40% and 38% of our marine services revenues for the five-month period ended December 31, 2004 and the six-month period ended June 30, 2005, respectively. Chevron represented approximately 33% and 30% of our drilling services revenues for the five-month period ended December 31, 2004 and the six-month period ended June 30, 2005, respectively. The recently completed merger of Chevron and Unocal Corporation could result in a decrease in Chevron’s activity in the U.S. Gulf of Mexico. Our financial condition and results of operations will be materially adversely affected if Chevron curtails its activities in the U.S. Gulf of Mexico, terminates its contracts with us, fails to renew its existing contracts or refuses to award new contracts to us and we are unable to enter into contracts with new customers at comparable dayrates.

Re-activation of non-marketed rigs or mobilization of rigs back to the U.S. Gulf of Mexico could result in excess rig supply in the region, and our rig dayrates and utilization could be reduced.

If industry conditions continue to improve, inactive rigs that are not currently being marketed could be reactivated to meet an increase in demand for drilling rigs, and we expect that Hurricane Katrina will result in the reactivation of a number of stacked shallow-water rigs by our competitors. Improved market conditions, particularly relative to other drilling markets, could also lead to jackup rigs and other mobile offshore drilling units being moved into the U.S. Gulf of Mexico or could lead to increased rig construction and rig upgrade programs by our competitors. Some of our competitors have already announced plans to upgrade existing equipment or build additional jackup rigs with higher specifications than our rigs. According to ODS-Petrodata, as of September 2005, 40 jackup rigs had been ordered by industry participants, national oil companies and financial investors for delivery through 2009. A significant increase in the supply of jackup rigs or other mobile offshore drilling units could adversely affect both our utilization and dayrates.

Upgrade, refurbishment and repair projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We make upgrade, refurbishment and repair expenditures for our fleet from time to time, including when we acquire units or when repairs or upgrades are required by law, in response to an inspection by a governmental authority or when a unit is damaged. We are currently refurbishing Rig 16, a rig that we recently acquired and that has not worked for approximately six years. We also are refurbishing the recently acquired Rig 31, and we expect to spend approximately $15 million in refurbishment costs prior to placing it into service. In addition, Rig 21, which suffered extensive damage to its mat as a result of Hurricane Katrina, will be moved onto a drydock in a shipyard in the fourth quarter for a detailed survey. Based on our preliminary survey, we anticipate that the mat will require extensive repairs. We expect that the rig will not be available for service until the second quarter of 2006. However, once the rig has been drydocked, we may discover currently unforeseen damage to the rig, which may result in a longer repair period. Moreover, if Rig 25 is not declared a constructive total loss, based on our preliminary analysis of the damage to the rig, we believe that the rig would require substantial repairs before returning to work. We do not believe that we could complete such repairs prior to 2007.

Upgrade, refurbishment and repair projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	unexpectedly long delivery times for key equipment and materials;

•	shortages of skilled labor necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen engineering problems;

•	unanticipated actual or purported change orders;

•	work stoppages;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability to obtain required permits or approvals.

Significant cost overruns or delays would adversely affect our financial condition and results of operations. Additionally, capital expenditures for rig upgrade and refurbishment projects could exceed our planned capital expenditures.

Our jackup rigs are at a relative disadvantage to higher specification rigs, which may be more likely to obtain contracts than lower specification jackup rigs such as ours.

Many of our competitors have jackup fleets with generally higher specification rigs than those in our jackup fleet. Particularly during market downturns when there is decreased rig demand, higher specification rigs may be more likely to obtain contracts than lower specification jackup rigs such as ours. In addition, higher specification rigs may be more adaptable to different operating conditions and therefore have greater flexibility to move to areas of demand in response to changes in market conditions. Because many of our rigs were designed specifically for drilling in the shallow-water U.S. Gulf of Mexico, our ability to move them to other regions in response to changes in market conditions is limited. Furthermore, in recent years, an increasing amount of exploration and production expenditures have been concentrated in deepwater drilling programs and deeper formations, including deep natural gas prospects, requiring higher specification jackup rigs, semisubmersible drilling rigs or drillships. This trend is expected to continue and could result in a decline in demand for lower specification jackup rigs like ours, which could have an adverse impact on our financial condition and results of operations.

Our acquisition strategy may be unsuccessful if we incorrectly predict operating results, are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that are complementary to our drilling and liftboat operations is an important component of our business strategy. We believe that attractive acquisition opportunities may arise from time to time, and any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction and we may not be able to identify or complete any acquisitions. In addition, we cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common stock.

Any future acquisitions could present a number of risks, including:

•	the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

In addition, we may not be able to obtain, on terms we find acceptable, sufficient financing that may be required for any such acquisition or investment.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

Our business involves numerous operating hazards, and our insurance may not be adequate to cover our losses.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling or production operations, claims by the operator, severe damage to or destruction of the equipment involved and injury or death to rig or liftboat personnel. We may also be subject to personal injury and other claims of rig or liftboat personnel as a result of our drilling and liftboat operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, our drilling and liftboat operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Tropical storms, hurricanes and other severe weather prevalent in the U.S. Gulf of Mexico, such as Hurricane Katrina in August 2005, Hurricane Dennis in July 2005 and Hurricane Ivan in September 2004, could have a material adverse effect on our operations. During such severe storms, our liftboats typically leave location and cease to earn a full dayrate.

Under U.S. Coast Guard guidelines, the liftboats cannot return to work until the weather improves and seas are less than five feet.

In August 2005, two of our jackup rigs, Rig 21 and Rig 25, sustained damage during Hurricane Katrina. Rig 25 is severely damaged, and we believe that the rig is likely to be declared a constructive total loss under our insurance policies. Rig 21 suffered extensive damage to its mat as a result of the storm, and we expect that the rig will not be available for service until the second quarter of 2006. In addition, our liftboats were required to leave location and did not earn a full dayrate for an average of five days per vessel.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and natural gas companies and other businesses operating offshore and in coastal areas. Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not totally insurable.

Following the terrorist attacks on September 11, 2001, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation to their customers for war risk, terrorism and political risk insurance in respect of a wide variety of insurance coverages, including liability and aviation coverages. Insurance markets are volatile, and we expect our insurance premiums to increase as a result of the recent severe weather in the U.S. Gulf of Mexico. Insurance premiums and/or deductibles could be increased further or coverages may be unavailable in the future.

If a significant accident or other event, including terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could hurt our operations.

We require skilled personnel to operate and provide technical services and support for our rigs and liftboats. In periods of increasing activity and when the number of operating units in the U.S. Gulf of Mexico increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing our units. In addition, our ability to expand our operations depends in part upon our ability to increase the size of our skilled labor force. We will need to hire additional rig-based employees in connection with the commencement of operations of Rig 16 and Rig 31. Moreover, in the past year, our labor costs have increased significantly.

Although our employees are not covered by a collective bargaining agreement, the marine services industry has been targeted by maritime labor unions in an effort to organize U.S. Gulf of Mexico employees. A significant increase in the wages paid by competing employers or the unionization of our U.S. Gulf of Mexico employees could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Governmental laws and regulations may add to our costs or limit drilling activity and liftboat operations.

Our operations are affected in varying degrees by governmental laws and regulations. The industries in which we operate are dependent on demand for services from the oil and natural gas industry and, accordingly, are also affected by changing tax and other laws relating to the energy business generally. We are also subject to the jurisdiction of the United States Coast Guard, the National Transportation Safety Board and the United States Customs and Border Protection Service, as well as private industry organizations such as the American Bureau of

Shipping. We may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of those authorities and organizations. Moreover, the cost of compliance could be higher than anticipated. Similarly, as we expand our international operations, we will become subject to certain international conventions and the laws, regulations and standards of other foreign countries in which we operate. It is also possible that these conventions, laws, regulations and standards may in the future add significantly to our operating costs or limit our activities.

In addition, as our vessels age, the costs of drydocking the vessels in order to comply with government laws and regulations and to maintain their class certifications are expected to increase, which could have an adverse effect on our financial condition and results of operations.

Compliance with or a breach of environmental laws can be costly and could limit our operations.

Our operations are subject to regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. For example, as an operator of mobile offshore drilling units and liftboats in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or other unauthorized discharges of chemicals or wastes resulting from those operations. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new requirements could have a material adverse effect on our financial condition and results of operations.

We will be subject to additional political, economic, and other uncertainties as we expand our international operations.

An element of our business strategy is to expand into international oil and natural gas producing areas such as West Africa, the Middle East and the Asia-Pacific region, including India. Our international operations will be subject to a number of risks inherent in any business operating in foreign countries, including:

•	political, social and economic instability;

•	potential seizure or nationalization of assets;

•	increased operating costs;

•	modification or renegotiation of contracts;

•	import-export quotas;

•	restrictions on currency repatriations;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

As our international operations expand, the exposure to these risks will increase. Our financial condition and results of operations could be susceptible to adverse events beyond our control that may occur in the particular country or region in which we are active.

Our debt could adversely affect our ability to operate our business and make it difficult to meet our debt service obligations.

As of June 30, 2005, after giving effect to this offering and application of the net proceeds as described under “Use of Proceeds,” we would have had total outstanding debt of approximately $             million. This debt

would have represented approximately         % of our total capitalization. We would have up to $25.0 million of available capacity under our revolving credit facility, under which we may continue to borrow to fund working capital or other needs in the near term. Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	we may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations and to be profitable at decreased dayrates in the event of a downturn in our industry;

•	we may be exposed to risks inherent in interest rate fluctuations because our borrowings generally are at variable rates of interest, which would result in higher interest expense in the event of increases in interest rates; and

•	we could be more vulnerable in the event of a downturn in our business that would leave us less able to take advantage of significant business opportunities and to react to changes in our business and in market or industry conditions.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and commitments, and any insufficiency could negatively impact our business. To the extent we are unable to repay our indebtedness as it becomes due or at maturity with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from further equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we may not be able to complete asset sales in a timely manner sufficient to make such repayments.

Our senior secured credit agreement imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

Our senior secured credit agreement imposes significant operating and financial restrictions on us. These restrictions limit our ability to:

•	make investments and other restricted payments, including dividends;

•	incur additional indebtedness;

•	create liens;

•	restrict dividend or other payments by our subsidiaries to us;

•	sell our assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	make capital expenditures.

These limitations are subject to a number of important qualifications and exceptions. Our credit agreement also requires us to maintain a minimum interest coverage ratio and a maximum leverage ratio. These covenants may adversely affect our ability to finance our future operations and capital needs and to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related debt. If a default were to occur, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, immediately due and payable and proceed against any collateral securing that debt.

Risks Related to Our Limited Operating History

Because we have a limited operating history and we have not provided three years of audited financial statements that normally would be required in an SEC registration statement, you may not be able to evaluate our current business and future earnings prospects accurately.

We were formed in July 2004 to provide drilling and liftboat services to the oil and natural gas exploration and production industry. As a result, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects.

In addition, this prospectus includes audited financial statements only as of December 31, 2004 and for the five-month period ended December 31, 2004 and unaudited financial information as of and for the three-month period ended March 31, 2005 and the three- and six-month periods ended June 30, 2005. We have acquired our fleet of jackup rigs and liftboats in a number of separate asset acquisitions since our formation in July 2004. We have not completed or provided in this prospectus any stand-alone pre-acquisition financial statements for the assets we acquired in these transactions. As a result, and given our recent date of formation, we have not provided in this prospectus three years of audited financial statements that normally would be included in a prospectus forming part of an SEC registration statement. Accordingly, you have limited financial information upon which to make your decision whether to invest in our common stock.

Risks Related to Our Principal Stockholders

Following this offering, our two largest stockholders and their affiliates, to the extent they vote together, will control the outcome of stockholder voting.

Following this offering, Lime Rock will hold         % of the outstanding common stock of our company (or         % if the underwriters exercise the over-allotment option in full), and Greenhill will hold         % of the outstanding common stock of our company (or         % if the underwriters exercise the over-allotment option in full). Accordingly, to the extent Lime Rock and Greenhill vote together, they will be able to control the outcome of matters requiring a stockholder vote, including the election of directors, adoption of amendments to our certificate of incorporation or bylaws and approval of transactions involving a change of control. In addition, as a result of its ownership, Lime Rock will be able to exert significant control over us and may be able effectively to control the outcome of matters requiring a stockholder vote. Investors in this offering, by themselves, will not be able to affect the outcome of any stockholder vote.

Our interests may conflict with those of Lime Rock, Greenhill and their affiliates with respect to our past and ongoing business relationships, and because of their ownership, we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions.

Our interests may conflict with those of Lime Rock, Greenhill and their affiliates in a number of areas relating to our past and ongoing relationships, including:

•	the timing and manner of any sales or distributions by Lime Rock or Greenhill of all or any portion of their ownership interests in us;

•	business opportunities that may be presented to Lime Rock or Greenhill and to our directors associated with Lime Rock or Greenhill;

•	competition between those stockholders and us within the same lines of business; and

•	our dividend policy.

We may not be able to resolve any potential conflicts with Lime Rock, Greenhill and their affiliates, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

We will limit foreign ownership of our company, which could reduce the price of our common stock.

Our certificate of incorporation will limit the percentage of outstanding common stock and other classes of capital stock that can be owned by non-United States citizens within the meaning of statutes relating to the ownership of U.S.-flagged vessels. Applying the statutory requirements applicable today, our certificate of incorporation would provide that no more than 20% of our outstanding common stock may be owned by non-United States citizens and will establish mechanisms to maintain compliance with these requirements. These restrictions may have an adverse impact on the liquidity or market value of our common stock because holders may be unable to transfer our common stock to non-United States citizens. Any attempted or purported transfer of our common stock in violation of these restrictions will be ineffective to transfer such common stock or any voting, dividend or other rights in respect of such common stock.

Substantial sales of our common stock by our current holders or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company.

We are unable to predict whether significant amounts of our common stock will be sold by our current holders after the offering. Any sales of substantial amounts of our common stock in the public market by our current holders or us, or the perception that these sales might occur, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced. Please read “Shares Eligible for Future Sale” for information about the number of shares that will be outstanding and could be sold after this offering.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

Prior to this offering, there has been no public market for our common stock. An active market for our common stock may not develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters, based on numerous factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price at which our common stock will trade after this offering.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Our new senior secured credit agreement restricts our ability to pay dividends or other distributions on our equity securities. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

The price of our common stock may be volatile.

The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors, Lime Rock or Greenhill;

•	fluctuations in oil and natural gas prices;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws will contain, and Delaware corporate law contains, provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” for a description of these provisions.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after the offering of our common stock. Purchasers of our common stock in this offering will experience immediate dilution of $             in net tangible book value per share as of June 30, 2005, based on an assumed offering price of $             per share.

FORWARD-LOOKING INFORMATION

Certain of the statements contained in this prospectus are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include information concerning our possible or assumed future financial performance and results of operations, including statements about the following subjects:

•	our strategy, including the expansion and growth of our operations and our ability to make future acquisitions on attractive terms;

•	our ability to enter into new contracts for our rigs and liftboats and future utilization rates and contract rates for the units;

•	the correlation between demand for our rigs and our liftboats and our earnings and customers’ expectations of energy prices;

•	expected useful lives of our rigs and liftboats;

•	our plans, expectations and any effects of focusing on shallow-water drilling and liftboat services in the U.S. Gulf of Mexico, pursuing efficient, low-cost operations, pursuing strategic growth opportunities and maintaining a conservative capital structure and sufficient liquidity;

•	our plans regarding increased international operations;

•	future capital expenditures and refurbishment costs;

•	expected repair time for Rig 21 and declaration of Rig 25 as a constructive total loss;

•	expected general and administrative expenses;

•	sufficiency of funds for required capital expenditures, working capital and debt service;

•	our ability to obtain an attractive price for dispositions of certain assets;

•	liabilities under laws and regulations protecting the environment;

•	expected outcomes of litigation, claims and disputes and their expected effects on our financial condition and results of operations; and

•	expectations regarding improvements in offshore drilling activity, demand for our rigs and liftboats, operating revenues, operating and maintenance expense, insurance expense and deductibles, interest expense, debt levels and other matters with regard to outlook.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” above and the following:

•	oil and natural gas prices, and industry expectations about future prices;

•	demand for offshore jackup rigs and liftboats;

•	our ability to enter into and the terms of future contracts;

•	uncertainties relating to the extent of the damage to Rig 21 and Rig 25 and the other rigs and liftboats in our fleet;

•	the impact of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	uncertainties relating to the level of activity in offshore oil and natural gas exploration, development and production;

•	competition and market conditions in the contract drilling and liftboat industries;

•	the availability of skilled personnel;

•	labor relations and work stoppages;

•	operating hazards, war, terrorism and cancellation or unavailability of insurance coverage;

•	the effect of litigation and contingencies; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of our common stock in this offering will be approximately $             million, after deducting underwriting discounts and commissions and our estimated offering expenses. This estimate assumes a public offering price of $             per share, which is the mid-point of the offering price range indicated on the cover of this prospectus. We will not receive any of the proceeds from any sale of shares of our common stock by the selling stockholders.

We intend to use a portion of the net proceeds we receive from this offering to repay approximately $             million of indebtedness outstanding under our new $140.0 million senior secured term loan described below, together with accrued and unpaid interest to the repayment date of approximately $             million. We also intend to use a portion of the net proceeds from this offering to pay the purchase price of the eight liftboats from Danos & Curole of approximately $44.0 million. This offering is not conditioned on the closing of that acquisition, which acquisition is subject to various closing conditions that may not be satisfied. We intend to use the remaining net proceeds, including any proceeds not used for the Danos acquisition if it fails to close, for other corporate purposes, which may include the refurbishment of Rig 16 and Rig 31 and the acquisition of additional rigs and liftboats.

In June 2005, we entered into a $140.0 million senior secured term loan. We used the proceeds from the term loan to repay all outstanding amounts under two credit facilities, including accrued interest, fees and applicable prepayment premiums, to fund the purchase price of the jackup rig Rig 16 and for general corporate purposes. We terminated both of those credit facilities in connection with the repayment. Amounts outstanding under our new senior secured term loan currently bear interest at either (1) the highest of (a) Comerica Bank’s base rate, (b) the three-month certificate of deposit rate plus 0.5% and (c) the Federal funds effective rate plus 0.5%, in each case plus 2.25%, or (2) LIBOR plus 3.25%. As of June 30, 2005, amounts outstanding under the term loan bore interest at 6.58%. In accordance with the credit agreement, in July 2005, we entered into hedge transactions with the purpose and effect of fixing the interest rate on $70.0 million of the outstanding principal amount of the term loan at 7.54% for three years. In addition, we entered into hedge transactions with the purpose and effect of capping the interest rate on an additional $20.0 million of such principal amount at 8.25% for three years. The term loan matures in June 2010 and has quarterly principal payments in an amount equal to 1% per annum. For additional information about the term loan, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in this prospectus.

DIVIDEND POLICY

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings and cash flows;

•	our capital requirements;

•	our financial condition; and

•	other factors our board of directors deems relevant.

Our new senior secured credit agreement restricts our ability to pay dividends or other distributions on our equity securities.

CAPITALIZATION

We have provided in the table below our consolidated cash and cash equivalents and capitalization as of June 30, 2005: (1) on an actual basis; (2) on a pro forma basis after giving effect to the Conversion; and (3) on a pro forma as adjusted basis after giving effect to this offering and the use of the net proceeds as described under “Use of Proceeds” as if these transactions had occurred as of June 30, 2005. This table should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	June 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except par values)
Cash and cash equivalents(1)	$35,384	$35,384	$

Long-term debt, including current portion:
Senior secured credit facilities	$140,000	$140,000	$

Total long-term debt, including current portion	140,000	140,000
Members’/stockholders’ equity:
Member interests	67,351	—		—
Preferred stock, par value $0.01 per share; 50,000 shares authorized pro forma and pro forma as adjusted; no shares issued and outstanding pro forma or pro forma as adjusted	—	—		—
Common stock, par value $0.01 per share; 200,000 shares authorized pro forma and pro forma as adjusted; 23,923 shares issued and outstanding pro forma; shares issued and outstanding pro forma as adjusted	—	239
Additional paid-in capital	—	67,112
Retained earnings(2)	27,617	27,617

Total members’/stockholders’ equity	94,968	94,968

Total capitalization	$234,968	$234,968	$

(1)	Does not give effect to our payment in August 2005 of $12.5 million in cash to fund the purchase price of the Whale Shark or to our payment in September 2005 of $12.6 million in cash to fund the purchase price of Rig 31.
(2)	Includes a charge of $ million consisting of the write-off of deferred financing costs related to the portion of our new term loan that will be retired. The after-tax impact of the write-off on members’/stockholders’ equity is $ million.

DILUTION

The net tangible book value of our common stock as of June 30, 2005 was approximately $             million, or $             per share. Net tangible book value per share represents our total tangible assets less our total liabilities and divided by the aggregate number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the net tangible book value of our common stock as of June 30, 2005 would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing holders who will receive shares in the Conversion and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2005	$
Increase in net tangible book value per share attributable to new investors

Net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

These computations assume that no additional shares are issued upon exercise of outstanding stock options granted under our 2004 long-term incentive plan. As of June 30, 2005, options to purchase 945,000 shares of common stock at a weighted average exercise price of $3.23 per share have been granted under the plan. See “Management—2004 Long-Term Incentive Plan.”

We have provided in the following table, as of June 30, 2005, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock acquired or to be acquired by each group.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
			(dollars in thousands)
Existing stockholders	23,922,850%		$67,351%		$2.82
Option holders(1)	945,000		3,050		3.23
New investors

Total		100.0%		$100.0%

(1)	Excludes options to purchase approximately shares of our common stock to be granted in connection with the offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following consolidated financial information as of and for the five-month period ended December 31, 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated financial information as of and for the six-month period ended June 30, 2005 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated financial information as of March 31, 2005 and for the three-month periods ended March 31, 2005 and June 30, 2005 from our unaudited consolidated financial statements not included in this prospectus. The consolidated financial information as of and for the three-month period ended March 31, 2005 and the three- and six-month periods ended June 30, 2005 includes, in management’s opinion, all adjustments necessary for the fair presentation of our financial position as of such date and our results of operations for such period.

We were formed in July 2004 and commenced operations in August 2004. From our formation to June 30, 2005, we completed several significant asset acquisitions that impact the comparability of our historical financial results. Our financial results reflect the impact of the assets only after the date of their acquisition. This prospectus does not include any financial information relating to the assets for periods prior to their acquisition date. As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition History and Financial Statement Presentation,” we have concluded that we are not required to include such pre-acquisition financial statements in this prospectus, and we believe that separate audited financial statements for the assets we acquired as of any date or for any period prior to our acquisition of those assets would not be meaningful to investors. In addition, prior to the completion of this offering, we will convert from a Delaware limited liability company to a Delaware corporation to be renamed Hercules Offshore, Inc. Please read “Prospectus Summary—The Conversion.” Moreover, the financial data as of March 31, 2005 and June 30, 2005 and for the three-month period ended March 31, 2005 and the three- and six-month periods ended June 30, 2005 include Rig 25, which was severely damaged during Hurricane Katrina and which we believe is likely to be declared a constructive total loss under our insurance policies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Hurricane Katrina.”

As a result of the foregoing, our historical financial statements included in this prospectus do not reflect the results of operations of all of our existing assets or our capital structure upon completion of this offering. Accordingly, those historical financial statements may not be representative of our future financial performance or capital structure. In addition, our results of operations for the five-month period ended December 31, 2004, the three-month period ended March 31, 2005 and the three- and six-month periods ended June 30, 2005 are not necessarily indicative of the results of operations that may be achieved for an entire year.

You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Five Months Ended December 31, 2004	Three Months Ended March 31, 2005	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
	(dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Revenues:
Drilling services	$24,006	$24,891	$26,288	$51,179
Marine services	7,722	9,164	10,787	19,951

Total revenues	31,728	34,055	37,075	71,130

Costs and Expenses:
Operating expenses for drilling services, excluding depreciation and amortization shown separately	12,799	11,241	12,095	23,336
Operating expenses for marine services, excluding depreciation and amortization shown separately	4,198	4,580	5,847	10,427
Depreciation and amortization	2,016	2,462	2,860	5,322
General and administrative, excluding depreciation and amortization shown separately	2,808	2,201	2,904	5,105

Total costs and expenses	21,821	20,484	23,706	44,190

Operating Income	9,907	13,571	13,369	26,940

Other Income (Expense):
Interest expense	(2,070)	(2,303)	(2,534)	(4,837)
Loss on early retirement of debt(a)	—	—	(2,786)	(2,786)
Other, net	228	134	101	235

Total other income (expense)	(1,842)	(2,169)	(5,219)	(7,388)

Net Income(b)	$8,065	$11,402	$8,150	$19,552

Net Income Per Share(b)(c):
Basic	$0.55	$0.48	$0.34	$0.82
Diluted	$0.55	$0.48	$0.34	$0.81

Weighted Average Shares Outstanding(c):
Basic	14,690	23,718	23,923	23,821
Diluted	14,690	23,718	24,243	24,021

BALANCE SHEET DATA (as of end of period):
Cash and cash equivalents	$14,460	$8,547	$35,384
Working capital	30,283	30,972	55,714
Total assets	132,156	173,859	244,699
Long-term debt, net of current portion	53,000	77,000	138,950
Total members’ equity	71,087	86,818	94,968

OTHER FINANCIAL DATA:
Net cash (used in) provided by:
Operating activities	$(6,495)	$6,548	$19,537	$26,085
Investing activities	(96,274)	(40,949)	(46,905)	(87,854)
Financing activities	117,229	28,488	54,205	82,693
Capital expenditures	94,443	42,326	45,048	87,374
Deferred drydocking expenditures	601	623	1,607	2,230

(a)	In connection with the repayment of a portion of our new term loan with proceeds from this offering as described under “Use of Proceeds,” we expect to recognize pretax charges of $ million, consisting of the write-off of deferred financing costs related to the portion of the debt that will be retired.
(b)	On a pro forma basis after giving effect to the Conversion, as if we had been subject to income taxes, for the five-month period ended December 31, 2004, the three-month period ended March 31, 2005 and the three- and six-month periods ended June 30, 2005, net income would have been $5.2 million, $7.3 million, $5.2 million and $12.5 million, respectively, and diluted net income per share would have been $0.35, $0.31, $0.22 and $0.52, respectively.
(c)	The weighted average shares outstanding reflects the conversion of each outstanding membership interest into a total of 350 shares of common stock. The calculation of diluted weighted average shares outstanding includes weighted average outstanding options to purchase 320,168 and 199,603 shares of common stock for the three- and six-month periods ended June 30, 2005, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Forward-Looking Information.”

Overview

We provide shallow-water drilling and liftboat services to the oil and natural gas exploration and production industry in the U.S. Gulf of Mexico. We provide these services to major integrated energy companies and independent oil and natural gas operators. We report our business activities in two business segments, Contract Drilling Services and Marine Services:

•	Contract Drilling Services. We own a fleet of eight jackup rigs that can drill in maximum water depths ranging from 85 to 250 feet. Under most of our contract drilling service agreements, we are paid a fixed daily rental rate called a “dayrate,” and we are required to pay all costs associated with our own crews as well as the upkeep and insurance of the rig and equipment.

•	Marine Services. We own a fleet of 39 liftboats with leg lengths ranging from 105 to 260 feet. Our liftboats are used to provide a wide range of offshore support services, including platform maintenance, platform construction, well intervention and decommissioning services, and can be moved from location to location within a short period of time. Under most of our liftboat contracts, we are paid a fixed dayrate for the rental of the vessel, which typically includes the costs of a small crew of four to eight employees, and we also receive a variable rate for reimbursement of other operating costs such as catering, fuel and rental equipment and other items.

Our revenues are affected primarily by dayrates, fleet utilization and the number and type of units in our fleet. Utilization and dayrates, in turn, are influenced principally by the demand for rig and liftboat services from the exploration and production sectors of the oil and natural gas industry. Our contracts in the U.S. Gulf of Mexico tend to be short-term in nature and are heavily influenced by changes in the supply of units relative to the fluctuating expenditures for both drilling and production activity.

Our operating costs are primarily a function of fleet configuration and utilization levels. The most significant direct operating costs for our Contract Drilling Services segment are wages paid to crews, maintenance and repairs to the rigs, and marine insurance. These costs do not vary significantly whether the rig is operating under contract or idle, unless we believe that the rig is unlikely to work for a prolonged period of time, in which case we may decide to “cold-stack” the rig. Cold-stacking is a common term used to describe a rig that is expected to be idle for a protracted period and typically for which routine maintenance is suspended and the crews are either redeployed or laid-off. When a rig is cold-stacked, operating expenses for the rig are greatly reduced because the crew is smaller and maintenance activities are suspended. Rigs that have been cold-stacked typically require a lengthy reactivation project that can involve significant expenditures, particularly if the rig has been cold-stacked for a long period of time.

The most significant costs for our Marine Services segment are the wages paid to crews and the amortization of regulatory drydocking costs. Unlike our Contract Drilling Services segment, a significant portion of the expenses incurred with operating each liftboat are paid for or reimbursed by the customer under contractual terms and prices. This includes fuel, catering expenses, offshore communications and crane overtime. We record reimbursements from customers as revenues and the related expenses as operating costs. Our liftboats are required to undergo regulatory inspections every year and to be drydocked two out of every five years; the drydocking expenses and time of drydock vary depending on the condition of the vessel. All costs associated with regulatory inspections, including related drydocking costs, are deferred and amortized over the period until the next scheduled inspection.

Industry Background and Trends

Market conditions continued to improve during the first six months of 2005. Our jackup rigs were contracted at dayrates ranging from approximately $31,000 to $46,000 in the first six months of 2005, as compared to dayrates ranging from approximately $23,000 to $37,000 for the five-month period ended December 31, 2004. Our liftboats were contracted at dayrates ranging from approximately $3,600 to $14,300 in the first six months of 2005, as compared to dayrates ranging from approximately $3,300 to $13,700 for the five-month period ended December 31, 2004. Dayrates for our jackup rigs have continued to increase in the third quarter, with dayrates ranging from approximately $36,000 to $53,000 in the period from July 1, 2005 to August 31, 2005. Our liftboats were contracted at dayrates ranging from approximately $3,500 to $12,300 in the same period, and we expect that average dayrates will increase as a result of higher utilization and increased demand as described below.

The following table compares utilization rates for our jackup rigs, as operated by us or previous owners, with rates for similar units in the U.S. Gulf of Mexico for the first six months of 2005 and the years ended December 31, 2004, 2003, 2002 and 2001. The industry utilization rates for jackup rigs presented below are based on data provided by ODS-Petrodata and include the total number of jackup rigs of the specified type in the U.S. Gulf of Mexico. No industry data is available with respect to utilization rates of liftboats in the U.S. Gulf of Mexico; however, we believe that the utilization rates for our liftboats are comparable to those for similar vessels in our industry. The rates for our rigs and liftboats in the table below are presented on a pro forma basis as to the acquisitions of the rigs and liftboats currently in our fleet, excluding Rig 16, which was located in the Middle East for all periods presented, Rig 31, which was located in Singapore for all periods presented, Rig 25, which was severely damaged during Hurricane Katrina and which we believe is likely to be declared a constructive total loss, and the Whale Shark, which was acquired in August 2005 and is newly constructed. The rates therefore include utilization data for such units when owned and operated by prior owners. As a result, the utilization rates for our rigs and liftboats presented below may not be indicative of the utilization rates that we would have achieved had we owned the assets for all of the periods presented or that we will achieve in the future. In addition, because the utilization rates for our rigs and liftboats presented below are on a pro forma basis, those rates differ from the historical utilization rates for our rigs and liftboats presented elsewhere in this prospectus. Utilization shown in the table below equals the total number of operating days for all rigs or liftboats of the specified type in the period as a percentage of the total number of calendar days in the period.

PRO FORMA UTILIZATION RATES

	Year Ended December 31,				Six Months Ended June 30, 2005
	2001	2002	2003	2004
Jackup Rigs:
U.S. Gulf of Mexico
250-foot mat slot jackup rigs	63.1%	12.9%	34.6%	48.5%	67.4%
200-foot mat cantilever jackup rigs	85.2	61.2	84.9	98.2	99.5
Hercules rigs(1)	81.9	78.4	88.6	87.4	98.1

Liftboats:
Hercules liftboats(2)	71.4%	74.3%	59.2%	61.7%	70.0%

(1)

Excludes Rig 16, which is located in the Middle East, Rig 31, which was located in Singapore for all periods presented, and Rig 25, which was severely damaged during Hurricane Katrina and which we believe is likely to be declared a constructive total loss. Rig 16 and Rig 31 were not marketed and were stacked for all periods presented. Utilization rates for Rig 25 were 83.0%, 98.1%, 100.0%, 68.0% and 100.0% for the years ended December 31, 2001, 2002, 2003 and 2004 and the six months ended June 30, 2005, respectively.

(2)	Excludes the Whale Shark, which was acquired in August 2005 and is newly constructed. Liftboats, unlike jackup rigs, are required to undergo annual inspections as well as more thorough inspections requiring drydocking two out of every five years. As a result, we believe that utilization rates of approximately 90% represent effectively full utilization of our liftboat fleet.

Hurricane Katrina

We expect that Hurricane Katrina will have a material impact on our results of operations for the third and fourth quarters of 2005. Two of our jackup rigs, Rig 21 and Rig 25, sustained damage during the storm. After the storm, we discovered Rig 25 submerged in approximately 15 feet of water. It appears from our preliminary examination of the rig that its legs have been sheered off below the hull, its derrick has been destroyed and the electrical power control systems have been irreparably damaged. As of the date of this prospectus, we have been unable to determine whether the rig’s jacking systems have been damaged or whether seawater has breached the watertight areas of the hull and damaged the rig’s mechanical systems. If the jacking systems or the mechanical systems have been damaged, the repair costs for these items could be significant. Because the rig is submerged and because of the apparent significant stress put on the rig’s legs and hull, we believe that a complete survey of the rig is likely to reveal that the total repair costs to the rig will exceed $40 million. This would result in the rig’s being declared a constructive total loss under our insurance policies.

We have commenced the salvage and removal of Rig 25, the cost of which is covered by our insurance, subject to a single deductible of $1.0 million. If Rig 25 is declared a constructive total loss, we would receive the total rig insured value of $50.0 million, which would not be subject to a deductible. In this case, because the insurance proceeds would exceed the carrying value of the rig, which was $21.5 million as of June 30, 2005, we would recognize a gain equal to the excess. Under the terms of our senior secured credit agreement, we would be required within one year of our receipt of the insurance proceeds to either apply the proceeds to the acquisition of additional long-term productive assets or reduce the outstanding principal amount of our term loan.

If Rig 25 is not declared a constructive total loss, based on our preliminary analysis of the damage to the rig described above we believe that the rig would require substantial repairs before returning to work. We do not believe that we could complete such repairs prior to 2007.

As a result of the damage to Rig 25, the contract for the rig with our customer was terminated as of August 31, 2005, and the contract revenue that we had been generating ceased on that date. Prior to termination, the rig was contracted at a dayrate of approximately $41,000. For the six-month period ended June 30, 2005, Rig 25 operated a total of 176 days and contributed revenues of $7.0 million.

Rig 21 suffered extensive damage to its mat as a result of the storm. The rig will be moved onto a drydock in a shipyard in the fourth quarter of 2005 for a detailed survey, and we expect that the rig will not be available for service until the second quarter of 2006. The cost of the repairs is covered by our insurance, subject to a $1.0 million deductible. We will accrue the $1.0 million insurance deductible during the third quarter of 2005, which will be recorded in operating expenses.

Rig 21 was working under a contract that provides for a force majeure dayrate that is slightly less than the operating dayrate if operations were to cease as a result of a storm like Hurricane Katrina, but the term of the force majeure period is not specified in the contract. The rig began to earn this rate when operations ceased and the rig was evacuated in advance of the hurricane. Given the likelihood that Rig 21 will not be available for service until 2006, we have commenced discussions with the customer to determine how long we will receive the force majeure dayrate and to determine the rate, if any, the rig should earn after the force majeure rate ceases and while the rig is being repaired. Based on our preliminary discussions, the force majeure rate may have ceased and Rig 21 may not earn any additional revenues from the time that the damage to the rig was discovered following the storm until the time that we have completed the repairs and the rig is returned to location, which we expect to occur sometime during the second quarter of 2006. In addition, the customer may terminate the current contract for Rig 21, and we may be required to market the rig to other parties in 2006 following the completion of the repairs. For the six-month period ended June 30, 2005, Rig 21 operated a total of 174 days and contributed revenues of $7.5 million.

We expect that the operating expenses for both Rig 25 and Rig 21 for the third and fourth quarters of 2005 will be reduced as the rigs will not be operational during that period.

According to the American Petroleum Institute, as a result of Hurricane Katrina, approximately 46 offshore production platforms in the Gulf of Mexico have been destroyed and a number of other platforms suffered significant damage. Following major storm events like Hurricane Katrina, our customers typically inspect all of their offshore installations and conduct repairs, if necessary. This has resulted in increased demand for our liftboat fleet. Average utilization for our liftboat fleet has increased from 73.8% during the three-month period ended June 30, 2005 to 85.5% during the period following landfall of Hurricane Katrina through September 21, 2005. In addition, we anticipate that the average dayrates for our liftboat fleet will increase as a result of the increased demand. We expect the increased demand to continue through the remainder of 2005.

In addition, several of our customers maintained operations bases and management offices in the New Orleans area, and communication with these customers has been impaired by the storm. Impaired communications with these customers could result in delays in their remitting payments to us and providing logistical support to our rigs and liftboats, as well as in our efforts to market and negotiate contracts.

Critical Accounting Policies

Critical accounting policies are those that are important to our results of operations, financial condition and cash flows and require management’s most difficult, subjective or complex judgments. Different amounts would be reported under alternative assumptions. We have evaluated the accounting policies used in the preparation of the consolidated financial statements and related notes appearing elsewhere in this prospectus. We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with accounting principles generally accepted in the United States. We believe that our policies are generally consistent with those used by other companies in our industry.

We periodically update the estimates used in the preparation of the financial statements based on our latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in Note A to our consolidated financial statements. We believe that our more critical accounting policies include those related to property and equipment, revenue recognition, allowance for doubtful accounts and deferred charges. Inherent in such policies are certain key assumptions and estimates.

Property and Equipment

Property and equipment represents 70.5% of our total assets as of June 30, 2005. Property and equipment is stated at cost, less accumulated depreciation. Expenditures that substantially increase the useful lives of our assets are capitalized and depreciated, while routine expenditures for maintenance items are expensed as incurred. Depreciation is computed using the straight-line method over the useful life of the asset. We review our property and equipment for potential impairment when events or changes in circumstances indicate that the carrying value of any asset may not be recoverable. For property and equipment, the determination of recoverability is made based on the estimated undiscounted future net cash flows of the assets being reviewed. Any actual impairment charge would be recorded using the estimated discounted value of future cash flows. Our estimates, assumptions and judgments used in the application of our property and equipment accounting policies reflect both historical experience and expectations regarding future industry conditions and operations. Using different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and liftboats and expectations regarding future industry conditions and operations, would result in different carrying values of assets and results of operations. For example, a prolonged downturn in the drilling industry in which utilization and dayrates were significantly reduced could result in an impairment of the carrying value of our jackup rigs.

Revenue Recognition

Revenues are generated from our rigs and liftboats working under daywork contracts as the services are provided. Some of our contracts also allow us to recover additional direct costs, including mobilization and demobilization costs, additional labor and additional catering costs. Under most of our liftboat contracts, we receive a variable rate for reimbursement of costs such as catering, fuel and rental equipment and other items. Revenue for the recovery or reimbursement of these costs is recognized when the costs are incurred except for mobilization revenues, which are amortized over the related drilling contract.

Allowance for Doubtful Accounts

Accounts receivable represents approximately 11.4% of our assets and 41.9% of our current assets as of June 30, 2005. We continuously monitor our accounts receivable from our customers to identify any collectability issues. An allowance for doubtful accounts is established when a review of customer accounts indicates that a specific amount will not be collected. We establish an allowance for doubtful accounts based on the actual amount we believe is not collectable.

Deferred Charges

All of our liftboats are required to undergo regulatory inspections on an annual basis and to be drydocked two out of every five years to ensure compliance with U.S. Coast Guard regulations for vessel safety and vessel maintenance standards. Costs associated with these inspections, which generally involve setting the vessels on a drydock, are deferred, and the costs are amortized over the period of time between the inspection and the time the next inspection is due. As of June 30, 2005, our deferred charges related to regulatory inspection costs totaled $1.7 million. The amortization of the regulatory inspection costs was reported as part of our depreciation and amortization expense.

Acquisition History and Financial Statement Presentation

Acquisitions from Parker Drilling and Assumption of Management of Rig 30

In August 2004, we acquired five jackup rigs, four platform rigs and related assets from Parker Drilling Company for $39.3 million. The four platform rigs and related assets that we acquired are not core to our business. We have sold three of the four platform rigs for net proceeds of $0.8 million, and we intend to sell the fourth, which is inactive. In January 2005, we acquired another jackup rig and related assets from Parker Drilling for $21.5 million. The jackup rigs acquired ranged in age from 22 years to 33 years, with an average expected remaining useful life of approximately 15 years.

Each of the jackup rigs we acquired from Parker Drilling was, at the time we acquired it, operating under a short-term contract with a customer. We assumed the obligation to perform these contracts and completed each of them within 90 days of our acquisition of the rigs. Thereafter, the rigs began working under contracts that we negotiated with our customers. We did not acquire any rights to the Parker Drilling name in the acquisitions, and we have not marketed the rigs under the Parker Drilling name.

Immediately following the August 2004 acquisition, we hired 248 rig-based employees who had been employed by Parker Drilling. Seven out of the 27 members of our headquarters staff following the acquisition were employed by Parker Drilling immediately prior to the acquisition; however, none of our senior management, and only one salesperson in our marketing staff, had been employed by Parker Drilling immediately prior to the acquisition. Other than this salesperson, we did not hire any financial, legal, human resources, information technology, marketing, safety, training, payroll, purchasing, warehouse, transportation or environmental employees or managers from Parker Drilling. The substantial majority of the Parker Drilling employees that we hired were rig-based, hourly compensated employees.

Concurrent with the August 2004 closing, we hired two operations management personnel and four office employees who had been employed by Hercules Offshore Corporation (“Unrelated HOC”). Unrelated HOC was formed in March 2001 by Thomas J. Seward II, the current president of our drilling company subsidiary, and Thomas E. Hord, the current vice president, operations and chief operating officer of that subsidiary, to manage a single jackup rig, Rig 30 (formerly named the Odin Victory), under a rig management contract with Porterhouse Offshore L.P., the owner of the rig. We do not own or control Unrelated HOC.

At the closing, Unrelated HOC and Porterhouse Offshore terminated the rig management contract, and Porterhouse Offshore entered into a new contract with us under which we were reimbursed for all of our expenses plus $100 per day. Aside from the rig management contract with Porterhouse Offshore, we did not acquire any other assets or liabilities of Unrelated HOC, and the rig-based crews operating Rig 30 remained employees of Unrelated HOC until we hired them in January 2005 in connection with our acquisition of the rig as described below.

Acquisition from Global Industries

In October 2004, we acquired 22 liftboats and related assets from Global Industries, Ltd. for $53.5 million, including a property in New Iberia, Louisiana, which we use as an operational office. At the time of the acquisition, some of the liftboats were operating under short-term contracts with customers, with the remaining liftboats available for work. We assumed those contracts and completed them within 30 days of our acquisition of the units. Thereafter, the units began working under short-term contracts that we negotiated with our customers. We did not acquire any rights to the Global Industries name in the acquisition, and we have not marketed the rigs under the Global Industries name. The liftboats acquired ranged in age from four years to 32 years, with an expected average remaining useful life of approximately 15 years.

Under a transition services agreement, for six months following the acquisition, Global Industries was to perform the accounting and marketing/sales functions related to the liftboat operations on our behalf. Subsequent to closing, however, we began hiring our own accounting and administrative support personnel, some of whom were former Global Industries employees, and terminated the transition services agreement in February 2005. In connection with the closing of the acquisition, we hired 151 vessel-based employees, nine mechanics, the general manager of the group and a liftboat operations manager who had been employed by Global Industries immediately prior to the acquisition. We did not hire any financial, legal, human resources, information technology, marketing, safety, training, payroll, purchasing, warehouse, transportation or environmental employees or managers from Global Industries. The substantial majority of Global Industries employees that we hired were vessel-based, hourly compensated employees.

Acquisition from Porterhouse Offshore

In January 2005, we acquired the jackup rig Rig 30 and related assets from Porterhouse Offshore for $20.0 million. At the time of acquisition, the age of the rig was 26 years, with an expected remaining useful life of approximately 15 years, and was operating under a short-term contract. As described above, we had managed the rig under the management contract entered into with Porterhouse Offshore concurrent with the closing of the August 2004 Parker Drilling acquisition. We hired the rig-based personnel operating the rig, who were employees of Unrelated HOC, at the time of the acquisition of the rig. We did not acquire any personnel from Porterhouse Offshore.

Acquisition from Superior

In June 2005, we acquired 17 liftboats and related assets from Superior Energy Services, Inc. for $20.0 million. In August 2005, we sold one of the liftboats for $0.3 million. At the time of the acquisition, ten of the liftboats were operating under short-term contracts with customers, three of the vessels were stacked, and the remaining four liftboats were available for work. We completed such contracts within 30 days of our acquisition of the units. Thereafter, any work for the units is under contracts that we negotiate with our customers. We did not acquire any rights to the Superior Energy name in the acquisition, and we have not marketed the liftboats under the Superior Energy name. The liftboats acquired ranged in age from 20 years to 33 years, with an expected remaining average useful life of approximately 15 years. Average utilization of these liftboats during the first quarter of 2005 was approximately 61%. The average utilization of the 13 actively marketed liftboats during that period was 80%.

In connection with the closing of the acquisition, we hired 35 vessel-based employees who had been employed by Superior Energy immediately prior to the acquisition. These employees are all hourly compensated employees. We did not hire any financial, legal, human resources, information technology, marketing, safety, training, payroll, purchasing, warehouse, transportation or environmental employees or managers from Superior Energy.

Acquisition from Transocean

In June 2005, we acquired jackup rig Rig 16 from Transocean Inc. for a purchase price of $20.0 million. This rig is capable of drilling in water depths of up to 170 feet. We are currently refurbishing the rig in the United Arab Emirates and expect to spend approximately $7.5 million on that refurbishment. We expect the rig to be available in the first half of 2006. We intend to seek work for the rig under a longer-term contract in a suitable international location. The age of the rig is 24 years, with an expected remaining useful life of approximately 15 years. We did not acquire any customer contracts from Transocean and did not hire any employees from Transocean in connection with the acquisition.

Acquisition from CS Liftboats

In August 2005, we acquired the liftboat Whale Shark from CS Liftboats, Inc. for a purchase price of $12.5 million. The liftboat has a leg length of 260 feet, and we intend to seek work for it in the U.S. Gulf of Mexico and suitable international locations. The newly constructed liftboat is expected to be available for service in September 2005. We did not acquire any customer contracts from CS Liftboats and did not hire any employees from CS Liftboats in connection with the acquisition.

Acquisition from Hydrocarbon Capital

In September 2005, we acquired Rig 31 from Hydrocarbon Capital II LLC for a purchase price of $12.6 million. This rig is capable of drilling in water depths of up to 250 feet. We are currently refurbishing the rig in Singapore and expect to spend approximately $15 million on that refurbishment. We expect the rig to be available in the third quarter of 2006. We intend to seek work for the rig under a longer-term contract in a suitable international location. The age of the rig is 26 years, with an expected remaining useful life of approximately 15 years. We did not acquire any customer contracts from Hydrocarbon Capital and did not hire any employees from Hydrocarbon Capital in connection with the acquisition.

Nature of Acquisitions

We believe that the acquisitions described above represent the acquisition of assets, not of “businesses” within the meaning of applicable accounting guidance. We did not acquire separate entities, subsidiaries or divisions. Although we hired rig- and vessel-based personnel, and some shore-based staff, we did not acquire from the sellers most of the personnel who had performed management functions of overseeing and supporting the assets that were sold to us. As of June 30, 2005, we employed approximately 430 people in our drilling operations and 250 people in our liftboat operations, exclusive of headquarters staff. Approximately 60% of those employees were employees of Parker Drilling, Global Industries or Superior Energy immediately prior to our related acquisition of assets from those companies.

We have independently developed the operating rights necessary to operate the assets, including the establishment of our own operating privileges with the U.S. Coast Guard and the U.S. Minerals Management Service. We did not acquire any of our processes and systems from any of the sellers. Instead, we have independently developed the material systems we use in operating our business, including systems related to management; accounting; payroll; benefits; health, safety and environment; training; marketing and sales; maintenance; and project management. We did not acquire any intangible assets or intellectual property from any of the sellers. Without the systems we have developed, we could not successfully access our customer base to generate revenue.

Financial Statements

Since we have concluded that the acquisitions of rigs and liftboats described above do not constitute the acquisition of businesses, we have not provided audited stand-alone pre-acquisition financial statements of the assets acquired. We do not believe that separate audited financial statements for the assets acquired for any date or period prior to our acquisition of those assets would be meaningful to investors. There are significant differences between the organization, operation and overhead structures of our company, on the one hand, and of each of the sellers, on the other hand. In addition, Parker Drilling had held the assets we acquired from them for sale and accounted for their operations as discontinued operations since 2003. We believe, therefore, that for an extended period such assets did not receive the same management attention, marketing effort or maintenance as other assets operated by Parker Drilling or that we provide to the rigs and our other assets.

Changes in Financial Reporting of Future Results of Operations

As a newly organized private company, we have relied on outside service providers for much of our administrative support functions. Following this offering, we will be subject to reporting and other obligations under the Securities Exchange Act of 1934. These requirements include the preparation and filing of detailed annual, quarterly and current reports. In addition, we will be required to keep abreast of and comply with material changes in the applicable rules and regulations promulgated by the SEC, including the changes and requirements mandated by the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to result in both a significant initial cost, as we implement internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to maintain directors and officers insurance. As a result, our general and administrative expenses likely will increase, and we estimate that this increase will be approximately $5 million per year based on our general and administrative expenses for the six-month period ended June 30, 2005.

Prior to the Conversion, our company is a limited liability company, and our owners have elected to be taxed at the member unitholder level rather than at the company level. In connection with this offering, we are reorganizing our corporate structure as a corporation. Following the Conversion, we will be required to recognize a tax provision on our income. Because all of our income in 2004 and the first six months of 2005 was generated in the U.S. Gulf of Mexico, our effective tax rate as a corporation would have been approximately 36%. We expect that our effective tax rate will fluctuate from time to time based on our decision to move assets to areas outside the United States and future acquisitions and investment decisions. In addition, upon completion of the Conversion, we will record a tax provision related to the recognition of deferred taxes equal to the tax effect of the difference between the book and tax basis of our assets and liabilities as of the effective date of the Conversion. Assuming we had completed the Conversion as of June 30, 2005, the amount of the provision would have been approximately $6.9 million.

Results of Operations

We were formed in July 2004 and commenced operations in August 2004. From our formation to June 30, 2005, we completed several significant transactions that impact the comparability of our historical financial results. These transactions include:

•	the acquisition of five jackup rigs from Parker Drilling in August 2004;

•	the acquisition of 22 liftboats from Global Industries in October 2004;

•	the acquisition of a jackup rig from Parker Drilling in January 2005;

•	the acquisition of a jackup rig from Porterhouse Offshore in January 2005;

•	the acquisition of 17 liftboats from Superior Energy in June 2005; and

•	the acquisition of a jackup rig from Transocean in June 2005.

Our financial results reflect the impact of these assets only after the date of their acquisition. This prospectus does not include any financial information relating to the assets for periods prior to their acquisition date.

The following table sets forth our operating days, average utilization rates, average revenue and expenses per day, revenues and operating expenses by operating segment and other selected information for the periods indicated:

	For the Five Months Ended December 31, 2004	For the Three Months Ended March 31, 2005	For the Three Months Ended June 30, 2005	For the Six Months Ended June 30, 2005
	(dollars in thousands, except per day amounts)
Contract Drilling Services Segment:
Number of rigs (as of end of period)	5	7	8	8
Operating days	748	610	602	1,212
Available days	751	614	637	1,551
Utilization(1)	99.6%	99.3%	94.5%	96.9%
Average revenue per rig per day(2)	$32,098	$40,833	$43,653	$42,234
Average operating expense per rig per day(3)	$17,046	$18,309	$18,988	$18,654
Revenues	$24,006	$24,891	$26,288	$51,179
Operating expenses, excluding depreciation and amortization, shown separately	$12,799	$11,241	$12,095	$23,336
Depreciation and amortization	$1,070	$1,292	$1,318	$2,610
General and administrative, excluding depreciation and amortization, shown separately	$1,972	$1,183	$1,682	$2,865
Operating income	$8,165	$11,175	$11,193	$22,368

Marine Services Segment:
Number of liftboats (as of end of period)	22	22	39	39
Operating days	1,350	1,452	1,766	3,218
Available days	1,958	1,980	2,392	4,372
Utilization(1)	68.9%	73.3%	73.8%	73.6%
Average revenue per liftboat per day(2)	$5,720	$6,311	$6,109	$6,200
Average operating expense per liftboat per day(3)	$2,144	$2,313	$2,444	$2,385
Revenues	$7,722	$9,164	$10,787	$19,951
Operating expenses, excluding depreciation and amortization, shown separately	$4,198	$4,580	$5,847	$10,427
Depreciation and amortization	$946	$1,167	$1,534	$2,701
General and administrative, excluding depreciation and amortization, shown separately	$581	$441	$380	$821
Operating income	$1,997	$2,976	$3,026	$6,002

Total Company:
Revenues	$31,728	$34,055	$37,075	$71,130
Operating expenses, excluding depreciation and amortization, shown separately	$16,997	$15,821	$17,942	$33,763
Depreciation and amortization	$2,016	$2,462	$2,860	$5,322
General and administrative, excluding depreciation and amortization, shown separately	$2,808	$2,201	$2,904	$5,105
Operating income	$9,907	$13,571	$13,369	$26,940
Interest expense	$2,070	$2,303	$2,534	$4,837
Loss on early retirement of debt	—	—	2,786	2,786
Net income	$8,065	$11,402	$8,150	$19,552

(1)	Utilization is defined as the total number of operating days for our rigs or liftboats, as applicable, in the period as a percentage of the total number of calendar days in the period.
(2)	Average revenue per rig or liftboat per day is defined as revenue earned by our rigs or liftboats, as applicable, in the period divided by the total number of operating days for our rigs or liftboats, as applicable, in the period.
(3)	Average operating expense per rig or liftboat per day is defined as operating expenses, excluding depreciation and amortization, shown separately, incurred by our rigs or liftboats, as applicable, in the period divided by the total number of days in the period.

Our operations generally are affected by the seasonal differences in weather patterns in the U.S. Gulf of Mexico. These differences may result in increased operations in the spring, summer and fall periods and a decrease in the winter months. The rainy weather, tropical storms, hurricanes and other storms prevalent in the U.S. Gulf of Mexico during the year, such as Hurricane Katrina in August 2005, Hurricane Dennis in July 2005 and Hurricane Ivan in September 2004, may also affect our operations. During such severe storms, our liftboats typically leave location and cease to earn a full dayrate. Under U.S. Coast Guard guidelines, the liftboats cannot return to work until the weather improves and seas are less than five feet. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control, and therefore the dayrates and average utilization rates presented above may not be the same as those that can be expected to be attained during other months of a calendar year.

Six-Month Period Ended June 30, 2005 versus the Five-Month Period Ended December 31, 2004

Average Revenue per Day

Contract Drilling Services Segment. Average revenue per rig per day for our Contract Drilling Services segment increased to $42,234 for the six-month period ended June 30, 2005 (the “Current Period”) compared with $32,098 for the five-month period ended December 31, 2004 (the “Prior Period”), an increase of 32%. This increase resulted from higher dayrates on our rigs and the January 2005 acquisitions of Rig 25 and Rig 30, which have earned dayrates that have been higher than the average for the rest of our rig fleet.

Marine Services Segment. Average revenue per liftboat per day for our Marine Services segment increased to $6,200 for the Current Period compared with $5,720 for the Prior Period, an increase of 8%. This increase resulted from higher dayrates for our liftboats with leg lengths of 105, 130, 150, 200 and 229 feet and higher utilization of larger vessels, which typically have higher dayrates.

Average Operating Expense per Day

Contract Drilling Services Segment. Average operating expense per rig per day for our Contract Drilling Services segment increased to $18,654 for the Current Period compared with $17,046 for the Prior Period, an increase of 9%. The increase resulted primarily from an increase in labor and catering expenses, which represented approximately 65% of our average daily operating expenses in each period. The increase in our labor costs per day resulted primarily from raises paid to our crews in the Current Period.

Marine Services Segment. Average operating expense per liftboat per day for our Marine Services segment increased to $2,385 for the Current Period compared with $2,144 for the Prior Period, an increase of 11%. This increase resulted primarily from higher labor expenses due to raises paid to our crews in the Current Period.

Utilization and Operating Days

Contract Drilling Services Segment. Utilization for our Contract Drilling Services segment was 96.9% for the Current Period compared with 99.6% for the Prior Period. The Current Period reflects our ownership of eight jackup rigs following the acquisitions of Rig 25 and Rig 30 in January 2005 and Rig 16 in June 2005. The Prior Period reflects our ownership of only five jackup rigs.

Marine Services Segment. Utilization for our Marine Services segment increased to 73.6% in the Current Period compared with 68.9% for the Prior Period. Operating days for the Current Period totaled 3,218. Operating days for the Prior Period totaled 1,350. Both periods include our 22 liftboats acquired from Global Industries in October 2004. The Current Period also includes our 17 liftboats acquired from Superior Energy in June 2005.

Rig Information

We did not own any jackup rigs at the beginning of the five-month period ended December 31, 2004. We acquired five jackup rigs and assumed the management of another jackup rig from an unrelated party in August

2004. During the Prior Period, those jackup rigs were contracted at dayrates ranging from approximately $23,000 to $37,000.

We owned five jackup rigs and managed a sixth jackup rig at the beginning of the six-month period ended June 30, 2005. We acquired two jackup rigs, including the jackup rig that we had been managing since August 2004, in January 2005, and an additional jackup rig in June 2005. Our jackup rigs were contracted at dayrates ranging from $32,000 to $37,901 from January 1, 2005 to the date of the acquisition of the two jackup rigs in January 2005. Following the January 2005 acquisition but prior to the June 2005 acquisition, our jackup rigs were contracted at dayrates ranging from $33,000 to $46,000. Our jackup rigs were contracted at dayrates ranging from $33,000 to $46,000 from the date of the acquisition of our eighth jackup rig in June 2005 to the end of the Current Period.

Liftboat Information

We did not own any liftboats at the beginning of the five-month period ended December 31, 2004. We acquired 22 liftboats in October 2004. During the Prior Period, those liftboats were contracted at dayrates ranging from approximately $3,300 to $13,700.

We owned 22 liftboats at the beginning of the six-month period ended June 30, 2005. We acquired 17 liftboats in June 2005. Our liftboats were contracted at dayrates ranging from $2,800 to $13,000 from January 1, 2005 to the date of the acquisition in June 2005. Our liftboats were contracted at dayrates ranging from $3,000 to $13,500 from the date of the acquisition in June 2005 to the end of the Current Period.

Three-Month Period Ended June 30, 2005 versus the Three-Month Period Ended March 31, 2005

Revenues

Consolidated. Total revenues for the three-month period ended June 30, 2005 (the “Current Quarter”) were $37.1 million compared with $34.1 million for the three-month period ended March 31, 2005 (the “Prior Quarter”), an increase of $3.0 million, or 9%. This increase resulted primarily from a full quarter of operations of Rig 25 and Rig 30, which we acquired in January 2005, and higher jackup dayrates and additional operating days in our Marine Services segment, primarily due to the acquisition of 17 liftboats in June 2005. Total revenues included $0.9 million in reimbursements from our customers for expenses paid by us for each of the Current Quarter and the Prior Quarter.

Contract Drilling Services Segment. Revenues for our Contract Drilling Services segment were $26.3 million for the Current Quarter compared with $24.9 million for the Prior Quarter, an increase of $1.4 million, or 6%. This increase resulted primarily from additional revenue from Rig 25 and Rig 30, which were acquired in January 2005. Rig 25 and Rig 30 contributed revenues of approximately $7.8 million in the Current Quarter compared with $6.2 million in the Prior Quarter, an increase of $1.6 million. Average revenue per rig per day was $43,653 in the Current Quarter compared with $40,833 in the Prior Quarter, with average utilization of 94.5% in the Current Quarter compared with 99.3% in the Prior Quarter. Revenues for our Contract Drilling Services segment included $0.5 million in reimbursements from our customers for expenses paid by us for the Current Quarter compared with $0.8 million for the Prior Quarter.

Marine Services Segment. Revenues for our Marine Services segment were $10.8 million for the Current Quarter compared with $9.2 million in the Prior Quarter, an increase of $1.6 million, or 17%. This increase resulted primarily from additional operating days in the Current Quarter, with 1,766 operating days in that quarter compared with 1,452 operating days in the Prior Quarter. Approximately 215 of the additional operating days were attributable to the 17 liftboats acquired in June 2005. Average revenue per liftboat per day was $6,109 in the Current Quarter compared with $6,311 in the Prior Quarter, with average utilization of 74.0% in the Current Quarter compared with 73.3% in the Prior Quarter. The average revenue per liftboat per day was negatively impacted by the liftboats acquired in June 2005, which are smaller and earned lower average dayrates than the remaining fleet. Revenues for our Marine Services segment included $0.4 million in reimbursements from our customers for expenses paid by us for the Current Quarter compared with $0.1 million for the Prior Quarter.

Operating Expenses

Consolidated. Total operating expenses, excluding depreciation and amortization, shown separately, for the Current Quarter were $17.9 million compared with $15.8 million in the Prior Quarter, an increase of $2.1 million, or 13%. This increase resulted primarily from a full quarter of operations of Rig 25 and Rig 30, which we acquired in January 2005, and increased rig and liftboat operating expenses as described below.

Contract Drilling Services Segment. Operating expenses, excluding depreciation and amortization, shown separately, for our Contract Drilling Services segment were $12.1 million in the Current Quarter compared with $11.2 million in the Prior Quarter, an increase of $0.9 million, or 8%. This increase resulted from additional operating expenses of $0.3 million for Rig 25 and Rig 30, $0.4 million in wage increases paid to our crews and $0.2 million in additional repairs and maintenance. Average operating expenses per rig per day were $18,988 in the Current Quarter compared with $18,309 in the Prior Quarter.

Marine Services Segment. Operating expenses, excluding depreciation and amortization, shown separately, for our Marine Services segment were $5.8 million for the Current Quarter compared with $4.5 million in the Prior Quarter, an increase of $1.3 million, or 30%. This increase resulted from $0.6 million in additional expenses associated with the 17 liftboats acquired in June 2005, $0.3 million in additional expenses due to higher utilization on the 22 liftboats acquired in October 2004 and $0.4 million in additional repairs and maintenance.

Depreciation and Amortization

Depreciation and amortization expense in the Current Quarter was $2.9 million compared with $2.5 million in the Prior Quarter, an increase of $0.4 million, or 16%. This increase resulted from $0.4 million in additional amortization of regulatory inspections and related drydockings.

General and Administrative Expenses

General and administrative expenses, excluding depreciation and amortization, shown separately, in the Current Quarter were $2.9 million compared with $2.2 million in the Prior Quarter, an increase of $0.7 million, or 32%. This increase resulted primarily from $0.5 million in additional general and administrative expenses in our Contract Drilling Services segment and $0.2 million in additional expenses for our corporate offices.

Interest Expense

Interest expense in the Current Quarter was $2.5 million compared with $2.3 million in the Prior Quarter, an increase of $0.2 million, or 9%. This increase resulted from $0.1 million in interest expense associated with the $20.0 million in borrowings incurred in the acquisition of 17 liftboats in June 2005 and $0.1 million associated with $140.0 million in borrowings incurred in refinancing our debt in June 2005.

Six-Month Period Ended June 30, 2005

Revenues

Consolidated. Total revenues for the six-month period ended June 30, 2005 were $71.1 million. Total revenues were positively impacted by higher jackup dayrates and additional operating days in our Marine Services segment. Total revenues included $1.8 million in reimbursements from our customers for expenses paid by us.

Contract Drilling Services Segment. Revenues for our Contract Drilling Services segment were $51.2 million for the six-month period ended June 30, 2005. Rig 25 and Rig 30, which were acquired in January 2005, contributed revenues of approximately $14.0 million. Average revenue per rig per day was $42,234 and average utilization was 96.9%. Revenues for our Contract Drilling Services segment included $1.3 million in reimbursements from our customers for expenses paid by us.

Marine Services Segment. Revenues for our Marine Services segment were $19.9 million for the six-month period ended June 30, 2005. Average revenue per liftboat per day was $6,200 and average utilization was 73.6%. Revenues for our Marine Services segment included $0.5 million in reimbursements from our customers for expenses paid by us.

Operating Expenses

Consolidated. Total operating expenses, excluding depreciation and amortization, shown separately, for the six-month period ended June 30, 2005 were $33.8 million. Total operating expenses were impacted by the acquisition of Rig 25 and Rig 30 in January 2005 and increased rig and liftboat operating expenses.

Contract Drilling Services Segment. Operating expenses, excluding depreciation and amortization, shown separately, for our Contract Drilling Services segment were $23.3 million for the six-month period ended June 30, 2005. Average operating expenses per rig per day were $18,654. Average labor costs per rig per day, which include wages and benefits paid to crews, were $10,656. Average rig maintenance expenses per rig per day, excluding capitalized costs, were $2,589. Other rig expenses, which include catering, rentals, communications, insurance and mobilization costs, averaged $5,409 per rig per day.

Marine Services Segment. Operating expenses, excluding depreciation and amortization, shown separately, for our Marine Services segment were $10.5 million for the six-month period ended June 30, 2005. Our most significant operating expenses consisted of labor ($5.6 million), catering ($1.5 million) and repair and maintenance ($1.1 million). Operating expenses on our liftboats averaged $2,385 per liftboat per day in the period, ranging from $1,357 per liftboat per day for the smaller vessels to $3,361 per liftboat per day for the larger vessels.

Depreciation and Amortization Expenses

Total depreciation and amortization expenses were $5.3 million for the six-month period ended June 30, 2005. Results for the six-month period ended June 30, 2005 included $2.6 million of depreciation expense for our drilling fleet, $1.8 million of depreciation expense for our liftboat fleet and $0.9 million of amortization of regulatory inspections and related drydockings.

General and Administrative Expenses

General and administrative expenses, excluding depreciation and amortization, shown separately, were $5.1 million for the six-month period ended June 30, 2005. Our Contract Drilling Services and Marine Services segments incurred general and administrative expenses of $2.9 million and $0.8 million, respectively. General and administrative expenses for our corporate office were $1.4 million.

Interest Expense

Interest expense was $4.8 million for the six-month period ended June 30, 2005. Results for the period included $2.0 million of interest expense associated with the $28.0 million in borrowings incurred in the acquisition of five drilling rigs in August 2004, $1.0 million associated with the $28.0 million in borrowings incurred in the acquisition of 22 liftboats in October 2004, $1.6 million associated with $25.0 million of borrowings incurred in the acquisitions of Rig 25 and Rig 30 in January 2005, $0.1 million associated with the

$20.0 million in borrowings incurred in the acquisition of 17 liftboats in June 2005 and $0.1 million associated with $140.0 million in borrowings incurred in refinancing our debt in June 2005.

Five-Month Period Ended December 31, 2004

Revenues

Consolidated. Total revenues were $31.7 million for the five-month period ended December 31, 2004. Revenues for the period include activity for the five jackup rigs acquired from Parker Drilling in August 2004 and for the 22 liftboats acquired from Global Industries in October 2004. Total revenues included $0.9 million in reimbursements from our customers for expenses paid by us.

Contract Drilling Services Segment. Revenues for our Contract Drilling Services segment were $24.0 million for the five-month period ended December 31, 2004. Segment revenues included activity for the five jackup rigs beginning on August 2, 2004. Average revenue per rig per day was $32,098 and average utilization was 99.6%. Revenues for our Contract Drilling Services segment included $0.6 million in reimbursements from our customers for expenses paid by us.

Marine Services Segment. Revenues for our Marine Services segment were $7.7 million for the five-month period ended December 31, 2004. Segment revenues included activity for the 22 liftboats beginning on October 2, 2004. Average revenue per liftboat per day was $5,720 and average utilization was 68.9%. Revenues for our Marine Services segment included $0.3 million in reimbursements from our customers for expenses paid by us.

Operating Expenses

Consolidated. Total operating expenses, excluding depreciation and amortization, shown separately, were $17.0 million for the five-month period ended December 31, 2004. Total operating expenses included expenses for five jackup rigs beginning on August 2, 2004 and for 22 liftboats beginning on October 2, 2004.

Contract Drilling Services Segment. Operating expenses, excluding depreciation and amortization, shown separately, for our Contract Drilling Services segment were $12.8 million for the five-month period ended December 31, 2004. Average operating expenses per rig were $17,046 per day. Average labor costs per rig, which include wages and benefits paid to crews, were $9,631 per day. Rig maintenance expenses per rig, excluding capitalized costs, were $2,508 per day. Other rig expenses, which included catering, rentals, communications, insurance and mobilization costs, averaged $4,907 per rig per day.

Marine Services Segment. Operating expenses, excluding depreciation and amortization, shown separately, for our Marine Services segment were $4.2 million for the five-month period ended December 31, 2004. Segment expenses included three months of activity from the inception of the segment on October 2, 2004 with the acquisition of 22 liftboats from Global Industries. Our most significant operating expenses were labor ($2.2 million), vessel maintenance, excluding capital expenditures and drydocking costs ($0.5 million), and insurance ($0.4 million). Operating expenses on our liftboats averaged $2,144 per liftboat per day in the period, ranging from $1,158 per day for the smaller vessels to $3,014 per day for the larger vessels.

Depreciation and Amortization Expenses

Total depreciation and amortization expenses were $2.0 million for the five-month period ended December 31, 2004 and included $1.1 million of depreciation expense associated with the acquisition of five jackup rigs from Parker Drilling in August 2004, $0.8 million of depreciation expense associated with the 22 liftboats from Global Industries in October 2004 and $0.1 million of amortization of regulatory inspections and related drydockings.

General and Administrative Expenses

General and administrative expenses, excluding depreciation and amortization, shown separately, were $2.8 million for the five-month period ended December 31, 2004. Our Contract Drilling Services and Marine Services

segments incurred general and administrative expenses of $2.0 million and $0.6 million, respectively. General and administrative expense for our corporate office were $0.2 million.

Interest Expense

Interest expense was $2.1 million for the five-month period ended December 31, 2004, which represented interest due on a $28.0 million term loan used to fund the acquisition of five jackup rigs from Parker Drilling in August 2004 and an additional $28.0 million term loan used to fund the acquisition of 22 liftboats from Global Industries in October 2004.

Liquidity and Capital Resources

Sources and Uses of Cash

Sources and Uses of Cash for the Six-Month Period Ended June 30, 2005

Net cash provided by operating activities for the six-month period ended June 30, 2005 was $26.1 million, which was primarily attributable to net income of $19.6 million plus depreciation and amortization of $5.3 million, an increase in accounts payable and other current liabilities of $4.6 million and a $2.8 million loss on the early retirement of debt, partially offset by a $6.2 million increase in accounts receivable and other current assets. The increase in accounts receivable was attributable to the increased revenue from Rig 25 and Rig 30 acquired in January 2005, to higher average dayrates for our Contract Drilling Services segment and the revenue from the 17 liftboats acquired in June 2005.

Net cash used in investing activities for the six-month period ended June 30, 2005 was $87.9 million. The net cash investments during the period included the acquisition in January 2005 of Rig 25 and Rig 30 for an aggregate of $41.5 million, the acquisitions in June 2005 of 17 liftboats for an aggregate of $20.0 million and Rig 16 for $20.0 million and an increase in deferred drydocking expenses of $2.2 million. The acquisition of Rig 25 was funded in part by a $2.0 million deposit paid in 2004, which was applied towards the purchase price at closing.

Net cash provided by financing activities for the six-month period ended June 30, 2005 totaled $82.7 million. This amount included borrowings of $45.0 million under two of our credit facilities for the acquisitions of Rig 25 and Rig 30 and 17 liftboats and $140.0 million under our new senior secured term loan. In addition, we received contributions from owners totaling $4.3 million. We repaid the $101.0 million outstanding under our then-existing credit facilities with proceeds from our new term loan. We also paid $5.6 million in fees and expenses in connection with our debt agreements.

Sources and Uses of Cash for the Five-Month Period Ended December 31, 2004

Net cash used in operating activities for the five-month period ended December 31, 2004 was $6.5 million. Net income for the period totaled $8.1 million, which was offset by the adjustments to net income representing a reduction in cash of $14.6 million. The adjustments to reconcile net income to net cash used by operating activities included an increase in accounts receivable and other current assets totaling $21.7 million partially offset by depreciation of $2.0 million and an increase in accounts payable and other current liabilities of $5.1 million. The increases in both the current assets and the current liabilities were attributable to the start-up of our business activities.

Net cash used in investing activities for the five-month period ended December 31, 2004 was $96.2 million. The net cash investments during the period included the acquisition of five jackup and four platform rigs from Parker Drilling in August 2004 for $39.3 million, the acquisition of a fleet of 22 liftboats from Global Industries in October 2004 for $53.5 million, an increase in deferred drydocking expenses of $0.6 million and a deposit of $2.0 million related to the purchase of Rig 25, which closed in January 2005. Additionally, in November 2004 we sold three platform rigs for $0.8 million that we had purchased from Parker Drilling in August 2004. We accounted for this sale as a reduction in the original purchase price of the assets.

Net cash provided by financing activities for the five-month period ended December 31, 2004 totaled $117.2 million. This included contributions from owners of $63.0 million and proceeds from borrowings under our term loans totaling $56.0 million, less lenders fees and expenses totaling $1.8 million.

Liquidity and Financing Arrangements

Contributions from owners and borrowings from our creditors represented our primary source of liquidity for the five-month period ended December 31, 2004. For the same period, our primary uses of cash were the acquisitions of the jackup and platform rigs from Parker Drilling and the fleet of liftboats from Global Industries. Contributions from owners, borrowings from our creditors and cash from operations represented our primary sources of liquidity for the six-month period ended June 30, 2005. For the same period, our primary uses of cash were the acquisition of Rig 25 from Parker Drilling, the acquisition of Rig 30 from Porterhouse Offshore L.P., the acquisition of 17 liftboats from Superior Energy and the acquisition of Rig 16 from Transocean.

We believe that our current cash on hand and our cash flow from operations for the next 12 months, together with availability under our revolving credit facility, the net proceeds to us from this offering and insurance recoveries, will be adequate during such period to repay our debts as they become due, to make normal recurring capital additions and improvements, to meet working capital requirements, to refurbish Rig 16 and Rig 31, to repair Rig 21 and, if it is not declared a constructive total loss, Rig 25 and otherwise to operate our business. Our ability to make payments on our indebtedness and to fund planned capital expenditures in the future will depend on our ability to generate cash, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and commitments, and any insufficiency could negatively impact our business. To the extent we are unable to repay our indebtedness as it becomes due or at maturity with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from further equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale.

Cash

Cash balances as of June 30, 2005 totaled $35.4 million. This represented an increase of $20.9 million from the cash balances of $14.5 million as of December 31, 2004. The increase was due to aggregate borrowings of $185.0 million under our various term loans, contributions from owners totaling $4.3 million and cash flow generated from operations of $26.1 million. The amounts were partially offset by debt repayments of $101.0 million and the acquisition of rigs and liftboat for a total of $81.5 million.

Debt

Our current debt structure is used to fund our business operations, and our revolving credit facility is a source of liquidity. As of June 30, 2005, we had outstanding long-term debt of $140.0 million, including current maturities of $1.1 million.

In June 2005, we entered into a senior secured credit agreement with a syndicate of financial institutions. This agreement provides for a $140.0 million term loan and a $25.0 million revolving credit facility. We may seek commitments to increase the amount available under the credit agreement by an additional $25.0 million if the amount outstanding under the term loan is no more than $105.0 million and our leverage ratio, after giving effect to the incurrence of the additional $25.0 million of borrowings, is no greater than 2.5 to 1. We used $54.6 million of the proceeds from the term loan to repay all outstanding amounts under the credit facility of our drilling company subsidiary and $47.5 million of the proceeds to repay all outstanding amounts under the credit facility of our liftboat company subsidiary, in each case including accrued interest, fees and applicable prepayment premiums. We terminated both of those credit facilities in connection with the repayment. In addition, we used $20.0 million of the remaining proceeds from the term loan to fund the purchase price of Rig 16. In connection with the repayment of the two credit facilities, we recognized in the second quarter of 2005 pretax charges of $2.8 million, consisting of the write-off of deferred financing costs related to the retired debt.

The revolving credit facility provides for swing line loans of up to $2.5 million and for the issuance of up to $5.0 million of letters of credit. The revolving loans bear interest at either (1) the highest of (a) Comerica Bank’s base rate, (b) the three-month certificate of deposit rate plus 0.5% and (c) the Federal funds effective rate plus 0.5%, in each case plus 2.25%, or (2) LIBOR plus 3.25%. We may prepay the revolving loans at any time without premium or penalty. The revolving loans mature in June 2008. We are required to pay a commitment fee of 0.50% on the average daily amount of the unused commitment amount of the revolving credit facility and a letter of credit fee of 3.25%, plus a fronting fee of 0.13%, with respect to the undrawn amount of each issued letter of credit. As of June 30, 2005, no amounts were outstanding and no letters of credit had been issued under the revolving credit facility.

The term loan bears interest at either (1) the highest of (a) Comerica Bank’s base rate, (b) the three-month certificate of deposit rate plus 0.5% and (c) the Federal funds effective rate plus 0.5%, in each case plus 2.25%, or (2) LIBOR plus 3.25%. As of June 30, 2005, the entire principal amount of the $140.0 million term loan was outstanding, and the interest rate was 6.58%. In accordance with the credit agreement, in July 2005, we entered into hedge transactions with the purpose and effect of fixing the interest rate on $70.0 million of the outstanding principal amount of the term loan at 7.54% for three years. In addition, we entered into hedge transactions with the purpose and effect capping the interest rate on an additional $20.0 million of such principal amount at 8.25% for three years. Principal payments of $350,000 are due quarterly, and the outstanding principal balance of the term loans is payable in full in June 2010. We may prepay the term loans at any time without premium or penalty, except that prepayments made during the first year with proceeds from debt issuances or in connection with a repricing of the term loan will be made at 101% of the principal repaid.

We are required to prepay the term loan with:

•	the proceeds from sales of certain assets;

•	the proceeds from casualties or condemnations of assets to the extent that the net cash proceeds from any such casualty or condemnation exceed $1.0 million and are not reinvested within one year;

•	the net proceeds of certain debt for borrowed money;

•	25% of the net proceeds of any public or private offering of our equity securities, provided that holders of the term loan may reject the mandatory prepayment; and

•	50% of excess cash flow if either our leverage ratio is above 3.0 to 1.0 or the outstanding principal balance of the term loan is greater than $110.0 million.

Our obligations under the credit agreement are secured by our liftboats, rigs and substantially all of our other personal property, including the equity of our subsidiaries. All of our material subsidiaries guarantee our obligations under the agreement and have granted similar liens on substantially all of their assets.

The credit agreement contains financial covenants relating to leverage and interest coverage. Other covenants contained in the agreement restrict, among other things, repurchases of equity interests, mergers, asset dispositions, guaranties, debt, liens, acquisitions, dividends, distributions, investments, affiliate transactions, prepayments of other debt and capital expenditures. We are currently in compliance with our covenants under the credit agreement. The credit agreement contains customary events of default.

We expect to repay $             of the outstanding amount under the term loan, together with the accrued and unpaid interest, with proceeds from this offering.

Capital Expenditures

We expect capital expenditures and deferred drydocking costs to be approximately $185.6 million in 2005, including $105.2 million that we had spent as of August 31, 2005. Of the total amount, approximately $107.1 million relates to the purchases of jackup rigs and liftboats already completed, including Rig 31, and an additional $44.0 million relates to the acquisition of the eight liftboats from Danos & Curole, which we expect to complete in the fourth quarter of 2005. In addition to the acquisitions, we expect to spend $14.0 million to refurbish assets acquired in 2005, including $7.5 million to upgrade Rig 16, $0.5 million to complete the commissioning of the Whale Shark and $6.0 million to commence the refurbishment of the Rig 31. We expect to complete the refurbishment of the Rig 31 during the first half of 2006 for a total of approximately $15.0 million. In addition, during 2005 we expect to spend approximately $12.0 million on maintenance capital expenditures to our other jackup rigs and liftboats, and $8.5 million in deferred drydocking costs for our liftboat fleet. The repair costs of Rig 21 and, if it is not declared a constructive total loss, Rig 25 are covered by insurance, subject to an aggregate $1.0 million deductible.

The timing and amounts we actually spend in connection with our plans to upgrade and refurbish other selected rigs and liftboats is subject to our discretion and will depend on our view of market conditions and our cash flows. From time to time, we may review possible acquisitions of rigs, liftboats or businesses, joint ventures, mergers or other business combinations, and we may have outstanding from time to time bids to acquire certain assets from other companies. We may not, however, be successful in our acquisition efforts. If we do complete any such acquisitions, we may make significant capital commitments for such purposes. Any such transactions could involve the payment by us of a substantial amount of cash. We would likely fund the cash portion of such transactions, if any, through cash balances on hand, the incurrence of additional debt, sales of assets, equity interests or other securities or a combination thereof. If we acquire additional assets, we would expect that the ongoing capital expenditures for our company as a whole would increase in order to maintain our equipment in a competitive condition.

Our ability to fund capital expenditures would be adversely affected if conditions deteriorate in our business or industry, we experience poor results in our operations or we fail to meet covenants under our revolving credit facility and term loans.

Asset Dispositions

In addition, from time to time we may consider possible dispositions of assets. As of June 30, 2005, Rig 41, a platform rig, had been classified as an asset held for resale. We believe that the net book value of $2.0 million for this asset as of June 30, 2005 is reasonable and will be realized upon disposal. In addition, as of June 30, 2005, the Moonfish, a liftboat that we sold in August 2005 for $0.3 million, was classified as an asset held for resale.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2005, after giving effect to the completion of this offering and the application of the net proceeds as described under “Use of Proceeds”:

	Payments due by period ending June 30,
Contractual Obligations(1)	2006		2007 to 2008		2009 to 2010	Thereafter	Total
	(in thousands)
Long-term debt obligations	$		$			$—	$
Management compensation obligations		1,162.5		493.8	—	—		1,656.3
Operating lease obligations		108.0		215.0	90.0	—		413.0

Total contractual obligations	$		$			$—	$

(1)	As of June 30, 2005, we did not have any material purchase obligations for goods or services.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recent Accounting Pronouncements

In November 2004, we adopted an incentive compensation plan for key management personnel, which includes equity-based compensation as well as other forms that our board of directors deems appropriate to provide incentives for attracting and retaining qualified management personnel. To date, seven employees have been granted stock options under this plan. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” SFAS No. 123R requires that companies expense the value of employee stock options and similar awards. We intend to adopt SFAS No. 123R effective on January 1, 2006. Under this method, we will record compensation expense at fair value for all awards we grant after the date we adopt the standard. In addition, we will be required to record compensation expense at fair value (as previous awards continue to vest) for the unvested portion of previously granted stock option awards that were outstanding as of the date of adoption. We estimate that the expense associated with this adoption will total approximately $             per quarter. We have not recognized any expense associated with our option grants to date.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate risk with respect to our variable rate debt. All of the debt under our term loan is at variable rates. As of June 30, 2005, the interest rate for the $140.0 million outstanding under the term loan was 6.58%. In accordance with the credit agreement, in July 2005, we entered into hedge transactions with the purpose and effect of fixing the interest rate on $70.0 million of the outstanding principal amount of the term loan at 7.54% for three years. In addition, we entered into hedge transactions with the purpose and effect capping the interest rate on an additional $20.0 million of such principal amount at 8.25% for three years. A hypothetical 100 basis point increase in the average interest rate on our variable rate debt would increase our annual interest expense by approximately $1.4 million.

INDUSTRY OVERVIEW

The drilling and liftboat service industry is cyclical and typically driven by general economic activity and changes in actual or anticipated oil and natural gas prices. In general, demand for our rigs is correlated to our customers’ expectations of energy prices, particularly natural gas prices. As a result, we expect that sustained high energy prices generally would have a positive impact on our earnings, whereas sustained low energy prices generally would have a negative impact on our earnings. Demand for liftboats historically has been less cyclical than demand for jackup rigs, although demand for liftboats and for jackup rigs generally is affected by the same factors. We believe that recent trends in the industry, including the trends identified below, should benefit our operations.

Strong Commodity Price Environment. Currently, oil and natural gas prices are high relative to historical levels. As illustrated in the charts below, the rolling twelve-month average price of oil has increased from $18.42 per barrel as of January 1, 1996 to $53.07 per barrel as of September 19, 2005, and the rolling twelve-month average price of natural gas has increased from $1.72 per mmbtu to $7.13 per mmbtu over the same period. We believe that high oil and natural gas prices, if sustained, could result in increased exploration and development drilling activity and higher demand and dayrates for drilling and liftboat service companies.

U.S. CRUDE OIL PRICE ROLLING TWELVE MONTH AVERAGE

Source: Bloomberg (last twelve months rolling average of historical WTI-Cushing prices). As of September 19, 2005.

U.S. NATURAL GAS PRICE ROLLING TWELVE MONTH AVERAGE

Source: Bloomberg (last twelve months rolling average of historical Henry Hub prices). As of September 19, 2005.

Growing U.S. Demand for Natural Gas and Maturing Natural Gas Fields. Most of our customers in the shallow-water U.S. Gulf of Mexico are drilling or maintaining natural gas wells. Currently, approximately one-quarter of domestic natural gas production comes from the U.S. Gulf of Mexico. According to the EIA, from 1988 to 2004 U.S. demand for natural gas grew by 12.0 billion cubic feet per day, equal to an annual rate of 1.4%, while domestic supply grew by 4.7 billion cubic feet per day, equal to an annual rate of 0.6%. Over the next two decades, the EIA projects a need for a 15% growth in domestic natural gas production (from approximately 19 trillion cubic feet to 22 trillion cubic feet per year) and an increase in liquefied natural gas, or LNG, imports from abroad in order to meet growing demand for natural gas.

U.S. NATURAL GAS PRODUCTION vs. U.S. NATURAL GAS CONSUMPTION

Source: EIA. As of December 31, 2004

As illustrated in the chart below, although the overall number of natural gas wells drilled in the United States has increased in recent years, a corresponding increase in production has not been realized. We believe that a further increase in drilling activity for natural gas will be required as a result of the expected increasing demand for natural gas and the increasing production decline rates of natural gas wells in the United States.

U.S. NATURAL GAS PRODUCTION AND GAS WELLS DRILLED

Source: EIA. As of December 31, 2004.

Increasing Capital Budgets of Oil and Natural Gas Producers. With commodity prices near historic highs, many oil and natural gas exploration and production companies are generating cash flow that exceeds their recent levels of capital investment. Many of these companies have been using a portion of their excess cash flow to increase capital budgets in an attempt to meet rising demand for oil and natural gas and to mitigate production and reserve declines. We believe that a portion of these increased capital expenditures by these companies will be incurred to drill new wells, work over existing wells and construct new or repair existing offshore platforms, which would increase the demand for our services.

HISTORICAL U.S. UPSTREAM CAPITAL EXPENDITURES OF TOP 50 U.S. PRODUCERS

Source: John S. Herold, Inc. 38th Global Upstream Performance Review—Top 50 U.S. Producers.

Reduced Supply of Jackup Rigs in the U.S. Gulf of Mexico. Increased international demand for jackup rigs has caused some contract drillers to redeploy rigs from the U.S. Gulf of Mexico to international areas, in many cases under multi-year contracts. According to ODS-Petrodata, the number of marketed jackup rigs in the U.S. Gulf of Mexico has declined from 149 rigs in March 2001 to 94 rigs in September 2005, a decline of approximately 37%. In addition, several competitors have recently announced the mobilization of a total of nine jackup rigs from the U.S. Gulf of Mexico to the Middle East and South America by the end of the first half of 2006. As illustrated in the charts below, this redeployment, together with attrition, has reduced the overall supply of jackup rigs in the U.S. Gulf of Mexico (see first chart below) and has created a more favorable operating environment for service companies, with increased utilization and higher dayrates for the remaining rigs (see second chart below). In addition, we believe a substantial majority of the newbuild jackup rigs recently ordered in the industry, which according to ODS-Petrodata have estimated construction costs per rig ranging from approximately $90.0 million to $155.0 million, are intended to service the rising demand in international drilling markets.

U.S. GULF OF MEXICO SUPPLY AND DEMAND

Source: ODS-Petrodata. As of September 19, 2005.

SHALLOW WATER U.S. GULF OF MEXICO JACKUP DAYRATES

Source: ODS-Petrodata. As of September 19, 2005.

Note: Data unavailable for 250-foot mat slot jackup rigs from January 2002 – June 2002.

Aging Production Infrastructure in the U.S. Gulf of Mexico. The aging of production platforms in the U.S. Gulf of Mexico is expected to increase the demand for the types of maintenance and decommissioning services provided from our liftboat fleet. Currently, there are over 3,900 production platforms in the U.S. Gulf of Mexico, of which approximately 58% are more than 15 years old and 83% are in water depths of 180 feet or less, which is within the operating capability of our liftboat fleet. These production platforms are generally subject to extensive and detailed periodic inspections and require frequent maintenance. Accordingly, we believe the aging of the U.S. Gulf of Mexico production platforms will provide a source of demand for liftboat services that is less discretionary, and more stable, than drilling activity. In addition, according to the American Petroleum Institute, as a result of Hurricane Katrina, approximately 46 offshore production platforms in the Gulf of Mexico have been destroyed and a number of other platforms suffered significant damage. The need for inspections and repairs of offshore installations following major storm events like Hurricane Katrina has resulted in increased demand for liftboat services in the U.S. Gulf of Mexico.

INSTALLATION DATE OF PRODUCTION PLATFORMS IN THE U.S. GULF OF MEXICO

Source: U.S. Department of the Interior/Minerals Management Service. As of December 31, 2004.

BUSINESS

Overview

We provide shallow-water drilling and liftboat services to the oil and natural gas exploration and production industry in the U.S. Gulf of Mexico. We currently own a fleet of eight jackup rigs that can drill in maximum water depths ranging from 85 to 250 feet and a fleet of 39 liftboats with leg lengths ranging from 105 to 260 feet. In the U.S. Gulf of Mexico, we have the fourth-largest fleet of jackup rigs operating in water depths of 250 feet and less and the largest fleet of liftboats with leg lengths greater than 100 feet, with a market share of approximately 35% in this class of liftboats. We contract our jackup rigs and liftboats to major integrated energy companies and independent oil and natural gas operators.

We acquired six jackup rigs from Parker Drilling Company in two separate transactions completed in August 2004 and January 2005. We acquired a seventh jackup rig in January 2005 that we had previously operated under a management agreement with the rig’s prior owner. In June 2005, we acquired an eighth jackup rig located in the Middle East, Rig 16, from Transocean Inc. We are currently refurbishing Rig 16 in the United Arab Emirates. In September 2005, we acquired Rig 31 from Hydrocarbon Capital II LLC. We are currently refurbishing the rig in Singapore and expect the rig to be available in the third quarter of 2006. We intend to seek work for Rig 16 and Rig 31 in suitable international locations. Rig 25, which we acquired from Parker Drilling in January 2005, was severely damaged in connection with Hurricane Katrina, and we believe that the rig is likely to be declared a constructive total loss under our insurance policies.

We acquired 22 of our liftboats from Global Industries, Ltd. in October 2004, 17 of our liftboats, one of which we have sold, from Superior Energy Services, Inc. in June 2005, and one of our liftboats from CS Liftboats, Inc. in August 2005. In September 2005, we agreed to acquire an additional eight liftboats from Danos & Curole. We expect to complete the acquisition in the fourth quarter of 2005.

We are a holding company and conduct our operations through our subsidiaries Hercules Liftboat Company LLC and Hercules Drilling Company LLC. Our organizational structure following completion of the Conversion is presented below:

Our Strengths

Favorable Niche Position in the U.S. Gulf of Mexico Shallow-Water Jackup Rig Market. We believe that our fleet of jackup rigs fills an important niche in the shallow-water drilling market of the U.S. Gulf of Mexico, with three of our eight rigs capable of working in special drilling situations. Our Rig 21 and Rig 22 are the only jackup drilling rigs in the U.S. Gulf of Mexico with square mats, which allow these rigs to approach a platform from all four sides. This characteristic is particularly important in the U.S. Gulf of Mexico where many platforms have pipelines beneath the structure. Rig 15 is one of the few jackup rigs in the U.S. Gulf of Mexico capable of working in water depths as shallow as nine feet. We believe these characteristics contribute to the utilization of our rig fleet.

Leading Provider of Liftboat Services in the U.S. Gulf of Mexico. We operate the largest fleet of liftboats in the U.S. Gulf of Mexico with leg lengths greater than 100 feet. Our liftboat fleet comprises a broad range of liftboat sizes and capabilities, which allows us to provide customers with an effective and cost-efficient liftboat for a particular application. Our large liftboat fleet is deployed across the major producing areas of the U.S. Gulf of Mexico continental shelf, permitting us more effectively to respond to customer demand and minimize travel time between jobs. We believe our liftboat captains and crews are some of the most experienced in the industry.

Operation of Jackup Rigs and Liftboats Provides Balance to Our Business. Jackup rigs are used primarily for exploration and development drilling. Consequently, utilization and dayrates for jackup rigs tend to be more closely correlated with oil and natural gas price expectations and drilling activity levels than utilization and dayrates for liftboats. In contrast, liftboats are used throughout the life of an oil and natural gas field. As a result, utilization and dayrates for liftboats tend to be more stable than for jackup rigs. We believe that our liftboats help us balance our exposure to commodity prices and drilling activity levels that we experience with our jackup rigs.

Strong Relationships with a Diversified Customer Base. Our customer base includes major integrated energy companies and independent exploration and production companies. This customer base provides exposure to the spending patterns of major integrated energy companies, which are more stable, and of smaller independent exploration and production companies, which are more commodity-driven and subject to wider fluctuations. We benefit from our management’s long-standing relationships with many of our customers, and in some instances, we have developed preferred service provider relationships with our clients.

Experienced and Incentivized Management Team. Our senior and operating level management team has extensive industry experience in the U.S. Gulf of Mexico and internationally, with an average of approximately 25 years of experience in the oil service industry. We believe that their considerable knowledge of and experience in our industry enhances our ability to operate effectively throughout industry cycles. Our management also has substantial experience in identifying and completing asset acquisitions. Our incentive compensation plans are designed to align our management’s interests with our operating, financial and safety performance.

Our Strategies

Focus on Drilling and Liftboat Services. We view our core business as providing shallow-water drilling and liftboat services to the exploration and production industry. As one of the largest operators of shallow-water jackup rigs and liftboats in the U.S. Gulf of Mexico, we believe we are well-positioned to benefit from any increased levels of drilling and production maintenance activity. We also intend to selectively pursue expansion opportunities in international markets with characteristics similar to the shallow-water U.S. Gulf of Mexico, such as West Africa, the Middle East and the Asia-Pacific region.

Maintain Our Status as an Efficient, Low-Cost Service Provider. We strive to maintain an organizational structure and asset base that allow us to be an efficient, low-cost service provider in the industry. Because of the smaller rig and crew sizes required to operate our jackup fleet as compared to higher specification assets, we believe our rigs have an operating and capital cost advantage. In addition, our liftboat operations are organized to allow for the integration of future liftboat acquisitions without significant incremental overhead.

Pursue Strategic Growth Opportunities. We believe that opportunities remain to acquire shallow-water rigs from service providers that are more focused on higher specification assets needed to service customers operating in the deepwater market segment or drilling complex ultra-deep wells. We also believe that opportunities exist to acquire liftboats from smaller-scale operators as those operators may opt for consolidation given the economic and operational advantages associated with operating a larger fleet.

Remain Financially Disciplined and Conservative. We use return on capital employed in evaluating new investments and intend to pursue only those investments that we believe will produce strong returns on capital employed throughout an entire industry cycle. Furthermore, we intend to maintain a conservative capital structure and sufficient liquidity to operate throughout the industry cycle.

Our Fleet

Jackup Rigs

As of September 21, 2005, five of our jackup rigs were operating under contracts ranging in duration from well-to-well to six months, at an average dayrate of $51,100. The following table contains information regarding our jackup rig fleet as of September 21, 2005. We include information in the table for rated drilling depth, which means drilling depth stated by the manufacturer of the rig. Depending on deck space and other factors, a rig may not have the actual capacity to drill at the rated drilling depth. The table does not include Rig 25, which was severely damaged in connection with Hurricane Katrina and which we believe is likely to be declared a constructive total loss under our insurance policies.

Rig Name	Type	Year Built	Maximum/Minimum Water Depth Rating (feet)	Rated Drilling Depth (feet)		Status
11	Mat-supported, cantilever	1980	175/21	20,000	(1)	Contracted
15	Independent leg, slot	1982	85/9	20,000		Contracted
16	Independent leg, cantilever	1981	170/16	16,000		Shipyard
20	Mat-supported, cantilever	1980	85/20	25,000		Contracted
21	Mat-supported, cantilever	1980	120/22	20,000		Contracted(2)
22	Mat-supported, cantilever	1971	173/22	15,000		Contracted
30	Mat-supported, slot	1979	250/25	20,000		Contracted
31	Mat-supported, slot	1979	250/25	20,000		Shipyard

(1)	Rated workover depth. Rig 11 is currently configured for workover activity, which includes maintenance and repair or modification of wells that have already been drilled and completed to enhance or resume the well’s production.
(2)	Rig 21 is awaiting mobilization to a shipyard for repairs of damage sustained during Hurricane Katrina. We are currently in discussions with our customer as to what rate, if any, the rig should earn while it is being repaired. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Hurricane Katrina.”

Jackup rigs are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Once a foundation is established, the drilling platform is jacked further up the legs so that the platform is above the highest expected waves. The rig hull includes the drilling rig, jackup system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment.

Jackup rig legs may operate independently or have a lower hull referred to as a “mat” attached to the lower portion of the legs in order to provide a more stable foundation in soft bottom areas, similar to those encountered in the shallow-water U.S. Gulf of Mexico. Independent leg rigs are better suited for harder or uneven seabed conditions while mat rigs are better suited for soft bottom conditions. In addition, mat rigs generally are able to more quickly position themselves on the worksite and more easily move on and off location than independent leg rigs.

Our rigs are used primarily for exploration and development drilling in the shallow waters of the U.S. Gulf of Mexico. Six of our eight jackup rigs are mat-supported. Five of our eight jackup rigs have a cantilever design that permits the drilling platform to be extended out from the hull and to perform drilling or workover operations over some types of preexisting platforms or structures. Our three other jackup rigs have a slot-type design, which requires drilling operations to take place through a slot in the hull. Slot-type rigs are usually used for exploratory drilling rather than development drilling, in that their configuration makes them difficult to position over existing platforms or structures. Historically, rigs with a cantilever design have maintained higher levels of utilization than rigs with a slot-type design. However, one of our slot-type rigs has a competitive advantage in very shallow water as it is one of the few jackup rigs in the world that can drill in water depths as shallow as nine feet.

Liftboats

The following table contains information regarding our liftboats as of September 21, 2005:

Liftboat Name(1)	Year Built	Leg Length (feet)	Deck Area (square feet)	Maximum Deck Load (pounds)	Gross Tonnage
Whale Shark	2004	260	8,170	715,000	99
Kingfish	1996	229	5,000	500,000	188
Man-O-War	1996	229	5,000	500,000	188
Wahoo	1981	215	4,525	500,000	491
Amberjack	1981	205	3,800	500,000	417
Swordfish	2000	190	4,000	700,000	189
Manta Ray	1981	150	2,400	200,000	194
Seabass	1983	150	2,600	200,000	186
Hammerhead	1980	145	1,648	150,000	178
Blue Runner	1980	140	3,400	300,000	174
Starfish	1978	140	2,266	150,000	99
Pompano	1981	130	1,864	100,000	196
Sandshark	1982	130	1,940	150,000	196
Stingray	1979	130	2,266	150,000	99
Albacore	1985	130	2,200	150,000	171
Moray	1980	130	1,824	130,000	178
Skipfish	1985	130	1,000	110,000	91
Sailfish	1982	130	1,764	150,000	179
Mahi Mahi	1980	130	1,500	142,000	97
Rockfish	1981	125	1,400	150,000	195
Gar	1978	120	2,100	150,000	98
Grouper	1979	120	2,100	150,000	97
Sea Robin	1984	120	1,534	119,000	98
Tilapia	1976	120	1,268	110,000	97
Snapper	1982	120	1,000	100,000	98
Barracuda	1979	105	1,648	110,000	93
Carp	1978	105	1,648	110,000	98
Cobia	1978	105	1,648	110,000	94
Dolphin	1980	105	1,648	110,000	97
Herring	1979	105	1,648	110,000	97
Marlin	1979	105	1,648	110,000	97
Corina	1974	105	953	100,000	98
Pike	1980	105	936	130,000	92
Remora	1976	105	1,479	100,000	94
Wolffish	1977	105	900	100,000	99
Seabream	1980	105	813	100,000	92
Sea Trout	1978	105	1,130	100,000	97
Tarpon	1979	105	1,648	110,000	97
Palometa	1972	105	1,100	100,000	99

(1)	The Snapper, Corina and Pike are currently stacked. The Whale Shark is undergoing final commissioning prior to entering service. All other liftboats are either available or operating.

Liftboats are self-propelled, self-elevating work platforms complete with legs, cranes and living accommodations, and with a large open deck space, which provides a versatile, mobile and stable platform to support a broad range of offshore maintenance and construction services throughout the life of an oil or natural gas well. Once on location, a liftboat hydraulically lowers its legs until the legs are seated on the ocean floor and then jacks up until the work platform is elevated above the wave action. Once the liftboats are positioned, their stability, open deck area, crane capacity and relatively low costs of operation make them ideal work platforms for a wide range of offshore support services, such as:

•	platform construction, inspection, maintenance and removal;

•	well intervention and workover;

•	well plug and abandonment;

•	crane lift services;

•	pipeline installation and maintenance; and

•	offshore crew accommodation.

Unlike larger and more costly alternatives, such as jackup rigs or construction barges, our liftboats are self-propelled and can quickly reposition at a worksite or move to another location without third-party assistance. Our liftboats are ideal working platforms to support platform and pipeline inspection and maintenance tasks because of their ability to maneuver efficiently and support multiple activities at different working heights. Diving operations may also be performed from our liftboats in connection with underwater inspections and repair. In addition, our liftboats provide an effective platform from which to perform well-servicing activities such as mechanical wireline, electrical wireline and coiled tubing operations. Technological advances, such as coiled tubing, allow more well-servicing procedures to be conducted from liftboats. Moreover, during both platform construction and removal, smaller platform components can be installed and removed more efficiently and at a lower cost using a liftboat crane and liftboat-based personnel than with a specialized construction barge.

The length of the legs is the principal measure of capability for a liftboat, as it determines the maximum water depth in which the liftboat can operate. Our liftboats are capable of operating in water depths of up to 180 feet. Six of our liftboats have leg lengths of 190 feet or greater, which allows us to service approximately 83% of the 3,900 existing production platforms in the shallow-water U.S. Gulf of Mexico. In addition, the capability to reposition at a work site or to move to another location within a short time adds to their versatility. Each of our liftboats is staffed with two full-time crews that work 24 hours per day, seven days per week, and rotate based on a 14 days on and 14 days off schedule. Currently, we own 39 liftboats in the U.S. Gulf of Mexico.

Contracts

Our contracts to provide services are individually negotiated and vary in their terms and provisions. We obtain most of our contracts through competitive bidding against other contractors. In general, contracts provide for payment on a dayrate basis, with higher rates while the unit is operating and lower rates for periods of mobilization or when operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other factors. To date, most of our contracts have been on a short-term basis.

A dayrate drilling contract generally extends over a period of time covering the drilling of a single well or group of wells or covering a stated term. These contracts typically can be terminated by the customer under various circumstances such as the loss or destruction of the drilling unit or the suspension of drilling operations for a specified period of time as a result of a breakdown of major equipment. The contract term in some instances may be extended by the customer’s exercising options for the drilling of additional wells or for an additional term, or by exercising a right of first refusal.

A liftboat contract generally is based on a flat dayrate for the vessel and crew, with variable costs such as catering, fuel and oil charged to the customer at a surcharge. Our liftboat dayrates are determined by prevailing market rates, vessel availability and historical rates paid by the specific customer. Liftboat contracts generally are for shorter terms than are drilling contracts.

Customers

Our customers primarily include major integrated energy companies and independent oil and natural gas operators in the U.S. Gulf of Mexico. Our three largest drilling customers for the five-month period ended December 31, 2004 were Chevron, Bois d’Arc Offshore and Petroquest Energy, which accounted for 33.1%, 19.4% and 10.7%, respectively, of our drilling services revenues for that period. Our four largest drilling customers for the six-month period ended June 30, 2005 were Chevron, Noble Energy, Bois d’Arc Offshore and Century, which accounted for 29.8%, 17.5%, 14.1%, and 13.7%, respectively, of our drilling services revenues for that period. Our two largest liftboat customers for the five-month period ended December 31, 2004 were Chevron and Bois d’Arc Offshore, which accounted for 40.1% and 12.5%, respectively, of our marine services revenues for that period. Our largest liftboat customer for the six-month period ended June 30, 2005 was Chevron, which accounted for 37.4% of our marine services revenues for that period. No other customer accounted for more than 10% of our drilling or marine services revenues for either period.

Competitors

The U.S. Gulf of Mexico shallow-water market is highly competitive. Drilling and liftboat contracts are traditionally awarded on a competitive bid basis. Pricing is often the primary factor in determining which qualified contractor is awarded a job, although technical capability of service and equipment, unit availability, unit location, safety record and crew quality may also be considered. Many of our competitors in the U.S. Gulf of Mexico shallow-water market have greater financial and other resources than we have and may be better able to make technological improvements to existing equipment or replace equipment that becomes obsolete.

Safety

We actively participate with government, trade organizations and the public in creating responsible laws, regulations and standards to safeguard the workplace, the community and the environment. Our Operations Department manages our health and safety program and identifies areas that may require special emphasis, including new initiatives that evolve within the industry. Our Human Resources Department coordinates our training, whether conducted in-house or at a training facility. Supervisors carry out and monitor compliance with the safety and health policies on their vessels. In addition, our incentive bonus program for rig and liftboat employees includes safety performance as a component.

Insurance

We maintain insurance coverage that includes physical damage, third party liability, maritime employers liability, pollution and other coverage. Our primary marine package provides for hull and machinery coverage for our rigs and liftboats up to a scheduled value for each asset. Rig coverages include a $1.0 million deductible per occurrence; liftboat deductibles vary from $150,000 to $500,000 depending on the insured value of the particular vessel. There is no deductible in the event of a total loss. The protection and indemnity coverage under the primary marine package has a $5.0 million limit per occurrence with excess liability up to $100.0 million. The primary marine package also provides coverage for cargo and charterer’s legal liability. Vessel pollution is covered under a Water Quality Insurance Syndicate policy. In addition to our marine package, we have separate policies providing coverage for general domestic liability, employer’s liability, domestic auto liability and non-owned aircraft liability, with customary deductibles and coverages. Insurance premiums under our program are approximately $5.5 million for the twelve-month policy period.

We believe that our insurance coverage is customary for the industry and adequate for our business. However, there are risks that such insurance will not adequately protect us against or not be available to cover all the liability from all of the consequences and hazards we may encounter in our operations.

Regulation

Our operations are affected in varying degrees by governmental laws and regulations. Our industry is dependent on demand for services from the oil and natural gas industry and, accordingly, is also affected by changing tax and other laws relating to the energy business generally. We are also subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, and the U.S. Customs Service is authorized to inspect vessels at will. Coast Guard regulations also require annual inspections and periodic drydock inspections or special examinations of our vessels.

The shorelines and shallow water areas of the U.S. Gulf of Mexico are ecologically sensitive. Heightened environmental concerns in these areas have led to higher drilling costs, a more difficult and lengthy well permitting process and, in general, have adversely affected drilling decisions of oil and natural gas companies. In the United States, regulations applicable to our operations include regulations that require us to obtain and maintain specified permits or governmental approvals, control the discharge of materials into the environment, require removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. For example, as an operator of mobile offshore units in navigable U.S. waters and some offshore areas, we may be liable for damages and costs incurred in connection with oil spills or other unauthorized discharges of chemicals or wastes resulting from or related to those operations. Laws and regulations protecting the environment have become more stringent and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts which were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new or more stringent requirements could have a material adverse effect on our financial condition and results of operations.

The U.S. Federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act, prohibits the discharge of specified substances into the navigable waters of the United States without a permit. The regulations implementing the Clean Water Act require permits to be obtained by an operator before specified exploration activities occur. Offshore facilities must also prepare plans addressing spill prevention control and countermeasures. Violations of monitoring, reporting and permitting requirements can result in the imposition of civil and criminal penalties. A recent United States district court decision could result in certain of our vessels being required to obtain Clean Water Act permits for the discharge of ballast water. Under current Clean Water Act regulations, our vessels are exempt from such permitting requirements; however, in Northwest Environmental Advocates v. EPA, issued in March 2005, the federal district court in California ordered the Environmental Protection Agency to repeal the exemption. Under the court’s ruling, owners and operators of vessels would be required to comply with the Clean Water Act permitting requirements or face penalties. Although the EPA may appeal this decision, we expect to incur certain costs to obtain Clean Water Act permits for our vessels if the permitting exemption is repealed. Because we do not yet know how this matter will ultimately be resolved, we cannot estimate its potential financial impact at this time. However, we believe that any financial impacts resulting from the repeal of the permitting exemption for ballast water discharge will not be material.

The U.S. Oil Pollution Act of 1990 (“OPA”) and related regulations impose a variety of requirements on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills. Few defenses exist to the liability imposed by OPA, and the liability could be substantial. Failure to comply with ongoing requirements or inadequate cooperation in the event of a spill could subject a responsible party to civil or criminal enforcement action. OPA also requires owners and operators of all vessels over 300 gross tons to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guarantee. We have obtained the necessary OPA financial assurance certifications for each of our vessels subject to such requirements.

The Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion to prepare and submit a response plan that covers each applicable vessel by August 8, 2005. For vessels that have International Tonnage Certificates, gross tonnage is based on the certificate, which may vary from the standard U.S. gross tonnage for the vessel reflected in our liftboat table above. The vessel response plan must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of discharge. We submitted the required plans to the Coast Guard prior to the August 2005 deadline.

The U.S. Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the outer continental shelf. Included among these are regulations that require the preparation of spill contingency plans and establish air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to outer continental shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations related to the environment issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or the “Superfund” law, imposes liability without regard to fault or the legality of the original conduct on some classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of a facility where a release occurred, the owner or operator of a vessel from which there is a release, and companies that disposed or arranged for the disposal of the hazardous substances found at a particular site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the cost of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Prior owners and operators are also subject to liability under CERCLA. It is also not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Recent terrorist actions have spurred a variety of initiatives intended to enhance vessel security. In October 2003, the U.S. Coast Guard finalized regulations required to implement the Maritime Transportation and Security Act of 2002. These regulations required, among other things, the development of vessel security plans and on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications. We believe that our vessels are in substantial compliance with all vessel security regulations.

Although significant capital expenditures may be required to comply with these governmental laws and regulations, such compliance has not materially adversely affected our earnings or competitive position. We believe that we are currently in compliance in all material respects with the environmental regulations to which we are subject.

Our operations are conducted in the U.S. domestic trade, which is governed by the coastwise laws of the United States. The U.S. coastwise laws reserve marine transportation, including liftboat services, between points in the United States to vessels built in and documented under the laws of the United States and owned and manned by U.S. citizens. Generally, an entity is deemed a U.S. citizen for these purposes so long as:

•	it is organized under the laws of the United States or a state;

•	each of its president or other chief executive officer and the chairman of its board of directors is a U.S. citizen;

•	no more than a minority of the number of its directors necessary to constitute a quorum for the transaction of business are non-U.S. citizens;

•	at least 75% of the interest and voting power in the corporation is held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens; and

•	in the case of a limited partnership, the general partner meets U.S. citizenship requirements for U.S. coastwise trade.

Because we could lose our privilege of operating our liftboats in the U.S. coastwise trade if non-U.S. citizens were to own or control in excess of 25% of our outstanding interests, our certificate of incorporation will restrict foreign ownership and control of our common stock to not more than 20% of our outstanding interests. Two of our liftboats rely on an exemption from the Jones Act in order to operate in the U.S. Gulf of Mexico. If these liftboats were to lose this exemption, we would be unable to use them in the U.S. Gulf of Mexico and would be forced to seek opportunities for them in international locations.

The United States is one of approximately 165 member countries to the International Maritime Organization (“IMO”), a specialized agency of the United Nations that is responsible for developing measures to improve the safety and security of international shipping and to prevent marine pollution from ships. Among the various international conventions negotiated by the IMO is the International Convention for the Prevention of Pollution from Ships (“MARPOL”). MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

Annex VI to MARPOL, which became effective internationally on May 19, 2005, sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels over 400 gross tons, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. For this purpose, gross tonnage is based on the International Tonnage Certificate for the vessel, which may vary from the standard U.S. gross tonnage for the vessel reflected in our liftboat table above. The United States has not yet ratified Annex VI. Any vessels we operate internationally would, however, become subject to the requirements of Annex VI in those countries that have implemented its provisions. Because we currently anticipate offering only our rigs for international projects, and such rigs are generally exempt from the more costly compliance requirements of Annex VI, we do not anticipate incurring significant costs to comply with Annex VI in the near term. If the United States does elect to ratify Annex VI in the future, we could be required to incur potentially significant costs to bring certain of our vessels into compliance with these requirements.

Employees

As of August 31, 2005, we had approximately [700] employees. We require skilled personnel to operate and provide technical services and support for our rigs and liftboats. As a result, we conduct extensive personnel recruiting, training and safety programs. We will need to hire additional rig-based employees in connection with the commencement of operations of Rig 16 and Rig 31. As of August 31, 2005, none of our employees was working under collective bargaining agreements. Efforts have been made from time to time, however, to unionize portions of the offshore workforce in the U.S. Gulf of Mexico. We believe that our employee relations are good.

Properties

We maintain our principal executive offices in Houston, Texas, which is under lease, and have an operational office in New Iberia, Louisiana, which we own.

Legal Proceedings

We and our subsidiaries are routinely involved in litigation, claims and disputes arising in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors upon completion of this offering, including their ages, as of September 15, 2005:

Name	Age	Position	Director Class
John T. Reynolds	35	Chairman of the Board	Class III
Randall D. Stilley	51	Chief Executive Officer and President and Director	Class I
Steven A. Manz	40	Chief Financial Officer	N/A
John T. Rynd	48	Senior Vice President of Hercules Offshore and President, Hercules Drilling Company, LLC
Randal R. Reed	49	President, Hercules Liftboat Company, LLC	N/A
Thomas E. Hord	53	Vice President, Operations and Chief Operating Officer, Hercules Drilling Company, LLC	N/A
Don P. Rodney	58	Vice President, Finance, Hercules Drilling Company, LLC	N/A
Renee M. Pitre	44	Vice President, Finance, Hercules Liftboat Company, LLC	N/A
Thomas R. Bates, Jr.	56	Director	Class II
F. Gardner Parker	63	Director	Class III
V. Frank Pottow	42	Director	Class III
Steven A. Webster	53	Director	Class I

John T. Reynolds has served as Chairman of the Board of Directors since our formation. Mr. Reynolds is co-founder and a managing director of Lime Rock Management LP, an energy-focused private equity firm. Prior to co-founding Lime Rock Management in 1998, Mr. Reynolds was a Vice President at Goldman Sachs & Co., an investment banking firm. He was a senior analyst for oil services in the Investment Research department at Goldman Sachs, where he worked from 1992 to 1998.

Randall D. Stilley has served as Chief Executive Officer and President since October 2004. Prior to joining Hercules, Mr. Stilley was Chief Executive Officer of Seitel, Inc., an oilfield services company, from January 2004 to October 2004. From 2000 until he joined Seitel, Mr. Stilley was an independent business consultant and managed private investments. From 1997 until 2000, Mr. Stilley was President of the Oilfield Services Division at Weatherford International, Inc., an oilfield services company. Prior to joining Weatherford in 1997, Mr. Stilley served in a variety of positions at Halliburton Company, an oilfield services company. Mr. Stilley is a member of the Executive Committee at the Houston Technology Center. He is a registered professional engineer in the state of Texas and a member of the Society of Petroleum Engineers.

Steven A. Manz has served as Chief Financial Officer since January 2005. Prior to joining Hercules, Mr. Manz worked at Noble Corporation, a contract drilling company, from May 1995 to January 2005 in a number of roles, including Managing Director of the Noble Technology Services Division from May 2003 to January 2005, Vice President of Strategic Planning from August 2000 to May 2003, Director of Accounting and Investor Relations from March 1997 to August 2000 and Internal Audit Manager from May 1995 to March 1997. Prior to joining Noble, Mr. Manz served as senior auditor of Cooper Industries, an electrical products manufacturer, from May 1993 to May 1995 and as a member of the Audit Group of Price Waterhouse LLP from August 1989 to May 1993.

John T. Rynd will become Senior Vice President of Hercules Offshore and President of Hercules Drilling Company, LLC in October 2005. Prior to joining Hercules, Mr. Rynd worked at Noble Drilling Services Inc., a wholly owned subsidiary of Noble Corporation, a contract drilling company, as Vice President—Investor Relations from October 2000 to September 2005 and as Vice President—Marketing and Contracts from September 1994 to September 2000. From June 1990 to September 1994, Mr. Rynd worked for Chiles Offshore Corporation, a contract drilling company, including as Vice President—Marketing.

Randal R. Reed has served as President of our subsidiary, Hercules Liftboat Company, LLC, since October 2004. From 1995 to October 2004, Mr. Reed was manager of the fleet of liftboats, diveboats and crewboats of Global Industries, Ltd., an oilfield services company.

Thomas E. Hord has served as Vice President, Operations and Chief Operating Officer of Hercules Drilling Company, LLC since August 2004. Prior to joining our company, Mr. Hord supervised rig operations and marketing for Unrelated HOC and its predecessor companies since 1982.

Don P. Rodney has served as Vice President, Finance of Hercules Drilling Company, LLC since July 2004. From October 2003 to June 2004, Mr. Rodney was Chief Financial Officer of Unrelated HOC. Mr. Rodney was retired from July 2003 to October 2003. From November 2002 to July 2003, he was Treasurer of TODCO, a contract drilling company. Mr. Rodney was Controller, Inland Water Division of Transocean from February 2001 until October 2002. From November 1992 until January 2001, Mr. Rodney served as Vice President, Finance for R&B Falcon Drilling USA, Inc., a marine contract drilling company, and its predecessors. From 1976 to November 1992, Mr. Rodney worked for Atlantic Pacific Marine Corp., a marine contract drilling company, in a number of positions, including as Controller from 1983 until November 1992.

Renee M. Pitre has served as Vice President, Finance of Hercules Liftboat Company, LLC since November 2004. From 1997 to November 2004, she was controller over four divisions of Global Industries, Ltd. From 1992 to 1997, Ms. Pitre was controller for the Americas region for Subsea International, an offshore oilfield services company.

Thomas R. Bates, Jr. has served as a director since our formation. Mr. Bates has been a managing director at Lime Rock Management LP since October 2001. From February 2000 through September 2001, Mr. Bates was a business consultant. From June 1998 through January 2000, Mr. Bates was President of the Discovery Group of Baker Hughes Incorporated, an oilfield services company. From June 1997 to May 1998, he was President and Chief Executive Officer of Weatherford/Enterra, Inc., an oilfield services company. From March 1992 to May 1997, Mr. Bates was President of Anadrill at Schlumberger Limited, an oilfield services company. Mr. Bates was Vice President of Sedco Forex at Schlumberger from February 1986 to March 1992. Mr. Bates serves on the board of directors of NATCO Group Inc.

F. Gardner Parker will become a director upon the closing of this offering. From 1970 until 1984, Mr. Parker worked at Ernst & Ernst (now Ernst & Young LLP), an accounting firm, and was a partner at that firm from 1978 until 1984. Mr. Parker has been Managing Outside Trust Manager with Camden Property Trust, a real estate investment trust, since 1998. He serves as director of Carrizo Oil and Gas, Inc., Crown Resources Corporation, Sharps Compliance Corp. and Blue Dolphin Energy Company.

V. Frank Pottow has served as a director since October 2004. Mr. Pottow joined Greenhill & Co., an investment banking and merchant banking firm, as a managing director in July 2002 and has served as a member of the Investment Committee of Greenhill Capital Partners since July 2002. From October 1997 to July 2002, he was a managing director of SG Capital Partners, LLC, a private equity firm. From June 1996 to October 1997, he was a managing director of Thayer Capital Partners, a private equity firm. From January 1992 to March 1996, he was a Principal of Odyssey Partners, L.P., an investment firm.

Steven A. Webster has served as a director since May 2005. Mr. Webster has been President and Co-Managing Partner of Avista Capital Partners LP, a partnership focusing on private equity investments in energy, media, healthcare and other industries, since June 2005. Since 2000, he has been a consultant to Global Energy Partners, an affiliate of Credit Suisse First Boston LLC, which has specialized in private equity investments in the energy industry. From 2000 to June 2005, he served as Chairman of Global Energy Partners. From 1998 to 1999, he served as President and CEO of R&B Falcon Corporation, a marine contract drilling company. From 1988 through 1997, Mr. Webster was Chairman and CEO of Falcon Drilling Company Inc., a company he founded. Mr. Webster has been a financial intermediary since 1979 and an active investor since 1984 in the energy sector. He serves as Chairman of Carrizo Oil & Gas Inc., Basic Energy Services and Crown

Resources Corporation. He is also a trust manager of Camden Property Trust and a director of Brigham Exploration Company, Geokinetics Inc., Grey Wolf, Inc. and Goodrich Petroleum Corporation.

Upon completion of this offering, the following directors will resign from the board:

J. William Franklin, Jr. has served as a director since our formation. Mr. Franklin has been a principal at Lime Rock Management LP since February 2003. From July 2000 to February 2003, he was an associate at Riverstone Holdings, a private equity firm. From July 1998 to July 2000, Mr. Franklin was obtaining his master’s of business administration from Harvard Business School. From July 1996 to July 1998, Mr. Franklin was an analyst with Simmons & Company International. From January 1995 to July 1996, he was the senior financial analyst in the Corporate Development Group of Parker & Parsley Petroleum Company, an oil and natural gas exploration and production company.

Boris Gutin has served as a director since October 2004. Mr. Gutin has been an associate at Greenhill Capital Partners, a private equity firm, since joining Greenhill in August 2003. From September 2001 to August 2003, Mr. Gutin was obtaining his master’s of business administration from Harvard Business School. From August 1999 to August 2001, he was an investment professional at American Securities Capital Partners, a private equity firm. From August 1998 to August 1999, Mr. Gutin was in the Principal Investment Area of Goldman Sachs & Co., the firm’s private equity or merchant banking division, and, from August 1996 to August 1998, he was in Goldman Sachs’ Leveraged Finance Group, which focused on bank and high-yield bond financings.

Board Structure and Compensation of Directors

Upon completion of the offering, our board of directors will consist of seven members. Our board has determined that each of those directors, other than Mr. Stilley, our Chief Executive Officer and President, is independent under applicable NASDAQ Marketplace Rules.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2006, 2007 and 2008, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $30,000. Each non-employee director also will receive a fee of $1,500 for each board meeting and each committee meeting attended. In addition, the chairman of the audit committee will receive an annual fee of $15,000 and the chairman of the nominating, governance and compensation committee will receive an annual fee of $8,000. Each non-employee director also will receive an annual grant of restricted stock under our 2004 long-term incentive plan having a fair market value (as defined in the plan) of $40,000. Any fees payable to directors who are affiliated with Lime Rock or Greenhill will be paid to Lime Rock and Greenhill, as applicable.

Board Committees

Our board of directors plans to have an audit committee and a nominating, governance and compensation committee following this offering. Following the phase-in period permitted under the NASDAQ Marketplace Rules, we intend that all the members of our nominating, governance and compensation committee will be independent under applicable provisions of those rules. In addition, we intend that the members of our audit committee will be independent under applicable provisions of the Securities Exchange Act of 1934 and the NASDAQ Marketplace Rules following the phase-in period.

Nominating, Governance and Compensation Committee. The nominating, governance and compensation committee, which is expected to consist of Messrs. Bates, Parker, Pottow and Webster, will assist the board in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, monitoring and assessing the performance of the board of directors and individual non-employee directors, reviewing compensation received by directors for service on the board of directors and its committees, developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company, reviewing and approving the compensation of our executive officers and other key employees, evaluating the performance of our chief executive officer, overseeing the performance evaluation of senior management and administering and making recommendations to the board of directors with respect to our incentive-compensation plans, equity-based plans and other compensation benefit plans.

Audit Committee. The audit committee, which is expected to consist of Messrs.                                 , Parker and Reynolds, will assist the board in overseeing (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independence, qualifications and performance of our independent registered public accounting firm and (d) the performance of our internal audit function. The Board of Directors has determined that Mr. Parker qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

Security Ownership of Executive Officers and Directors

The following table sets forth information as of the date of this prospectus with respect to the ownership of our common stock by each of our directors and persons to become director upon closing of this offering, by each named executive officer in the summary compensation table below and by all directors and executive officers as a group. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

		Percentage Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares(2)	Before Offering	After Offering
John T. Reynolds(3)	13,762,700	57.5%
Randall D. Stilley	828,600	3.4%
Thomas J. Seward II(4)	303,100	1.3%
Randal R. Reed	123,750	*
Thomas E. Hord	408,950	1.7%
Don P. Rodney	99,150	*
Renee M. Pitre	40,000	*
Thomas R. Bates, Jr.(5)	13,762,700	57.5%
J. William Franklin, Jr.	—	—
Boris Gutin	—	—
F. Gardner Parker	—	—
V. Frank Pottow	—	—
Steven A. Webster(6)	1,400,700	5.9%
All directors and executive officers as a group (14 persons)	17,146,950	68.6%

*	Represents ownership of less than 1%.
(1)	The address of each beneficial owner is 2929 Briarpark Drive, Suite 435, Houston, Texas 77042.
(2)	Shares of common stock subject to options that are exercisable within 60 days of the date of this prospectus are deemed outstanding for purposes of determining the beneficial ownership and computing the percentage ownership of such person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Accordingly, the following shares of common stock subject to stock options are included in the table: Randall D. Stilley—620,000; Randal R. Reed—123,750; Thomas E. Hord—103,750; Don P. Rodney—57,500; Renee M. Pitre—40,000; and all directors and executive officers as a group—1,090,000.
(3)	Consists of the shares owned by Lime Rock. Mr. Reynolds serves as a managing member of LR2 GP, LLC, which controls the investment decisions of Lime Rock. Mr. Reynolds disclaims beneficial ownership of the shares shown in the table.
(4)	Mr. Seward, the former president of our drilling company subsidiary, resigned from our company in September 2005. He directly owns 140,000 shares of our common stock and is the beneficial owner of 163,100 shares of our common stock through the Thomas J. Seward II Profit Sharing Plan.

(5)	Consists of the shares owned by Lime Rock. Mr. Bates is a member of LR2 GP, LLC, which controls the investment decisions of Lime Rock. Mr. Bates disclaims beneficial ownership of the shares shown in the table.
(6)	Mr. Webster directly owns 364,000 shares of our common stock and is the beneficial owner of 1,036,700 shares of our common stock through Kestrel Capital, LP, over which Mr. Webster shares voting and investment power.

Executive Compensation

The following table provides information regarding the compensation awarded to or earned during the five-month period ended December 31, 2004 by our chief executive officer and each of the next four most highly compensated executive officers who were serving as executive officers on December 31, 2004 (collectively, the “named executive officers”).

Summary Compensation Table

	Annual Compensation		Long-Term Compensation	All Other Compensation(1)
Name and Principal Position	Salary	Bonus	Securities Underlying Options
Randall D. Stilley(2) Chief Executive Officer and President	$57,692	$64,000	525,000	$—
Thomas E. Hord(3) Vice President, Operations and Chief Operating Officer, Hercules Drilling Company, LLC	52,779	79,000	87,500	2,132
Randal R. Reed(2) President, Hercules Liftboat Company, LLC	31,250	20,000	105,000	901
Don P. Rodney(3) Vice President, Finance, Hercules Drilling Company, LLC	30,037	44,000	—	2,174
Thomas J. Seward II(4)	63,050	79,000	—	1,268

(1)	These amounts represent employer matching contributions pursuant to our 401(k) plan.
(2)	Messrs. Stilley and Reed joined our company in October 2004.
(3)	Messrs. Hord and Rodney joined our company in August 2004.
(4)	Mr. Seward, who joined our company in August 2004 as the president of Hercules Drilling Company, LLC, resigned his position in September 2005.

The annual salaries for our named executive officers who are serving as executive officers as of the dates of this prospectus and Steven A. Manz, our chief financial officer, for 2005 are as follows: Mr. Stilley—$300,000; Mr. Hord—$225,000; Mr. Reed—$125,000; Mr. Rodney—$150,000; and Mr. Manz—$180,000. In addition, each of these executives participates in our annual incentive bonus program. Under the program, bonuses are paid to our executive officers and other management personnel on a discretionary basis as determined by the Compensation Committee based on target objectives established by the Committee. The program provides incentives to maximize our profitability, optimize our capital expenditures and maintain high safety standards. Target bonuses as a percentage of base salary for our named executive officers and Mr. Manz are as follows: Mr. Stilley—50%; Mr. Hord—50%; Mr. Reed—50%; Mr. Rodney—40% and Mr. Manz—50%. If our performance is above specified thresholds determined by the Compensation Committee, bonuses may exceed the target bonus, with the maximum bonus payable of up to two times the target bonus.

In addition, Mr. Stilley and Mr. Manz will receive cash bonuses in the amount of $300,000 and $180,000, respectively, upon completion of this offering.

2004 Long-Term Incentive Plan

We have adopted the Hercules Offshore 2004 Long-Term Incentive Plan for our employees, consultants and directors. The plan authorizes the granting of awards covering an aggregate of 2,450,000 shares of our common stock in any combination of the following:

•	options to purchase shares of our common stock, which may be incentive stock options or non-qualified stock options;

•	restricted stock and other stock-based awards, such as restricted stock units and phantom stock; and

•	performance stock awards.

The plan also authorizes the granting of cash awards to participants.

Administration. Following the closing of this offering, the plan will be administered by the compensation committee of our board of directors, which has the authority to determine the terms and conditions of each award and to adopt rules, regulations and guidelines regarding the plan.

Stock Options. The compensation committee is authorized under the plan to grant options to purchase shares of common stock, which may be incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code or non-qualified stock options. Options will be evidenced by a written award agreement with the participant, which will include any provisions that the compensation committee may specify. The exercise price of an option intended to be an incentive stock option may not be less than the fair market value of our common stock on the date of grant. All incentive stock options granted under the plan must have a term of no more than ten years. The grant price, number of shares, terms and conditions of exercise, whether a stock option may qualify as an incentive stock option under the Internal Revenue Code, and other terms of a stock option grant will be fixed by the compensation committee as of the grant date.

The grant price of any stock option must be paid in full at the time the stock is delivered to the participant. The price must be paid in cash or, if permitted by the compensation committee and elected by the participant, by means of tendering previously owned shares of our common stock or shares issued pursuant to an award under the plan or any combination of the foregoing.

Restricted Stock Awards. The compensation committee may make awards consisting of common stock subject to restrictions on transferability and other restrictions that the committee chooses to impose, including limitations on the right to vote or receive dividends, if any, with respect to the common stock to which the award relates. These awards may be subject to forfeiture upon termination of employment, upon a failure to satisfy performance goals during an applicable restriction period, or any other comparable measurement of performance.

Performance Stock Awards. The compensation committee may grant performance shares to participants on terms and conditions as it may determine. The compensation committee has the discretion to determine the number of performance shares granted to each participant and to set performance goals and other terms or conditions to payment of the performance shares in its discretion which, depending on the extent to which they are met, will determine the number and value of performance shares that will be paid to the participant.

Other Stock-Based Awards. The compensation committee may, subject to limitations under applicable law, grant other awards that are payable in or valued relative to shares of our common stock, such as restricted stock units and phantom stock, as it deems to be consistent with the purposes of the plan, including shares of common stock awarded purely as a bonus and not subject to any restrictions or conditions. The compensation committee will determine the terms and conditions of any other stock-based awards.

Deferred Payment. The compensation committee may permit a participant to defer the payment of an award in certain circumstances. The payment of awards that have been deferred may be paid in installments or in a single future lump-sum payment, and may, in the discretion of the compensation committee, be credited with interest and dividend equivalents, depending upon the nature of the award that has been deferred.

Amendment, Modification and Termination. Subject to applicable stock exchange or NASDAQ rules, the compensation committee may at any time amend or terminate the plan without stockholder approval. The compensation committee may amend or terminate any outstanding award without approval of the participant; however, no amendment or termination may be made that would otherwise adversely impact a participant, without the consent of the participant.

Option Grants, Exercise and Valuation

During 2004, options were granted to the named executive officers as shown in the first table below. All such options have an exercise price at least equal to fair market value on the grant date. All options will become exercisable upon the completion of this offering. Shown in the second table below is information with respect to unexercised options held at December 31, 2004.

Option Grants in 2004(1)

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2004	Exercise Price ($ per share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
					5%	10%
Randall D. Stilley	525,000	73.2%	$2.86	11/17/2014	$943,342	$2,390,614
Thomas E. Hord	87,500	12.2%	2.86	12/31/2006	25,625	52,500
Randal R. Reed	105,000	14.6%	2.86	11/17/2014	188,668	478,123
Don P. Rodney	—	—	—	—	—	—
Thomas J. Seward II	—	—	—	—	—	—

(1)	Options were granted pending the adoption of the Hercules Offshore 2004 Long-Term Incentive Plan. The plan was adopted by our board in February 2005 with an effective date of November 2004.
(2)	The amounts under these columns result from calculations assuming 5% and 10% annual growth rates through the actual option term as set by the SEC. The gains reflect a future value based upon growth at these prescribed rates.

Aggregated Fiscal Year-End Option Value

	Number of Shares Underlying Unexercised Options at Fiscal Year End(1)		Value of Unexercised In-the-Money Options at Fiscal Year End(2)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Randall D. Stilley	175,000	350,000
Thomas E. Hord	87,500	—
Randal R. Reed	35,000	70,000
Don P. Rodney	—	—	—	—
Thomas J. Seward II	—	—	—	—

(1)	Number of options shown includes all options as of December 31, 2004.
(2)	Prior to this offering, there was no public market for common stock and, therefore, the values of each unexercised in-the-money stock option is calculated as the product of (a) the number of options and (b) the difference between the estimated initial public offering price of $ per share and the exercise price of the stock option.

Option Grants in Connection with this Offering

Effective upon and subject to the completion of this offering, we plan to grant options with respect to an aggregate of 884,500 shares of our common stock to our employees under our 2004 long-term incentive plan. The following table sets forth the grants of stock options we plan to make under our 2004 long-term incentive plan to the named executive officers and all executive officers and directors as a group. The exercise price per share of the stock options granted at the closing of this offering will be the public offering price per share indicated on the cover of this prospectus. Stock options issued in connection with this offering will become exercisable in four equal amounts on the date of grant and on each of the first three anniversaries of the grant date. In addition, we will grant 70,000 shares of restricted stock to Mr. Rynd upon completion of this offering.

Name	Securities Underlying Options Granted	% of Initial Option Grants
Randall D. Stilley	380,000	43.0%
Thomas E. Hord	65,000	7.3%
Randal R. Reed	75,000	8.5%
Don P. Rodney	20,000	2.3%
Thomas J. Seward II	—	—
All executive officers and directors as a group(1)	720,000	81.4%

(1)	Includes options to purchase 100,000 shares of common stock to be awarded to Steven A. Manz, who became our chief financial officer in January 2005.

Employment Agreements

We have entered into employment agreements with each of Mr. Stilley for a term ending on October 11, 2006, Mr. Manz for a term ending on January 10, 2007 and Mr. Hord for a term ending on August 1, 2006. Each agreement may be terminated by us for cause upon 10 days’ written notice to the executive officer and by us or the executive officer without cause upon 90 days’ written notice to the other party. The agreement with Mr. Hord is subject to automatic renewals for successive one-year terms until either party terminates the contract upon 90 days’ written notice to the other party, in which case the agreement will terminate at the end of the calendar quarter in which the 90th day occurs. Under each agreement, the executive is entitled to a base salary and an annual bonus based on the achievement of performance criteria established by our board.

The agreements with Messrs. Stilley and Manz provide that if the executive is terminated without cause (as defined in each agreement) during the term of the agreement, the executive will be entitled to (1) his monthly base salary at the rate then in effect for the remainder of the term of the agreement, but not less than twelve months, payable in installments, (2) an additional sum, payable in monthly installments, equal to his annual bonus for the year prior to the year in which he is terminated without cause, and (3) continued medical benefits for the remainder of the term of the agreement, but not less than twelve months. The agreement with Mr. Hord provides that if he is terminated without cause (as defined in the agreement) during the term of the agreement, he will be entitled to (1) his monthly base salary at the rate then in effect for the remainder of the term of the agreement, payable in installments, (2) an additional sum equal to his annual bonus for the year in which he is terminated without cause, prorated from January 1 to the effective date of the termination, and (3) for the remainder of the term of the agreement, a housing and automobile allowance.

During the term and for the longer of (a) a period of one year following the term or (b) any period in which the executive is receiving severance payments from us, each executive is subject to a covenant not to compete with us or solicit our employees. Each executive has also covenanted not to reveal our confidential information during the term of employment or thereafter and to assign to us any inventions created by the executive while employed by us or within one year thereafter.

Mr. Seward, the former president of our drilling company subsidiary, resigned from the company in September 2005. In connection with his resignation, Mr. Seward entered into a consulting agreement with us pursuant to which he will receive (1) a monthly payment of $20,450 until August 1, 2006 and (2) an annual bonus. In addition, we will pay the annual premium on Mr. Seward’s life insurance policy and the premiums on his health insurance coverage until August 1, 2006.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Offering by Selling Stockholders

We are paying the expenses of the offering by the selling stockholders, including a single firm of attorneys for the selling stockholders, other than the underwriting discounts, commissions and taxes with respect to shares of common stock sold by the selling stockholders and the fees and expenses of any other attorneys, accountants and other advisors separately retained by them.

Registration Rights Agreement

We have entered into a registration rights agreement with our existing holders. Under the agreement, holders of at least 25% of the registrable securities subject to the agreement may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock, subject to certain limitations, including that the reasonably anticipated gross proceeds must be at least $15.0 million. These stockholders may request a total of three such registrations and only one in any six-month period. These holders also have the right to cause us to register their registrable securities on Form S-3, when it becomes available to us, if the reasonably anticipated gross proceeds would be at least $10.0 million. In addition, if we propose to register securities under the Securities Act, then the holders who are party to the agreement will have “piggy-back” rights, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. There is no limit to the number of these “piggy-back” registrations in which these holders may request their shares be included. We generally will bear the registration expenses incurred in connection with registrations. We have agreed to indemnify these stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the agreement. These registration rights will terminate at the earlier of (a) seven years from the closing date of this offering or (b) with respect to any holder, the date that all registrable securities held by that holder may be sold in a three-month period without registration under Rule 144 of the Securities Act and such registrable securities represent less than one-percent of all outstanding shares of our capital stock.

Conversion

We were formed in July 2004 as a Delaware limited liability company. Prior to the completion of this offering, we will convert to a Delaware corporation and change our name to Hercules Offshore, Inc. In the Conversion, (1) each of our limited liability company interests will be converted into 350 shares of common stock, and (2) each outstanding option will become an option for that whole number of shares of common stock equal to the number of shares subject to the option prior to Conversion multiplied by 350, with an exercise price per share equal to the exercise price in effect prior to the Conversion divided by 350.

Transactions Before the Conversion

One of our former managers, who served as manager from July 2004 until May 2005, is a principal in Bassoe Offshore USA, a provider of rig brokerage services. We paid an aggregate of $0.4 million to Bassoe in the five-month period ended December 31, 2004 for rig brokerage services in connection with our acquisition of jackup rigs. We paid $0.2 million to Bassoe in July 2005 for rig brokerage services in connection with our acquisition of Rig 16. We also have engaged Bassoe to provide such services in connection with our sale of a platform rig.

In January 2005, we acquired the jackup rig Rig 30 from Porterhouse Offshore for $20.0 million. Thomas E. Hord, vice president, operations and chief operating officer of our drilling company subsidiary, Thomas J. Seward II, the former president of our drilling company subsidiary and currently a consultant with us until August 2006, and one of our former managers beneficially own 1.3%, 1.3% and 2.6%, respectively, limited partnership interests in Porterhouse Offshore. In connection with this transaction, Mr. Hord received 217 membership interests valued at $0.2 million, Mr. Seward’s affiliate, the Thomas J. Seward II Defined Benefit

Plan, received 216 membership interests valued at $0.2 million, and the former manager and his affiliate, Bass Rig AS, each received 432 membership interests valued at $0.4 million.

In addition, prior to the Conversion, our executive officers, directors and 5% stockholders have invested cash and other property in our company in exchange for membership interests through a number of other private placements as follows:

•	We issued an aggregate of 39,322 membership interests to Lime Rock in three separate transactions between August 2, 2004 and December 16, 2004 for an aggregate of $39.3 million in cash and all of Lime Rock’s membership interest in a subsidiary company, which interest had a nominal value.

•	We issued an aggregate of 19,661 membership interests to Greenhill in two separate transactions on October 1, 2004 and December 16, 2004 for an aggregate of $19.7 million in cash.

•	We issued an aggregate of 596 membership interests to Randall D. Stilley, our chief executive officer, president and a director, in two separate transactions on October 1, 2004 and December 16, 2004 for an aggregate of $0.6 million in cash.

•	We issued 100 membership interests to Steven A. Manz, our chief financial officer, on January 20, 2005 for $0.1 million in cash.

•	We issued 400 membership interests to Mr. Seward on July 29, 2004 for $0.1 million in cash. We also issued an aggregate of 250 membership interests to the Thomas J. Seward II Defined Benefit Plan, which interests are beneficially owned by Mr. Seward, on August 2, 2004 for $0.3 million in cash. In addition, we issued 125 membership interests to Harbour Capital Consultants, Inc., an affiliate of Mr. Seward, on January 13, 2005 for $0.1 million in cash.

•	We issued an aggregate of 655 membership interests to Mr. Hord in three separate transactions between July 29, 2004 and January 13, 2005 for an aggregate of $0.2 million in cash and a promissory note in the amount of $0.2 million, which was repaid on September 15, 2004.

•	We issued an aggregate of 119 membership interests to Don P. Rodney, vice president, finance of our drilling company subsidiary, in two separate transactions on August 2, 2004 and January 13, 2005 for an aggregate of $0.1 million in cash.

•	We issued an aggregate of 1,040 membership interests to Steven A. Webster, one of our directors, in two separate transactions on July 29, 2004 and August 2, 2004 for an aggregate of $1.0 million in cash. We also issued an aggregate of 2,962 membership interests to Kestrel Capital, LP, which interests are beneficially owned by Mr. Webster, in three separate transactions between July 29, 2004 and January 13, 2005 for an aggregate of $3.0 million in cash.

•	We issued an aggregate of 1,065 membership interests to one of our former managers in three separate transactions between July 29, 2004 and December 16, 2004 for an aggregate of $0.9 million in cash and $0.1 million of rig brokerage services rendered. We also issued an aggregate of 444 membership interests to BassRig AS and 75 membership interests to Bass Invest AS (which subsequently assigned its membership interests to BassRig AS), each of which is an affiliate of the former manager, in four separate transactions between July 29, 2004 and December 16, 2004 for an aggregate of $0.3 million in cash and $0.1 million of rig brokerage services rendered.

We believe that the transactions described under this caption “—Transactions Before the Conversion” were on terms that were reasonable and in our best interest, although those transactions, together with the arrangements described under “—Offering by Selling Stockholders” and “Registration Rights Agreement,” may not have been on or have terms as favorable to our company as we could have obtained from unaffiliated third-parties in arms-length transactions. In addition, our interests may conflict with those of Lime Rock, Greenhill and their affiliates with respect to our past and ongoing business relationships, and because of their ownership, we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions. See “Risk Factors—Risks Related to Our Principal Stockholders.”

SELLING STOCKHOLDERS

The following table sets forth information as of the date of this prospectus regarding shares beneficially owned by all selling stockholders. To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, upon consummation of this offering, the persons named in the table have sole investment and voting power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owners	Shares Beneficially Owned		Number of Shares to be Sold in Offering	Maximum Number of Shares to be Sold Upon Exercise of Over-Allotment Option(1)	Percentage Beneficially Owned
					Before Offering	After Offering (Assuming No Exercise of Over- Allotment Option)	After Offering (Assuming Exercise of Over- Allotment Option in Full)
LR-Hercules Holdings, L.P.(2)	13,762,700				57.5%
Greenhill Capital Partners, L.P.(3)	4,258,100				17.8%
Greenhill Capital, L.P.(3)	1,359,050				5.7%
Greenhill Capital Partners (Executives), L.P.(3)	655,550				2.7%
Greenhill Capital Partners (Cayman), L.P.(3)	608,650				2.5%
Steven A. Webster(4)	1,400,700	(5)			5.9%
Kestrel Capital, LP(6)	1,036,700				4.3%
Thomas J. Seward II	303,100	(7)			1.3%
Thomas E. Hord	392,700	(8)			1.6%

*	Represents ownership of less than 1%.
(1)	If the underwriters fully exercise their over-allotment option, then the selling stockholders will sell the number of shares of common stock indicated. If the underwriters partially exercise their over-allotment option, then the number of shares to be sold by each selling stockholder will be allocated pro rata.
(2)	LR2 GP, L.P., the general partner of LR-Hercules Holdings, L.P., as well as LR2 GP, LLC, which controls the general partner, may be deemed to beneficially own the shares held by LR-Hercules Holdings, L.P. We have been informed by LR-Hercules Holdings, L.P. that all decisions regarding investments by LR-Hercules Holdings, L.P. are made by an investment committee whose composition may change. No individual has authority to make any such decisions without the approval of the investment committee. The current members of the investment committee are Thomas R. Bates, Jr., John G. Clarkson, Jonathan C. Farber, Mark A. McCall, John T. Reynolds and Lawrence Ross, each of whom disclaims beneficial ownership in the shares held by Lime Rock except to the extent of his pecuniary interest therein. The address of LR-Hercules Holdings, L.P. is c/o Lime Rock Management LP, 518 Riverside Avenue, Westport, Connecticut 06880.
(3)	GCP Managing Partner, L.P., the managing general partner of Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital Partners (Executives), L.P. and Greenhill Capital Partners (Cayman), L.P. (the “Funds”), as well as Greenhill Capital Partners, LLC, which controls the managing general partner, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own the shares held by the Funds. We have been advised by the Funds that all decisions regarding investments by the Funds are made by an investment committee whose composition may change. No individual has authority to make any such decisions without the approval of the investment committee. The current members of the investment committee are Robert H. Niehaus, Scott L. Bok, Robert F. Greenhill, Simon A. Borrows and V. Frank Pottow, each of whom disclaims beneficial ownership in the shares held by the Funds except to the extent of his pecuniary interest therein. The address of the Funds is 300 Park Avenue, New York, New York 10022. Each of the Funds is an affiliate of a registered broker-dealer and has informed us that:

•	it acquired the shares in the ordinary course of business; and

•	at the time the shares were acquired, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates to distribute the shares.

(4)	Mr. Webster is a consultant to an investment fund affiliated with Credit Suisse First Boston LLC.
(5)	Includes 1,036,700 shares held by Mr. Webster’s affiliate, Kestrel Capital, LP.
(6)	Mr. Webster beneficially owns the shares held by Kestrel Capital, LP.
(7)	Includes 163,100 shares held by Mr. Seward’s affiliate, the Thomas J. Seward II Profit Sharing Plan.
(8)	Includes 87,500 shares of common stock subject to options that are exercisable within 60 days of the date of this prospectus.

DESCRIPTION OF CAPITAL STOCK

In connection with our conversion from a limited liability company to a corporation, we will file a certificate of incorporation in Delaware and adopt bylaws. The following describes our common stock, preferred stock, certificate of incorporation and bylaws that will be in effect following the Conversion and upon the closing of this offering. This description is a summary only. We encourage you to read the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to the registration statement of which this prospectus is a part. These documents will become effective at the time of the Conversion without substantive change.

Our authorized capital stock will consist of 200,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share. Immediately prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on the NASDAQ National Market, a market for our common stock may not develop, and if one develops, it may not be sustained.

Common Stock

Each share of common stock will entitle the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There will be no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors will be able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock will carry no preemptive or other subscription rights to purchase shares of our stock and will not be convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

Preferred Stock

Our board of directors will have the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights; and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

For purposes of the rights plan described below, our board of directors intends to designate              shares of preferred stock to constitute the Series A Junior Participating Preferred Stock prior to completion of the offering. For a description of the rights plan, please read “—Stockholder Rights Plan.”

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of preferred stock or common stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Certificate of Incorporation and Bylaws

Election and Removal of Directors

Our board of directors will consist of between one and 16 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board. Our board of directors will be divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Stockholder Meetings

Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws will specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Our certificate of incorporation and our bylaws will provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described above under “—Election and Removal of Directors,” “—Stockholder Meetings” and “—Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose; or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Foreign Ownership

In order to continue to enjoy the benefits of U.S. flag registry for our liftboats, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, the Shipping Act of 1916 and applicable federal regulations. Under these regulations, to maintain U.S. citizenship and, therefore, be qualified to engage in U.S. coastwise trade:

•	our president or chief executive officer, our chairman of the board and a majority of a quorum of our board of directors must be U.S. citizens; and

•	at least 75% of the ownership and voting power of each class of our stock must be held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens, as defined in the Merchant Marine Act, the Shipping Act and applicable federal regulations.

In order to protect our ability to register our liftboats under federal law and operate our liftboats in U.S. coastwise trade, our certificate of incorporation will contain provisions that limit foreign ownership of our capital stock to a fixed percentage that is equal to 5% less than the percentage that would prevent us from being a U.S. citizen (currently 25%) for purposes of the Merchant Marine Act and the Shipping Act. We refer to the percentage limitation on foreign ownership as the permitted percentage. The permitted percentage is currently 20%.

Our certificate of incorporation provides that:

•	any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control in excess of the permitted percentage by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping will be void and ineffective as against us; and

•	if, at any time, persons other than U.S. citizens own shares of our capital stock or possess voting power over any shares of our capital stock, in each case (either of record or beneficially) in excess of the permitted percentage, we may withhold payment of dividends on and suspend the voting rights attributable to such shares.

Certificates representing our common stock may bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our certificate of incorporation permits us to:

•	require, as a condition precedent to the transfer of shares of capital stock on our records, representations and other proof as to the identity of existing or prospective stockholders;

•	establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether the owner thereof is a U.S. citizen; and

•	redeem any shares held by non-U.S. citizens that exceed the permitted percentage at a price based on the then-current market price of the shares.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Stockholder Rights Plan

Prior to consummation of the offering, we intend to adopt a preferred share purchase rights plan. Under the plan, each share of our common stock will include one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the plan. The plan will provide that Lime Rock and Greenhill and their respective affiliates will not be acquiring persons under the plan, and therefore, future acquisitions by them would not be subject to the antitakeover effects of the plan.

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also will confer on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $            . The rights will expire at the close of business on             , unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors will have the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Delaware Business Combination Statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

We have applied to list our common stock on the NASDAQ National Market under the symbol “HERO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

After this offering, we will have              shares of our common stock outstanding. All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by one of our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders.

All of the shares outstanding upon completion of the offering, other than the shares sold in the offering, are deemed “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

In general, beginning 90 days after the date of the prospectus, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

•	1% of the total number of shares of common stock then outstanding; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing with the SEC of the stockholder’s required notice of sale.

Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the manner of sale, public information, volume limitation and notice requirements of Rule 144.

Each of our company, our executive officers and directors, the selling stockholders and certain other persons has agreed that, without the prior written consent of Credit Suisse First Boston LLC and Citigroup Global Markets Inc. on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus, sell shares of common stock or take other related actions, subject to limited exceptions, all as described under “Underwriting.” These lock-up agreements cover substantially all the shares outstanding upon completion of the offering, other than the shares sold in the offering. Credit Suisse First Boston LLC and Citigroup Global Markets Inc. have no current intent or arrangement to release any shares subject to these lock-up agreements. The release of any lock-up will be considered on a case-by-case basis. In considering whether to release any shares, Credit Suisse First Boston LLC and Citigroup Global Markets Inc. would consider the particular circumstances surrounding the request, including the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock, and whether the holder of our shares requesting the release is an officer, director or other affiliate of our company.

Upon completion of the offering, we expect that options to purchase 1,899,500 shares of common stock will have been granted under our 2004 long-term incentive plan. We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under that plan. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

In addition, holders of the shares of our common stock issued in the Conversion, other than the shares sold by the selling stockholders in the offering, have registration rights with respect to their shares. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2005, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective number of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
Howard Weil Incorporated Deutsche Bank Securities Inc.
Simmons & Company International

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of our common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

Expenses payable by selling stockholders	$	$	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $            .

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus, except with respect to common stock issued or issuable pursuant to stock options outstanding on the date of this prospectus and common stock and other stock-based awards issued or issuable pursuant to our 2004 long-term incentive plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

Our officers and directors, the selling stockholders and certain other persons have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Citigroup Global Markets Inc. waive, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to              shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list our common stock on the NASDAQ National Market.

Some of the underwriters and their affiliates have engaged in transactions with, and performed commercial and investment banking financial advisor or lending services for, us and our affiliates from time to time, for which they have received customary compensation and may do so in the future. Affiliates of Credit Suisse First Boston LLC and Citigroup Global Markets Inc. are arrangers and agents under our credit facility and receive fees customary for performing these services and interest on such. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity and Financing Arrangements—Debt.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

•	the information included in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and prospects for our business and our past and present operations;

•	the history of and prospects for the industry in which we compete;

•	our past and present earnings and current financial position;

•	an assessment of our management;

•	the market of securities of companies in businesses similar to ours; and

•	the general condition of the securities markets.

The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active trading market may not develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “—Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax considerations applicable to non-U.S. holders relating to the purchase, ownership and disposition of our common stock, which does not purport to be a complete analysis of all the potential tax considerations relating thereto. The rules governing the United States federal income and estate taxation of non-U.S. holders are complex, and no attempt will be made in this prospectus to provide more than a summary of certain of those rules. This summary is based on the Internal Revenue Code of 1986, Treasury regulations, rulings and pronouncements of the Internal Revenue Service, and judicial decisions as of the date of this prospectus. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those described in this summary. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

This summary is addressed only to persons who are non-U.S. holders who hold our common stock as a capital asset. As used in this discussion, “non-U.S. holder” means a beneficial owner of our common stock that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a partnership, or other entity treated as a partnership for United States federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax-exempt organizations, insurance companies, dealers or traders in securities or commodities, regulated investment companies, real estate investment trusts, certain former citizens or former long-term residents of the United States, or persons who will hold our common stock as a position in a hedging transaction, “straddle” or “conversion transaction.” Special rules not discussed herein may apply to a non-U.S. holder that is a controlled foreign corporation or passive foreign investment company. If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner is encouraged to consult its tax advisor as to its consequences.

THIS DISCUSSION DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

Dividends paid on our common stock to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate specified by an applicable treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate specified by an applicable treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will generally be required to complete IRS Form W-8BEN (or valid substitute or successor form) and certify under penalty of perjury that such holder is not a United States person as defined under the Internal Revenue Code. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals and to non-U.S. holders whose stock is held through certain foreign intermediaries.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to a treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Disposition of Our Common Stock

A non-U.S. holder will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which disposition occurs and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period for our common stock and the five year period ending on the date of disposition.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain derived from the disposition in the same manner as if it were a United States person as defined under the Internal Revenue Code and, in addition, may be subject to the additional “branch profits tax” at a 30% rate or such lower rate specified by an applicable treaty.

We are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we become a “United States real property holding corporation,” a non-U.S. holder may, in certain circumstances, be subject to United States federal income tax on the disposition of our common stock.

Certain United States Federal Estate Tax Considerations

Common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

In general, we must submit annually an information return to the IRS and to each non-U.S. holder describing any dividends paid, regardless of whether withholding was required. Copies of these returns may also be made available under the provisions of a specific treaty or agreement to the tax authority of the country in which the non-U.S. holder resides. In addition, a non-U.S. holder may be subject to United States backup withholding on dividends paid and on the proceeds from a disposition of our common stock unless the non-U.S. holder complies with the required certification procedures to establish that it is not a United States person as defined under the Internal Revenue Code.

Any amount withheld from a payment under the backup withholding rules may be allowed as a credit against the non-U.S. holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Baker Botts L.L.P., Houston, Texas, for the selling stockholders by Fulbright & Jaworski L.L.P., Houston, Texas, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated balance sheet of Hercules Offshore, LLC and its subsidiaries as of December 31, 2004 and the related consolidated statements of operations, members’ equity and cash flows for the period from inception

(July 27, 2004) to December 31, 2004 have been audited by Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

Following this offering, we will be required to file current, quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2004 and June 30, 2005	F-3

Consolidated Statements of Operations for the period from inception (July 27, 2004) to December 31, 2004 and for the six months ended June 30, 2005	F-4

Consolidated Statements of Members’ Equity for the period from inception (July 27, 2004) to December 31, 2004 and for the six months ended June 30, 2005	F-5

Consolidated Statements of Cash Flows for the period from inception (July 27, 2004) to December 31, 2004 and for the six months ended June 30, 2005	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Hercules Offshore, LLC

We have audited the accompanying consolidated balance sheet of Hercules Offshore, LLC and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, members’ equity and cash flows for the period from July 27, 2004 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hercules Offshore, LLC and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the period from July 27, 2004 (inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Houston, Texas

March 18, 2005

Hercules Offshore, LLC and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	June 30, 2005
		(unaudited)
	(In thousands, except unit data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,460	$35,384
Accounts receivable, net	19,501	27,889
Deposits	2,032	283
Assets held for sale	—	2,239
Prepaid expenses and other	2,359	700

Total current assets	38,352	66,495
PROPERTY AND EQUIPMENT, net	91,774	172,581
DEFERRED CHARGES, net	2,030	5,623

Total assets	$132,156	$244,699

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Current portion of long-term debt	$3,000	$1,050
Accounts payable	1,838	3,551
Accrued liabilities	2,548	6,180
Other liabilities	683	—

Total current liabilities	8,069	10,781

LONG-TERM DEBT, net of current portion	53,000	138,950

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY
Member Units (64,022 and 68,351 units issued and outstanding)	63,022	67,351
Retained earnings	8,065	27,617

Total members’ equity	71,087	94,968

Total liabilities and members’ equity	$132,156	$244,699

The accompanying notes are an integral part of these statements.

Hercules Offshore, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from inception (July 27, 2004) to December 31, 2004	Six months ended June 30, 2005
		(unaudited)
	(In thousands, except unit data)
Revenues
Drilling services	$24,006	$51,179
Marine services	7,722	19,951

	31,728	71,130
Costs and Expenses
Operating expenses for drilling services, excluding depreciation and amortization, shown separately	12,799	23,336
Operating expenses for marine services, excluding depreciation and amortization, shown separately	4,198	10,427
Depreciation and amortization	2,016	5,322
General and administrative, excluding depreciation and amortization, shown separately	2,808	5,105

	21,821	44,190

Operating Income	9,907	26,940
Other Income (Expense)
Interest expense	(2,070)	(4,837)
Loss on early retirement of debt	—	(2,786)
Other, net	228	235

Net Income	$8,065	$19,552

Earnings per Unit:
Basic	$192.16	$287.28
Diluted	$192.16	$284.89
Weighted Average Units Outstanding:
Basic	41,971	68,060
Diluted	41,971	68,630

The accompanying notes are an integral part of these statements.

Hercules Offshore, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Number of Units	Member Units	Retained Earnings	Total Members’ Equity
	(In thousands, except unit data)
Balance at July 27, 2004	—	$—	$—	$—
Member contributions	64,022	63,022	—	63,022
Net income	—	—	8,065	8,065

Balance at December 31, 2004	64,022	63,022	8,065	71,087
Member contributions (unaudited)	4,329	4,329	—	4,329
Net income (unaudited)	—	—	19,552	19,552

Balance at June 30, 2005 (unaudited)	68,351	$67,351	$27,617	$94,968

The accompanying notes are an integral part of these statements.

Hercules Offshore, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from inception (July 27, 2004) to December 31, 2004	Six months ended June 30, 2005
		(unaudited)
	(In thousands)
Cash flows from operating activities
Net income	$8,065	$19,552
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization	2,016	5,322
Amortization of deferred financing fees	215	492
Provision for bad debts	519	319
Loss on early retirement of debt	—	2,786
(Increase) decrease in operating assets—
Increase in receivables	(20,020)	(8,707)
Decrease (increase) in prepaid expenses and other	(2,359)	1,659
Increase (decrease) in operating liabilities—
Increase in accounts payable	1,838	1,713
Increase in accrued liabilities	2,548	3,632
(Decrease) increase in other liabilities	683	(683)

Net cash (used in) provided by operating activities	(6,495)	26,085
Cash flows from investing activities
Purchase of property and equipment	(94,443)	(87,374)
Proceeds from disposal of assets, net of commissions	803	—
Deferred drydocking expenditures	(601)	(2,230)
Deposits	(2,033)	1,750

Net cash used in investing activities	(96,274)	(87,854)
Cash flows from financing activities
Proceeds from borrowings	56,000	185,000
Payment of debt	—	(101,000)
Payment of debt issuance costs	(1,793)	(5,636)
Contributions from members	63,022	4,329

Net cash provided by financing activities	117,229	82,693

Net increase (decrease) in cash and cash equivalents	14,460	20,924
Cash and cash equivalents at beginning of period	—	14,460

Cash and cash equivalents at end of period	$14,460	$35,384

Supplemental disclosures of cash flow information
Cash paid for interest	$1,484	$4,554

The accompanying notes are an integral part of these statements.

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE A—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Organization

Hercules Offshore, LLC (the “Company”) was formed July 27, 2004 in the state of Delaware. The Company owns, as of June 30, 2005, through its subsidiaries Hercules Holdings, LLC (“Holdings”) and Hercules Liftboat Holdings, LLC (“Liftboats”), eight jackup drilling rigs, one platform rig and thirty-nine liftboat vessels that provide shallow-water drilling and liftboat services to the oil and natural gas exploration and production industry.

On August 2, 2004, Holdings purchased five jackup drilling rigs and four platform rigs from Parker Drilling Company (“Parker”) for $39,250,000. In November 2004, the Company sold three of the four platform rigs acquired from Parker for net proceeds of $802,750. No gain or loss was recognized on the transaction. On October 2, 2004, Liftboats purchased a fleet of 22 liftboats and an operating facility located in New Iberia, Louisiana from Global Industries, Ltd. (“Global”) for $53,500,000. During January 2005, Holdings completed the purchase of two jackup drilling rigs, Rig 25 (formerly the Parker 25) and Rig 30 (formerly the Odin Victory), for $21,500,000 and $20,000,000, respectively. In June 2005, Liftboats purchased a fleet of 17 liftboats from Superior Energy Services, Inc. for $20,000,000 and Holdings purchased the jackup drilling rig, Rig 16 (formerly the Jupiter), from Transocean Inc. for $20,000,000.

Following the purchase of the liftboats from Global, Global had performed invoicing and other administrative functions for the Company under a transition services agreement until the Company could assume these functions. The following table summarizes amounts processed through Global as of and for the period from inception to December 31, 2004 (in thousands):

Expenses	Accounts Payable	Revenues	Receivables
$458	$61	$2,451	$1,553

A portion of the sales and receivables relates to office space rented by Global. Rental income from Global was $54,000 for the period from inception to December 31, 2004 and is included in other, net on the Consolidated Statement of Operations. Rent receivable from Global was $18,000 at December 31, 2004. The transition services agreement was terminated in February 2005, and there were no material amounts incurred during 2005 or balances due to or from Global at June 30, 2005.

2.	Basis of Presentation

In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments, consisting of only normal recurring accruals, except as discussed elsewhere herein, necessary for a fair presentation of the consolidated financial position of the Company as of June 30, 2005, and the results of its operations and cash flows for the six months ended June 30, 2005. The consolidated results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

3.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany account balances and transactions have been eliminated in consolidation.

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE A—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

4.	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and cash maintained in United States bank deposit accounts.

5.	Revenue Recognition

Revenue generated from the operation of the Company’s drilling rigs and liftboats are recognized under domestic dayrate contracts as services are performed. Certain of the Company’s contracts include provisions for the recovery of other direct costs, including mobilization and demobilization costs, extra labor and extra catering. Under most of its liftboat contracts, the Company receives a variable rate for reimbursement of costs such as catering, fuel, and rental equipment and other items. Revenue for the recovery of these costs is recognized when the costs are incurred. For certain Contract Drilling Services contracts, the Company may receive lump-sum fees for the mobilization of equipment and personnel. Mobilization fees received and costs incurred to mobilize a rig from one market to another under contracts longer than one month are recognized over the term of the related drilling contract.

The Company records reimbursements from customers for “out-of-pocket” expenses as revenues and the related cost as direct operating expenses. Total revenues included $892,700 and $1,809,536 in reimbursements from the Company’s customers for expenses paid by the Company in the period from inception (July 27, 2004) to December 31, 2004 and the six months ended June 30, 2005, respectively.

6.	Stock-Based Compensation

Stock-based employee compensation arrangements are accounted for using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25 (“APB Opinion 25”), “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for options granted to employees is measured as the excess, if any, of the fair value of member units at the date of grant over the exercise price an employee must pay to acquire the member units. No compensation cost has been recognized in the accompanying consolidated financial statements. Had the Company determined compensation cost using the alternative fair value method prescribed by SFAS No. 123 described below, pro forma net income would not be materially different than that reported in accompanying financial statements.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) Share-Based Payment (“SFAS No. 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), and supersedes APB Opinion 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS No. 123R in the first quarter of fiscal 2006. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock beginning with the first

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE A—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

quarter of adoption of SFAS No. 123R as the requisite service is rendered on or after the required effective date, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS No. 123R and has not determined the impact of its adoption.

7.	Allowance for Doubtful Accounts

Management of the Company monitors the accounts receivable from its customers for any collectibility issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. During the period from inception to December 31, 2004, the Company recorded a provision for bad debts of $519,165. During the six months ended June 30, 2005, the Company recorded a provision for bad debts of $318,967. No amounts have been applied against the allowance, and the allowance was $519,165 at December 31, 2004 and $838,132 at June 30, 2005.

8.	Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for property and equipment and items that substantially increase the useful lives of existing assets are capitalized at cost and depreciated. Routine expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed utilizing the straight-line method over the useful lives of the assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the useful lives of the assets or over the lives of the leases, whichever is shorter.

The useful lives of property and equipment for the purposes of computing depreciation are as follows:

Years
Drilling rigs and marine equipment	15
Drilling machinery and equipment	3
Furniture and fixtures	5
Computer equipment	3
Automobiles and trucks	3
Building	20

9.	Assets Held for Sale

Assets are classified as held for sale when the Company has a plan for disposal and those assets meet the held for sale criteria of SFAS 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. During the first quarter of 2005, the Company’s Contract Drilling Services segment committed to a plan to sell Rig 41 (a platform rig), in connection with the Company’s efforts to dispose of certain non-strategic assets. The rig has been idle since being acquired on August 2, 2004. The rig was classified as an asset held for sale in March 2005. The estimated fair value of the rig less its selling costs exceeds the rig’s carrying value of approximately $2.0 million and, as such, no loss has been recognized for the six months ended June 30, 2005. The Company is actively marketing the rig to various equipment dealers and third-party contractors. During the second quarter of 2005, the Company’s Marine Services segment committed to a plan to sell the Moonfish (a liftboat), in connection with the Company’s effort to dispose of certain non-strategic assets. The liftboat has been idle since

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE A—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

being acquired on June 1, 2005. The liftboat was classified as an asset held for sale in June 2005. The estimated fair value of the liftboat less its selling costs exceeds the liftboat’s carrying value of approximately $0.2 million and, as such, no loss has been recognized for the six months ended June 30, 2005. The Moonfish was sold in August 2005. No gain or loss was recognized on the transaction.

10.	Impairment of Long-Lived Assets

The carrying value of long-lived assets, principally property and equipment, is reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For property and equipment held for use, the determination of recoverability is made based upon the estimated undiscounted future net cash flows of the related asset or group of assets being evaluated. Actual impairment charges are recorded using an estimate of discounted future cash flows. There were no impairment charges for the periods from inception to December 31, 2004 or for the six months ended June 30, 2005.

11.	Deferred Charges

Deferred charges consist of drydocking costs and financing fees. The drydock costs are capitalized at cost and amortized on the straight-line method through the date of the next drydocking, ranging between 12 and 24 months. Unamortized drydocking costs, net of accumulated amortization, at December 31, 2004 and June 30, 2005 were $452,256 and $1,687,908, respectively. Accumulated amortization of drydocking costs at December 31, 2004 and June 30, 2005 was $149,228 and $1,143,428, respectively.

Financing fees are deferred and amortized over the life of the applicable debt instrument. Unamortized deferred financing fees at December 31, 2004 were $1,577,793, net of accumulated amortization of $215,283. Unamortized deferred financing fees at June 30, 2005 were $3,935,014. There was no accumulated amortization as of June 30, 2005. All unamortized deferred financing fees outstanding at December 31, 2004 were expensed in conjunction with the refinancing of the Company’s long-term debt in June 2005, and the portion outstanding as of the date of the refinancing is included in loss on early retirement of debt on the statement of operations. The amortization expense related to deferred financing fees is included in interest expense on the statement of operations. All financing fees at December 31, 2004 and June 30, 2005 relate to debt obtained through credit agreements dated July 30, 2004, October 1, 2004 and June 29, 2005 (see Note E).

12.	Deposits

Deposits at December 31, 2004 include $2,000,000 placed in escrow for the purchase of the jackup drilling rig, Rig 25. The purchase was consummated in January 2005 and the deposit was applied to the purchase price. Deposits at June 30, 2005 include $250,000 for an option to purchase the jackup rig Odin Spirit.

13.	Income Taxes

The Company is a limited liability corporation and has elected to be taxed as a partnership. As such, the members of the Company are taxed on their proportionate share of net income. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements for the Company. When the Company becomes a taxable entity as is expected by management, a provision will be made reflecting the difference between the book and tax basis of assets and liabilities.

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE A—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

14.	Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15.	Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair values because of their short-term nature. The carrying amount of long-term debt is equal to fair market value because the debt bears interest at market rates.

16.	Earnings Per Unit

The Company calculates earnings per unit by dividing net income by the weighted average number of member units outstanding. Diluted earnings per unit include the dilutive effects of any outstanding unit options calculated under the treasury method. Options with an exercise price equal to or in excess of the average market price of the Company’s units are excluded from the calculation of the dilutive effect of unit options for diluted earnings per unit calculations. There were no options outstanding with dilutive effects for the period from inception (July 27, 2004) to December 31, 2004 and there were 570 options outstanding with dilutive effects for the six months ended June 30, 2005.

NOTE B—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment—at cost, less accumulated depreciation (in thousands):

	December 31, 2004	June 30, 2005
Drilling rigs and marine equipment	$89,432	$170,872
Drilling machinery and equipment	667	3,825
Building	2,400	2,400
Land	600	600
Automobiles and trucks	353	532
Computer equipment	139	331
Furniture and fixtures	33	275

Total property and equipment	93,624	178,835
Less accumulated depreciation	(1,850)	(6,254)

Total property and equipment, net	$91,774	$172,581

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE C—ASSET ACQUISITIONS

During January 2005, Holdings completed the purchase of two jackup drilling rigs, Rig 25 (formerly the Parker 25) and Rig 30 (formerly the Odin Victory), for $21,500,000 and $20,000,000, respectively. These purchases were partially funded by a $25,000,000 term loan under the Lehman Credit Agreement (as defined in Note E below). In connection with this new term loan, the Lehman Credit Agreement was amended in January 2005 to increase the amount of credit available to the Company from $28,000,000 to $53,000,000 (see Note E).

In June 2005, the Company purchased 17 liftboats from Superior Energy Services, Inc. for $20,000,000. One of these liftboats was being held for sale as of June 30, 2005, and was sold in August 2005 (see Note L). The transaction was funded by an increase in the Company’s term loan from Comerica. In connection with this term loan, the Comerica loan agreement was amended to increase the amount of credit to the Company from $28,000,000 to $47,000,000. In June 2005, the Company purchased the jackup rig, Rig 16, from Transocean Inc. for $20,000,000. A $2,000,000 refundable escrow account was funded by the Company in May 2005. The Company funded the purchase price with proceeds from its new term loan (see Note E).

NOTE D—BENEFIT PLANS

The Company has established a 401(k) plan for its employees. Participation is available to all employees beginning two months from the date of hire. Participants can contribute up to a maximum of $14,000 each year, and the Company matches participant contributions equal to 100% of the first 3% and 50% of the next 2% of a participant’s salary. The Company made matching contributions of $167,858 and $371,698 for the period from inception to December 31, 2004 and the six months ended June 30, 2005, respectively.

NOTE E—LONG-TERM DEBT

Long-term debt is comprised of the following (in thousands):

	December 31, 2004	June 30, 2005
Senior secured term loan due June 2010	—	$140,000
12.5% senior secured term loan (Lehman) due December 2006	$28,000	—
Senior secured term loan (Comerica) due October 2009	28,000	—

Total debt	56,000	140,000
Less debt due within one year	3,000	1,050

Total long-term debt	$53,000	$138,950

The scheduled maturity of our debt as of December 31, 2004 was as follows (in thousands):

Years ending December 31,
2005	$3,000
2006	32,000
2007	4,000
2008	4,000
2009	13,000

Total	$56,000

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE E—LONG-TERM DEBT—Continued

Lehman Commercial Paper Inc. term loan

On July 30, 2004, Holdings entered into a credit agreement with Lehman Commercial Paper Inc. (the “Lehman Credit Agreement”) providing for a $28,000,000 term loan. On January 4, 2005, the Lehman Credit Agreement was amended, providing for an additional $25,000,000 term loan, which increased the total amount outstanding under the Lehman Credit Agreement to $53,000,000. The term loans bore interest at 12.5% per annum with interest payable monthly. The term loans were repaid in full in June 2005.

Comerica Bank term loan

On October 1, 2004, Liftboats entered a credit agreement with Comerica Bank providing for a $28,000,000 term loan and a $4,000,000 revolving credit line (the “Comerica Credit Agreement”). At December 31, 2004, the entire balance of the term loan was outstanding and no amount was drawn on the revolving credit line. The term loan and revolving credit line bore interest at a prime rate determined by the agent to the Comerica Credit Agreement plus a margin derived from the ratio of funded debt to EBITDA. The average interest rate for the period ended December 31, 2004 was approximately 5.7 percent and 6.1 percent, respectively. The term loan was repaid in full in June 2005.

Senior secured credit agreement

In June 2005, the Company entered into a senior secured credit agreement with a syndicate of financial institutions. This agreement provides for a $140,000,000 term loan and a $25,000,000 revolving credit facility. The Company may seek commitments to increase the amount available under the credit agreement by an additional $25,000,000 if the amount outstanding under the term loan is no more than $105,000,000 and the Company’s leverage ratio, after giving effect to the incurrence of the additional $25,000,000 of borrowings, is no greater than 2.5 to 1.

The revolving credit facility provides for swing line loans of up to $2,500,000 and for the issuance of up to $5,000,000 of letters of credit. The revolving loans bear interest at either (1) the highest of (a) Comerica Bank’s base rate, (b) the three-month certificate of deposit rate plus 0.5% and (c) the Federal funds effective rate plus 0.5%, in each case plus 2.25%, or (2) LIBOR plus 3.25%. The Company may prepay the revolving loans at any time without premium or penalty. The revolving loans mature in June 2008. The Company is required to pay a commitment fee of 0.50% on the average daily amount of the unused commitment amount of the revolving credit facility and a letter of credit fee of 3.25%, plus a fronting fee of 0.13% with respect to the undrawn amount of each issued letter of credit. As of June 30, 2005, no amounts were outstanding and no letters of credit had been issued under the revolving credit facility.

The term loan bears interest at either (1) the highest of (a) Comerica Bank’s base rate, (b) the three-month certificate of deposit rate plus 0.5% and (c) the Federal funds effective rate plus 0.5%, in each case plus 2.25%, or (2) LIBOR plus 3.25%. Principal payments of $350,000 are due quarterly, and the outstanding principal balance of the term loans is payable in full in June 2010. The Company may prepay the term loans at any time without premium or penalty, except that prepayments made during the first year with proceeds for debt issuance or in connection with a repricing of the term loan will be made at 101% of the principal repaid. The Company is required to make prepayments on the term loan in certain cases. As of June 30, 2005, the entire principal amount of the original $140,000,000 term loan was outstanding, and the interest rate was 6.58%.

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE E—LONG-TERM DEBT—Continued

The credit agreement contains financial covenants relating to leverage and interest coverage. Other covenants contained in the agreement restrict, among other things, repurchases of equity interests, mergers, asset dispositions, guaranties, debt, liens, acquisitions, dividends, distributions, investments, affiliate transactions, prepayments of other debt and capital expenditures. Management believes that the Company is in compliance with its covenants under the credit agreement. The credit agreement contains customary events of default.

Amounts outstanding under the Lehman Credit Agreement and Comerica Credit Agreement were repaid with the proceeds from the new senior secured term loan, and the Company terminated the credit agreements upon the repayment. All unamortized deferred financing fees outstanding at December 31, 2004 were expensed in conjunction with the refinancing of the Company’s long-term debt in June 2005, and the portion outstanding as of the date of the refinancing is included in loss on early retirement of debt on the statement of operations.

NOTE F—CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions as permitted by its credit agreements. The balances, at times, may exceed federally insured limits.

The Company provides services to a diversified group of customers in the oil and natural gas exploration and production industry in the U.S. Gulf of Mexico. Credit is extended based on an evaluation at each customer’s financial condition. The Company maintains an allowance for doubtful accounts receivable based on expected collectibility and establishes a reserve when required payment is unlikely to occur.

NOTE G—SALES TO MAJOR CUSTOMERS

The customer base for the Company is primarily concentrated in the oil and natural gas exploration and production industry. Sales to customers exceeding 10 percent or more of the Company’s total revenue are as follows:

	Period from inception (July 27, 2004) to December 31, 2004	Six Months Ended June 30, 2005
Chevron	31%	32%
Noble Energy	—	12%
Bois d’Arc Offshore	15%	11%

NOTE H—COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company has operating lease commitments for real estate and office space that expire at various dates through 2009. As of June 30, 2005, future minimum rental payments related to operating leases were as follows (in thousands):

Years ending December 31,
2005	$90
2006	108
2007	108
2008	108
2009	89

Total	$503

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE H—COMMITMENTS AND CONTINGENCIES—Continued

Rental expense for operating leases for the period from inception to December 31, 2004 and for the six months ended June 30, 2005 was $34,572 and $66,794 respectively.

Legal Proceedings—The Company is involved in various claims and lawsuits in the normal course of business. Management does not believe any accruals are necessary in accordance with SFAS No. 5, Accounting for Contingencies.

Self Insurance—The Company is self-insured for the deductible portion of its insurance coverage. Management believes adequate accruals have been made on known and estimated exposures up to the deductible portion of the Company’s insurance coverages. Management believes that claims and liabilities in excess of the amounts accrued are adequately insured.

NOTE I—STOCK-BASED COMPENSATION PLAN

The Company adopted the Hercules Offshore 2004 Long-Term Incentive Plan (the “Plan”) to provide long-term incentives to non-employee Managers, officers and key employees (“Eligible Participants”) of the Company. Under the Plan, the Managers of the Company may grant incentive stock options, non-qualified options, performance stock awards, restricted stock awards, phantom stock and cash awards or any combination thereof from time to time to Eligible Participants. Up to 7,000 member units are available for issuance under the Plan. The Compensation Committee of the Board of Managers establishes the terms of the awards, including the term, vesting period and exercise price. As of December 31, 2004, there had been no awards granted to Eligible Participants under the Plan. There were options to purchase 2,700 member units granted under the Plan during the six months ended June 30, 2005. The options generally expire five years from the effective date of grant, except that the award to one executive officer covering 250 member units expires on December 31, 2006. The options vest and become exercisable one-third on the effective date of grant and one-third on each of the first and second anniversaries of the effective date of grant.

	Number of Units Under Option	Weighted-Average Exercise Price

Outstanding at December 31, 2004	—	$—

Granted	2,700	1,130
Exercised	—	—
Forfeited	—	—

Outstanding at June 30, 2005	2,700	$1,130

Exercisable at June 30, 2005	900	$1,000

NOTE J—SEGMENTS

The Company’s operations are aggregated into two reportable segments: (i) Contract Drilling Services and (ii) Marine Services. The Contract Drilling Services segment consists of jackup rigs used in support of offshore drilling activities. The Marine Services segment consists of liftboats used in offshore support services. Accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note A). The Company eliminates intersegment revenue and expenses, if any.

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE J—SEGMENTS—Continued

Operating results and net income by segment were as follows (in thousands):

	Period from Inception (July 27, 2004) to December 31, 2004
	Contract Drilling Services	Marine Services	Corporate and Other	Total
Revenues	$24,006	$7,722	$—	$31,728
Operating expenses, excluding depreciation and amortization, shown separately	12,799	4,198	—	16,997
Depreciation and amortization	1,070	946	—	2,016
General and administrative expenses, excluding depreciation and amortization, shown separately	1,972	581	255	2,808

Operating income (loss)	8,165	1,997	(255)	9,907
Interest expense	(1,648)	(422)	—	(2,070)
Other, net	158	64	6	228

Net income (loss)	$6,675	$1,639	$(249)	$8,065

Total property and equipment, net of accumulated depreciation	$38,843	$52,918	$13	$91,774

	Six Months Ended June 30, 2005
	Contract Drilling Services	Marine Services	Corporate and Other	Total
Revenues	$51,179	$19,951	$—	$71,130
Operating expenses, excluding depreciation and amortization, shown separately	23,336	10,427	—	33,763
Depreciation and amortization	2,610	2,701	11	5,322
General and administrative expenses, excluding depreciation and amortization, shown separately	2,865	821	1,419	5,105

Operating income (loss)	22,368	6,002	(1,430)	26,940
Interest expense	(3,621)	(1,089)	(127)	(4,837)
Loss on retirement of debt	(1,843)	(943)	—	(2,786)
Other, net	158	63	14	235

Net income (loss)	$17,062	$4,033	$(1,543)	$19,552

Total property and equipment, net of accumulated depreciation	$100,865	$71,628	$88	$172,581

NOTE K—RELATED PARTIES

A former Manager of the Company is a principal in Bassoe Offshore USA. The Company paid $442,250 in the period from inception to December 31, 2004 to Bassoe Offshore USA for rig brokerage fees in connection with acquisitions by the Company of certain jackup rigs. The Company incurred $200,000 in such rig brokerage fees for the six months ended June 30, 2005. The services were bid under competitive marketplace conditions. The Company believes that these transactions were on terms that were reasonable and in the best interest of the Company.

Hercules Offshore, LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

NOTE K—RELATED PARTIES—Continued

In January 2005, the Company purchased Rig 30 from Porterhouse Offshore, LP (“Porterhouse”). Two of the Company’s officers and a Manager of the Company at the time of acquisition were partners in Porterhouse, which owned and sold Rig 30 to the Company. The Company believes that this transaction was on terms that were reasonable and in the best interest of the Company. In the transaction, these individuals received membership units in the Company valued at $211,209, $211,209 and $422,338, respectively.

NOTE L—SUBSEQUENT EVENTS (Unaudited)

The following describes certain events that have occurred subsequent to June 30, 2005:

In September 2005, the Company purchased Rig 31 from Hydrocarbon Capital II LLC for $12,600,000. The Company funded the purchase price with available cash.

In September 2005, the Company entered into a definitive agreement to purchase eight liftboats and related assets from Danos & Curole Marine Contractors, LLC for a purchase price of $44,000,000. The Company expects to complete the acquisition in the fourth quarter of 2005.

In August 2005, two of the Company’s jackup rigs, Rig 21 and Rig 25, sustained damage during Hurricane Katrina. The Company believes that Rig 25 is likely to be declared a constructive total loss under its insurance policies. If the rig is not declared a constructive total loss, the rig would require substantial repairs before returning to work. The Company does not believe that it could complete such repairs prior to 2007. Rig 21 suffered extensive damage to its mat as a result of the storm. The rig will be moved onto a drydock in a shipyard in the fourth quarter for a detailed survey, and the Company expects that the rig will not be available for service until the second quarter of 2006. As a result of the damage to Rig 21 and Rig 25, the Company will recognize a $1,000,000 loss in the third quarter of 2005 representing its insurance deductible. The loss will be included in operating expenses on the statement of operations.

In August 2005, the Company purchased the liftboat Whale Shark from CS Liftboats, Inc. for $12,500,000. The Company funded the purchase price with available cash.

In August 2005, the Company sold the liftboat Moonfish for net proceeds of $270,000. No gain or loss was recorded on the transaction.

In July 2005, the Company entered into several transactions to hedge its variable rate debt with the purpose and effect of fixing the interest rate on a portion of the outstanding principal of the term loan. The Company entered into two floating-to-fixed interest rate swaps on a total of $70,000,000 of the term loan principal in which the Company receives an interest rate of three-month LIBOR and pays a fixed coupon over three years, with the terms of the swaps matching those of the term loan. The Company also entered into two purchased caps hedging interest payments made on a total of $20,000,000 of the term loan principal at a strike price of 5.0% over three years. The counterparty is obligated to pay the Company in any quarter that actual LIBOR resets above the strike price, with the terms of the caps matching those of the term loan. All hedge transactions have payment dates of October 1, January 1, April 1 and July 1. These hedging arrangements effectively fix the interest rate on $70,000,000 of the principal amount at 7.54% for three years and cap the interest rate on $20,000,000 of the principal amount at 8.25% for three years.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates except for the SEC registration fee.

SEC registration fee		$20,304
NASD filing fee		17,750
NASDAQ filing fee		100,000
Legal fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Officers and Directors.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide that, to the fullest extent of Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director or officer, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Under the DGCL, the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our certificate of incorporation and bylaws will authorize indemnification of any person entitled to indemnity under law to the full extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We will maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities.

ITEM 15. Recent Sales of Unregistered Securities

Hercules Offshore, LLC was formed in July 2004. Since the date of our formation, we have issued the following securities that were not registered under the Securities Act:

(1) On July 29, 2004, we issued an aggregate of 1,267 membership interests to the following persons in connection with the formation of our company:

(a) 67 membership interests to Steven A. Webster and one of his affiliates for an aggregate purchase price of $16,750;

(b) 400 membership interests to a former manager of our company and one of his affiliates for an aggregate purchase price of $100,000; and

(c) 800 membership interests to two executive officers for an aggregate purchase price of $200,000.

(2) On August 2, 2004, we issued an aggregate of 21,983 membership interests to the following persons in connection with the acquisition of five jackup rigs from Parker Drilling Company:

(a) 19,000 membership interests to LR-Hercules Holdings, LP (“Lime Rock”) in exchange for $19.0 million in cash and all of Lime Rock’s membership interest in our subsidiary, Hercules Holdings LLC, which interest had a nominal value;

(b) 1,233 membership interests to Steven A. Webster and one of his affiliates for an aggregate purchase price of $1.2 million;

(c) 1,050 membership interests to a former manager of our company and certain of his affiliates in exchange for $900,000 in cash and $150,000 of rig brokerage services rendered;

(d) 50 membership interests to two employees of Bassoe Offshore USA, Inc. (“Bassoe”) in exchange for $50,000 of rig brokerage services rendered;

(e) 350 membership interests to two executive officers for an aggregate purchase price of $350,000;

(f) 150 membership interests to an executive officer in exchange for a promissory note in the amount of $150,000; and

(g) 150 membership interests to three private investors for an aggregate purchase price of $100,000.

(3) On October 1, 2004, we issued an aggregate of 31,000 membership interests to the following persons in connection with the acquisition of 22 liftboats from Global Industries, Ltd.:

(a) 14,000 membership interests to Lime Rock for an aggregate purchase price of $14.0 million;

(b) 16,500 membership interests to Greenhill Capital Partners, L.P. and its affiliates (“Greenhill”) for an aggregate purchase price of $16.5 million; and

(c) 500 membership interests to an executive officer for a purchase price of $500,000.

(4) On December 16, 2004, we issued an aggregate of 9,772 membership interests to the following persons in connection with the acquisition of a jackup rig from Parker Drilling Company:

(a) 6,322 membership interests to Lime Rock for an aggregate purchase price of $6.3 million;

(b) 3,161 membership interests to Greenhill for an aggregate purchase price of $3.2 million;

(c) 30 membership interests to three private investors for an aggregate purchase price of $30,000;

(d) 115 membership interests to two executive officers for an aggregate purchase price of $115,000;

(e) 134 membership interests to a former manager of our company and one of his affiliates for an aggregate purchase price of $134,000; and

(f) 10 membership interests to two employees of Bassoe for an aggregate purchase price of $10,000.

(5) On January 13, 2005, we issued an aggregate of 4,229 membership interests to the following persons in connection with the acquisition of a jackup rig from Porterhouse Offshore L.P.:

(a) 538 membership interests to two executive officers and their affiliates for an aggregate purchase price of $0.5 million;

(b) 864 membership interests to a former manager of our company and one of his affiliates for an aggregate purchase price of $0.9 million;

(c) 2,702 membership interests to Steven A. Webster and one of his affiliates for an aggregate purchase price of $2.7 million; and

(d) 125 membership interests to Harbour Capital Consultants, Inc., an affiliate of an executive officer, for a purchase price of $125,000.

(6) On January 20, 2005, we issued 100 membership interests to an executive officer for a purchase price of $100,000.

Each of the transactions above was exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

Prior to the closing of the offering, we will convert from a Delaware limited liability company into a Delaware corporation. At the time of the Conversion, each of our outstanding membership interests will be automatically converted into a total of 350 shares of common stock. The issuance of common stock to our members in the Conversion will be exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) thereof as the common stock will be exchanged by us with our existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The issuance of common stock will also be exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

ITEM 16. Exhibits and Financial Statement Schedules

(A) Exhibits:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1**	Plan of Conversion.
3.1**	Form of Certificate of Incorporation.
3.2**	Form of Bylaws.
4.1*	Form of specimen common stock certificate.
4.2**	Credit Agreement dated as of June 30, 2005 among Hercules Offshore, LLC (the “Company”), as Borrower, Comerica Bank, as Administrative Agent, Citicorp North America, Inc., as Syndication Agent, Credit Suisse, Cayman Islands Branch, as Documentation Agent, and the Lenders party thereto.
4.3*	Form of Rights Agreement between the Company and , as rights agent.
4.4*	Form of Certificate of Designations of Series A Junior Participating Preferred Stock.
5.1*	Opinion of Baker Botts L.L.P. regarding validity of securities being issued.
10.1+**	Employment Agreement, dated effective as of October 11, 2004, by and between the Company and Randall D. Stilley.
10.2+**	Employment Agreement, dated effective as of January 10, 2005, by and between the Company and Steven A. Manz.
10.3+**	Employment Agreement, dated effective as of January 1, 2005, by and between Hercules Drilling Company, LLC and Thomas J. Seward II.
10.4+**	Employment Agreement, dated effective as of January 1, 2005, by and between Hercules Drilling Company, LLC and Thomas E. Hord.
10.5+**	Hercules Offshore 2004 Long-Term Incentive Plan.
10.6+**	Form of Stock Option Agreement.
10.7**	Form of Registration Rights Agreement between the Company and the holders listed on the signature page thereto.
10.8**	Asset Purchase Agreement dated as of July 9, 2004 among Hercules Drilling Company, LLC (formerly named Hercules Assets, LLC) (“Hercules Drilling”) and Parker Drilling Offshore USA, LLC.
10.9**	Asset Purchase Agreement dated September 2, 2004 among Hercules Liftboat Company, LLC (formerly named Mercury Offshore Assets, LLC) and Global Industries, Ltd.
10.10**	Asset Purchase Agreement dated as of November 15, 2004 among Hercules Drilling and Parker Drilling Offshore USA, LLC.
10.11**	Asset and Securities Purchase Agreement dated as of January 13, 2005 among Hercules Drilling, the Company, Porterhouse Offshore, LP and Filet Ltd.
10.12**	Rig Sale Agreement dated as of May 13, 2005 among Transocean Offshore Deepwater Drilling Inc. and the Company.
10.13**	Vessel Purchase Agreement dated as of May 19, 2005 among Superior Energy Services, L.L.C. and the Company.
10.14	Vessel Purchase Agreement dated as of August 4, 2005 between C.S. Liftboats, Inc. and the Company.
10.15	Rig Sale Agreement dated as of August 8, 2005 between Hydrocarbon Capital II LLC and the Company.
10.16	Asset Purchase Agreement dated as of September 16, 2005 by and among Hercules Liftboat Company, LLC, Danos Marine, Inc. and Danos & Curole Marine Contractors, LLC.
10.17+*	Employment Agreement by and between the Company and John T. Rynd.

Exhibit Number	Description
10.18+*	Consulting Agreement by and between the Company and Thomas J. Seward II.
21.1**	List of subsidiaries.
23.1	Consent of Grant Thornton LLP.
23.2*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
23.3	Consent of F. Gardner Parker to be named as director of the Company.
24.1**	Powers of Attorney.

+	Management contract or compensatory plan or arrangement.
*	To be filed by amendment.
**	Previously filed.

(B) Financial Statement Schedules:

Financial statement schedules are omitted because they are not required or the required information is shown in our consolidated financial statements or the notes thereto.

ITEM 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 22, 2005.

HERCULES OFFSHORE, LLC

By:	/s/ RANDALL D. STILLEY
Randall D. Stilley Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 22, 2005.

Signature	Title

/s/ RANDALL D. STILLEY Randall D. Stilley	Chief Executive Officer and President (Principal Executive Officer)

/s/ STEVEN A. MANZ Steven A. Manz	Chief Financial Officer (Principal Financial and Accounting Officer)

* John T. Reynolds	Chairman of the Board

* Thomas R. Bates, Jr.	Manager

* J. William Franklin, Jr.	Manager

* Boris Gutin	Manager

* V. Frank Pottow	Manager

* Steven A. Webster	Manager

*By:	/S/ STEVEN A. MANZ
Steven A. Manz Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1**	Plan of Conversion.
3.1**	Form of Certificate of Incorporation.
3.2**	Form of Bylaws.
4.1*	Form of specimen common stock certificate.
4.2**	Credit Agreement dated as of June 30, 2005 among Hercules Offshore, LLC (the “Company”), as Borrower, Comerica Bank, as Administrative Agent, Citicorp North America, Inc., as Syndication Agent, Credit Suisse, Cayman Islands Branch, as Documentation Agent, and the Lenders party thereto.
4.3*	Form of Rights Agreement between the Company and , as rights agent.
4.4*	Form of Certificate of Designations of Series A Junior Participating Preferred Stock.
5.1*	Opinion of Baker Botts L.L.P. regarding validity of securities being issued.
10.1+**	Employment Agreement, dated effective as of October 11, 2004, by and between the Company and Randall D. Stilley.
10.2+**	Employment Agreement, dated effective as of January 10, 2005, by and between the Company and Steven A. Manz.
10.3+**	Employment Agreement, dated effective as of January 1, 2005, by and between Hercules Drilling Company, LLC and Thomas J. Seward II.
10.4+**	Employment Agreement, dated effective as of January 1, 2005, by and between Hercules Drilling Company, LLC and Thomas E. Hord.
10.5+**	Hercules Offshore 2004 Long-Term Incentive Plan.
10.6+**	Form of Stock Option Agreement.
10.7**	Form of Registration Rights Agreement between the Company and the holders listed on the signature page thereto.
10.8**	Asset Purchase Agreement dated as of July 9, 2004 among Hercules Drilling Company, LLC (formerly named Hercules Assets, LLC) (“Hercules Drilling”) and Parker Drilling Offshore USA, LLC.
10.9**	Asset Purchase Agreement dated September 2, 2004 among Hercules Liftboat Company, LLC (formerly named Mercury Offshore Assets, LLC) and Global Industries, Ltd.
10.10**	Asset Purchase Agreement dated as of November 15, 2004 among Hercules Drilling and Parker Drilling Offshore USA, LLC.
10.11**	Asset and Securities Purchase Agreement dated as of January 13, 2005 among Hercules Drilling, the Company, Porterhouse Offshore, LP and Filet Ltd.
10.12**	Rig Sale Agreement dated as of May 13, 2005 among Transocean Offshore Deepwater Drilling Inc. and the Company.
10.13**	Vessel Purchase Agreement dated as of May 19, 2005 among Superior Energy Services, L.L.C. and the Company.
10.14	Vessel Purchase Agreement dated as of August 4, 2005 between C.S. Liftboats, Inc. and the Company.
10.15	Rig Sale Agreement dated as of August 8, 2005 between Hydrocarbon Capital II LLC and the Company.
10.16	Asset Purchase Agreement dated as of September 16, 2005 by and among Hercules Liftboat Company, LLC, Danos Marine, Inc. and Danos & Curole Marine Contractors, LLC.
10.17+*	Employment Agreement by and between the Company and John T. Rynd.

Exhibit Number	Description
10.18+*	Consulting Agreement by and between the Company and Thomas J. Seward II.
21.1**	List of subsidiaries.
23.1	Consent of Grant Thornton LLP.
23.2*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
23.3	Consent of F. Gardner Parker to be named as director of the Company.
24.1**	Powers of Attorney.

+	Management contract or compensatory plan or arrangement.
*	To be filed by amendment.
**	Previously filed.